Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34




10016102

Madrid, 23rd July 2010

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741



MAPFRE INCREASED REVENUES 9.2% (€10,967.3 MILLION) IN THE FIRST HALF OF THE YEAR

NET ATTRIBUTABLE RESULT AMOUNTED TO €500.2 MILLION

- **The international business and the recovery in sales in Spain, especially in the Motor and Life Assurance lines, drive the growth in revenues**
- **The net result of the insurance business grows 5.3%**
- **Equity has increased €673.5 million in the six first months of the year**

MAPFRE achieved in the first half of the year a net attributable result of €500.2 million, 5.7% less than in the same period of the previous year, as the extraordinary results obtained in 2009 by the Group's parent holding company were not repeated. However, the net result of the insurance business grew 5.3%, despite the impact of Chile's earthquake, the effect of which on the Group's accounts amounts to €96.6 million, and the high loss experience as a result of the severe weather in Spain, Portugal and in the USA.

Revenues (€10,967.3 million) exceeded 9.2% those from the first half of the previous year. Direct insurance and accepted reinsurance premiums amounted to €9,114.5 million, a 9.6% rise. Moreover, the Group's equity increased over €673 million in the six first months of the year.

Business development in Spain:

In Spain, total premiums from Direct Insurance and Accepted Reinsurance amounted to €4,354.5 million, an increase of 4.2%, versus a decline of the sector of 5.2%.

- Premiums at MAPFRE FAMILIAR have exceeded €2,347 million. Excluding the Health business from the civil servants' mutual purchasing associations, which was deliberately cancelled in 2010, premiums have increased 1.7%; the growth of the Motor insurance (+0.8% compared to the 1% decline of the sector) and Home insurance (+5.1%) should be underscored.



- Life Assurance premiums have increased 21.7% to €1,610.6 million, while technical reserves grew 1.8%, to €15,984.3 million. Mutual funds have performed positively (+10.1%), and pension funds under management have risen 4.9%.

- Premiums from Commercial Insurance, including Global Risks, reached €885.4 million, a figure 1.7% higher than that recorded in 2009.

Business development abroad:

The international business, which represents 55.2% of the Group's total premiums, has grown 17.4%, reaching €5,365.2 million.

- Premiums at MAPFRE AMÉRICA have exceeded €2,449 million, a 20.8% rise compared to the first half of 2009, with noteworthy growth in Brazil and Colombia.

- Premiums at MAPFRE INTERNACIONAL reached €960.1 million, an 8.9% increase, thanks to the improvement in results in the USA and Turkey and to the consolidation of FINIBANCO VIDA (Portugal).

- Premiums at MAPFRE GLOBAL RISKS have increased 7.9%, to €488.5 million, reflecting the strong growth of the Property, Third Party Liability and Aviation lines.

- Accepted premiums at MAPFRE RE have exceeded €1,253 million, an increase of 23.1%.

- The revenues (premiums and income from the sale of services) of the Assistance business have grown 11.3% to €284.6 million.

The MAPFRE Group, with a presence in over 40 countries, maintains its leadership position in the Spanish insurance market and, since 2005, is the leading Non-life insurer in Latin America. Moreover, in 2009, MAPFRE was sixth among Europe's top Non-life insurance companies by premiums volume, according to the ranking recently published by FUNDACIÓN MAPFRE.

Madrid, 22nd July 2010.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility (phone 91 581 87 14; 91 581 46 53; fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com



MAIN CONSOLIDATED FIGURES

Results	Million € 6M 2010	Million € 6M 2009	% Var. 10 / 09
GROSS WRITTEN AND ACCEPTED PREMIUMS	**9.114,5**	**8.313,1**	**9,6%**
Non-life	6.767,7	6.449,1	4,9%
Life	2.346,8	1.864,0	25,9%
TOTAL CONSOLIDATED REVENUES	**10.967,3**	**10.042,8**	**9,2%**
RESULTS BEFORE TAX AND MINORITY INTERESTS	**788,5**	**813,0**	**-3,0%**
RESULTS AFTER TAX AND MINORITY INTERESTS	**500,2**	**530,6**	**-5,7%**
EARNINGS PER SHARE (euro cents)	**17,0**	**18,8**	**-9,3%**

Balance Sheet	Million € 6M 2010	Million € 6M 2009	% Var. 10 / 09
TOTAL ASSETS	**47.005,3**	**42.590,2**	**10,4%**
MANAGED SAVINGS [1]	**24.626,1**	**22.961,7**	**7,2%**
SHAREHOLDERS' EQUITY	**6.760,8**	**5.508,3**	**22,7%**

[1] Includes: Life technical reserves, mutual and pension funds

MAIN FIGURES BY UNITS

Written and accepted premiums	Million € 6M 2010	Million € 6M 2009	% Var. 10 / 09
MAPFRE FAMILIAR	**2.347,0**	**2.435,4**	**-3,6%**
LIFE ASSURANCE OP. UNIT	**1.610,5**	**1.323,8**	**21,7%**
MAPFRE EMPRESAS	**396,9**	**417,9**	**-5,0%**
TOTAL DOMESTIC BUSINESS	**4.354,5**	**4.177,1**	**4,2%**
INT´L DIRECT INSURANCE DIVISION	**3.898,2**	**3.362,9**	**15,9%**
MAPFRE AMÉRICA	2.449,5	2.028,3	20,8%
MAPFRE GLOBAL RISKS	488,5	452,9	7,9%
MAPFRE INTERNACIONAL [2]	960,1	881,7	8,9%
MAPFRE RE	**1.253,9**	**1.018,5**	**23,1%**
MAPFRE ASISTENCIA	**213,2**	**189,4**	**12,6%**
TOTAL INTERNATIONAL BUSINESS	**5.365,2**	**4.570,8**	**17,4%**

[2] Includes: USA, Portugal, Turkey and the Philippines

Results before tax and minority interests	Million € 6M 2010	Million € 6M 2009	% Var. 10 / 09
MAPFRE FAMILIAR	**323,9**	**340,5**	**-4,9%**
LIFE ASSURANCE OP. UNIT	**139,7**	**122,7**	**13,9%**
MAPFRE EMPRESAS	**81,1**	**61,9**	**31,0%**
TOTAL DOMESTIC BUSINESS	**544,7**	**525,1**	**3,7%**
INT´L DIRECT INSURANCE DIVISION	**226,5**	**201,4**	**12,5%**
MAPFRE AMÉRICA	153,7	109,0	41,0%
MAPFRE GLOBAL RISKS	7,1	12,2	-41,8%
MAPFRE INTERNACIONAL [2]	65,7	80,1	-17,9%
MAPFRE RE	**90,5**	**85,1**	**6,3%**
MAPFRE ASISTENCIA	**12,8**	**10,9**	**17,4%**
TOTAL INTERNATIONAL BUSINESS	**329,8**	**297,4**	**10,9%**

[2] Includes: USA, Portugal, Turkey and the Philippines

RELEVANT FACT

Pursuant to the requirements of article 82 of the Securities Market Law, notice is hereby given that on 6th July 2010, the Spanish Securities and Exchanges Commission (CNMV) has verified that the requirements have been met for the admission to listing of the EIGHTY NINE MILLION, FOUR HUNDRED AND FORTY FOUR THOUSAND AND FIVE HUNDRED AND SEVENTY TWO (89,444,572) shares issued in connection to the capital increase approved by the Board of Directors of the Company at the meeting held on 20th May 2010. The Madrid Stock Exchange (Sociedad Rectora de la Bolsa de Valores de Madrid) foresees to approve today the admission to listing of the shares referred to above, which will commence to trade on the Madrid and Barcelona Stock Exchanges and on the Spanish Stock Market Interconnection System (Continuous Market) tomorrow, 8th July 2010.

Madrid, 7th July 2010

COMISIÓN NACIONAL DEL MERCADO DE VALORES
C/ MIGUEL ÁNGEL, Nº. 11. 28010 MADRID

PRESS RELEASE


MAPFRE

MAPFRE AGAIN CONCLUDES SUCCESFULLY ITS DIVIDEND REINVESTMENT PLAN

The capital increase has been subscribed on a 94.87%

MAPFRE has successfully concluded the capital increase approved by the Board of Directors on May 20th 2010, specifically designed to offer shareholders the possibility of reinvesting the final dividend 2009 in newly issued shares of the company.

The capital increase adds €179.6 million to the shareholders' equity of the company.

Once this transaction is concluded, the number of outstanding shares of MAPFRE is 3.012.154.351.

June 22nd 2010, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

RELEVANT FACT

Notice in hereby given to the CNMV that the Board of Directors of MAPFRE, S.A. has resolved to pay from 16 June 2010 onwards a final dividend against 2009 results of €0.08 Euros gross per share as approved at the Annual General Meeting held on 6 March 2010, to those shares numbered from 1 to 2,922,709,779, both inclusive. All shares properly registered with IBERCLEAR on the day prior to the payment date will receive the net dividend in cash.

On 16 June 2010, the share will trade "ex-dividend".

It is expressively stated that those new shares of MAPFRE, S.A. which shall be issued as a consequence of the capital increase agreed by the Board of Directors of the Company on 6 March 2010 and duly communicated to the CNMV by means of a "relevant fact" on the same date, shall not be eligible to receive the final dividend this relevant fact refers to.

Madrid, 20 May 2010

COMISIÓN NACIONAL DEL MERCADO DE VALORES
C/ MIGUEL ÁNGEL, Nº. 11. 28010 MADRID



RELEVANT FACT

In addition to the relevant fact published on 6 March 2010 (# 122,049) regarding the capital increase agreed by the Board of Directors on the same date, notice is hereby given that, in light of the evolution of MAPFRE's share price since the said agreement, the Board of Directors has resolved on 20 May 2010 to change the issuance price, hence modifying the total amount of the share capital increase and the total number of shares to be issued in connection with the said capital increase.

In accordance with this agreement, the share capital will be increased in the amount of 9,428,096 Euros, by means of the issuance and circulation of 94,280,960 ordinary shares, with a par value of 0.10 Euros each one, of the same class and series as before. The shares will be issued at 2,008%, that is, at 2.008 Euros each, 0.10 Euros of which corresponds to par value and the remainder 1.908 Euros to the issuance premium.

Existing shareholders shall have pre-emptive rights for the subscription; the period for pre-emption rights encompasses the 15 days after the rights offering is announced on the official news board of the Mercantile Register (Boletín Oficial del Registro Mercantil); in order to subscribe for one new share, he/she must be in possession of at least 31 old shares.

The remaining terms and conditions of the capital increase do not change, thus new shares shall be fully paid up at the moment of its subscription in cash, and will participate in the results which will be distributed from 30 June 2010 onwards. If the shares corresponding to the foreseen capital increase were not fully subscribed, the share capital shall be increased in the actual subscription amount.

Madrid, 20 May 2010

COMISIÓN NACIONAL DEL MERCADO DE VALORES
C/ MIGUEL ÁNGEL, Nº. 11. 28010 MADRID



MAPFRE INCREASED REVENUES 8.9% (€5,892.4 MILLION) IN THE FIRST QUARTER

NET ATTRIBUTABLE RESULT AMOUNTED TO €273.1 MILLION

- **The recovery in sales in Spain as well as the international and reinsurance businesses drive the growth in revenues**
- **The net result of the insurance business grow 11.1%**
- **Equity has increased €262.3 million**

MAPFRE achieved in the first quarter of the year a net attributable result of €273.1 million, 4.8% less than in the same period of the previous year, as the extraordinary results obtained in 2009 by the Group's parent holding company were not repeated. However, the net result of the insurance business grew 11.1%, despite the impact of Chile's earthquake, the effect of which on the Group's accounts amounts to €80.8 million, and the high loss experience as a result of the severe weather conditions in Spain and in the USA.

Revenues (€5,892.4 million) exceeded 8.9% those from the prior year quarter. Direct insurance and accepted reinsurance premiums amounted to €4,935.3 million, a 9.6% rise. Moreover, the Group's equity increased over €262 million (3.7%).



Business development in Spain:

In Spain, total premiums from Direct Insurance and Accepted Reinsurance amounted to €2,641.3 million, an increase of 9.8%, versus a decline of the sector of 3.75%.

- Premiums at MAPFRE FAMILIAR have exceeded €1,474.9 million. Excluding the Health business from the civil servants' mutual purchasing associations, which was deliberately not renewed in 2010, premiums have increased 1.8%; the growth of the Motor insurance (+0.2% compared to the 1.7% decline for the sector) and Home insurance (+4.5%) should be underscored.

- Life Assurance premiums have increased 61.5% to €942.4 million, while technical reserves grew 4.6%, to €16,474 million. Mutual funds have recorded an increase of 12.1%, while pension funds under management have risen 13.8%.

- Premiums from Commercial Insurance, including Global risks, reached €475 million, a figure similar to that recorded in 2009.

Business development abroad:

The international business, which represents 49.4% of the Group's total premiums, has grown 10.7%, reaching €2,577.4 million.

- Premiums at MAPFRE AMÉRICA, which include the operations from GRUPO MUNDIAL since 1st January, have exceeded €1,144.4 million, a 14% rise compared to the first quarter of 2009, with noteworthy growth in Brazil and Colombia.

- Premiums at MAPFRE INTERNACIONAL (USA, Portugal, Turkey and The Philippines) reached €457.2 million, a 4.1% decline due to a less favourable EUR/USD exchange rate than in the same quarter of previous year.

- Premiums at MAPFRE GLOBAL RISKS have increased 9.4%, to €251.3 million, reflecting the strong growth of the Property, Engineering and Aviation lines.



- Accepted premiums at MAPFRE RE have exceeded €615.2 million, an increase of 18.4%.

- The revenues (premiums and income from the sale of services) of the Assistance business have grown 8.4% to €142.3 million.



MAIN CONSOLIDATED FIGURES

Results	Million € 3M 2010	Million € 3M 2009	% Var. 10 / 09
GROSS WRITTEN AND ACCEPTED PREMIUMS	4,935.3	4,501.9	9.6%
Non-life	3,632.6	3,656.5	-0.7%
Life	1,302.7	845.4	54.1%
TOTAL CONSOLIDATED REVENUES	5,892.4	5,412.1	8.9%
RESULTS BEFORE TAX AND MINORITY INTERESTS	421.1	438.9	-4.1%
RESULTS AFTER TAX AND MINORITY INTERESTS	273.1	287.0	-4.8%
EARNINGS PER SHARE (euro cents)	9.3	10.3	-9.7%

Balance Sheet	Million € 3M 2010	Million € 3M 2009	% Var. 10 / 09
TOTAL ASSETS	45,866.0	43,029.7	6.6%
MANAGED SAVINGS (1)	24,889.2	22,662.0	9.8%
SHAREHOLDERS' EQUITY	6,365.8	4,966.3	28.2%

(1) Includes: Life technical reserves, mutual and pension funds

MAIN FIGURES BY UNITS

Written and accepted premiums	Million € 3M 2010	Million € 3M 2009	% Var. 10 / 09
MAPFRE FAMILIAR	1,474.9	1,576.4	-6.4%
LIFE ASSURANCE OP. UNIT	942.4	583.7	61.5%
MAPFRE EMPRESAS	224.0	245.1	-8.6%
TOTAL DOMESTIC BUSINESS	2,641.3	2,405.2	9.8%
INT'L DIRECT INSURANCE DIVISION	1,852.9	1,710.0	8.4%
MAPFRE AMÉRICA	1,144.4	1,003.5	14.0%
MAPFRE GLOBAL RISKS	251.3	229.8	9.4%
MAPFRE INTERNACIONAL (2)	457.2	476.7	-4.1%
MAPFRE RE	615.2	519.7	18.4%
MAPFRE ASISTENCIA	109.3	98.6	10.9%
TOTAL INTERNATIONAL BUSINESS	2,577.4	2,328.3	10.7%

(2) Includes: USA, Portugal, Turkey and the Philippines

Results before tax and minority interests	Million € 3M 2010	Million € 3M 2009	% Var. 10 / 09
MAPFRE FAMILIAR	214.1	179.8	19.1%
LIFE ASSURANCE OP. UNIT	72.5	63.0	15.1%
MAPFRE EMPRESAS	43.1	40.0	7.8%
TOTAL DOMESTIC BUSINESS	329.6	282.8	16.5%
INT'L DIRECT INSURANCE DIVISION	95.8	93.3	2.7%
MAPFRE AMÉRICA	71.5	51.0	40.2%
MAPFRE GLOBAL RISKS	-3.2	8.5	-137.6%
MAPFRE INTERNACIONAL (2)	27.5	33.8	-18.4%
MAPFRE RE	30.0	40.1	-25.2%
MAPFRE ASISTENCIA	5.4	4.9	10.2%
TOTAL INTERNATIONAL BUSINESS	131.2	138.3	-5.1%

(2) Includes: USA, Portugal, Turkey and the Philippines



Madrid, 30th April 2010

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 87 14; 91 581 46 53; fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

PRESS RELEASE


MAPFRE

MAPFRE APPROVES ITS 2009 ACCOUNTS

The Group expects to achieve revenues of €20 billion in 2010

MAPFRE's Annual General Meeting of Shareholders approved today the Group's accounts, which recorded a net result of €927 million (a 2.9% increase over 2008). The Chairman, Mr. José Manuel Martínez, assured in his speech that these figures confirm the success of the strategy of geographical expansion and business diversification started by MAPFRE years ago. Furthermore, he pointed out that despite the difficulties in the economic environment, the Group maintains its leading position in the Spanish market, without affecting its quality of service or the rigorous approach to underwriting.

These positive results have allowed the General Meeting to allocate €434.3 million to dividends, which are equivalent to €0.15 per share. Shareholders, who already received an interim dividend of €0.07 last December, will be paid a further €0.08 per share as final dividend.

MAPFRE's Chairman informed that the Group's objective is to achieve in 2010 revenues of €20 billion. Likewise, he reported on the corporate transactions carried out in 2009, among which he underlined the memorandum of understanding signed with Banco Do Brasil, which is expected to be implemented in the first quarter of this year, the alliance with Grupo Mundial de Seguros (Panama) and the bancassurance agreement with Finibanco (Portugal).

Mr. José Manuel Martínez also underscored that the agreement signed last Friday with Caixa Catalunya to jointly develop the Insurance and Pension Plan businesses of the said Savings Bank will reinforce the Group's leadership, increase its market share in Spain significantly and strengthen its presence and roots in the Catalonian market with such a relevant and prestigious partner as Caixa Catalunya.

PRESS RELEASE


MAPFRE

He also mentioned that the figures for the period 2003-2008, the latest available, MAPFRE shows it has achieved the best growth ratios, solvency and profitability of the Insurance World, which confirms that it maintains the right strategic track; but should continue to improve its competitiveness, to continue bridging the gap in terms of size with the largest European insurers, while maintaining its high standards of professionalism and remain a reference as management model for the insurance industry.

MAPFRE's Chairman also highlighted in his speech the current differences between financial and insurance entities, and stated that these differences should be taken into account by regulators, particularly in the current situation, when new capital requirements are being defined for the insurance sector.

Madrid, 6th March 2010

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 87 14, fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

MAPFRE

Notice is given to the CNMV that at the General Shareholder's Meeting of MAPFRE S.A., held on first call on 6th March 2010, has resolved to:

- Approve the individual and consolidated Annual Accounts for financial year 2009.
- Approve the Board of Directors' management during financial year 2009.
- Re-elect for another four-year period of the following Directors: Mr. Filomeno Mira Candel, Mr. Rafael Fontoira Suris, Mr. Sebastián Homet Duprá, Mr. Antonio Huertas Mejías, Mr. Andrés Jiménez Herradón, Ms. Francisca Martín Tabernero, Mr. Matías Salvá Bennasar and Mr. Francisco Vallejo Vallejo, without prejudice to the fulfilment of the statutory requirements and the corporate governance rules.
- Re-elect for another four-year period of the following Directors: Mr. Rafael Beca Borrego and Mr. Rafael Márquez Osorio with effect from 29th December 2010, date when the current mandates cease.
- Approve the distribution of earnings proposed by the Board of Directors, and therefore to distribute a total dividend of €0.15 gross per share to shares numbers 1 to 2,863,410,355 each inclusive, and of €0.08 gross per share to shares numbers 2,863,410,356 to 2,922,709,779 each inclusive. Part of this dividend, in the sum of €0.07 gross per share, was paid out to shares numbers 1 to 2,863,410,355 following a resolution passed by the Board of Directors on 26th October 2009, and the rest, up to the agreed total of €0.08 gross per share, shall be paid to all of the shares, that is, numbers 1 to 2,922,709,779 each inclusive, on a date to be determined by the Board of Directors, during the period 20th April 2010 and 20th June 2010.

  Authorise the Board of Directors so that it may, pursuant to section 153 of the Revised Text of the Companies Act, during the five years following the date of this resolution, increase the share capital once or several times by up to a maximum of €146,135,488.95, equivalent to 50% of the share capital.
- Request that the shares that the company issues as a result of the share capital increase carried out by the Board of Directors under the authorization referred to in the preceding paragraph.
- Authorise the Board of Directors so that, pursuant to the provisions of section 75 and related sections of the Revised Text of the Spanish Companies Act, the Company may proceed, directly or through affiliates, to acquire treasury stock, whose nominal value, added to those already owned by the Company and its affiliates, does not exceed 10% of the share capital of MAPFRE, S.A. and during a period of five years as from the date of the resolution herein.

- Endorse the report on the Directors' remuneration policy that is submitted to the General Meeting for consultation purposes.
- Extend the appointment of the firm Ernst & Young, S.L. as the Company's Auditors, both for the Individual Annual Accounts.

Madrid, 6th March 2010



RELEVANT FACT

Notice is hereby given to the CNMV that the Board of Director of MAPFRE, S.A., in its meeting held on 6th March 2010, has accepted the resignation of Mr. Miguel Blesa de la Parra and has co-opted Mr. Rodrigo Rato y Figaredo in his place.

Madrid, 6th March 2010



RELEVANT FACT

Notice is hereby given to the CNMV that the Board of Director of MAPFRE, S.A. has approved a dividend reinvestment plan in newly issued shares, under the terms exposed in the document of the said plan attached below.

Madrid, 6th March 2010



DIVIDEND REINVESTMENT PLAN IN NEWLY ISSUED SHARES

On 3rd February 2010, The Board of Directors of MAPFRE, S.A. agreed to call all Shareholders to an Ordinary General Meeting to be held on 6th March 2010, with the following proposed resolution, amongst others:

> "Approval of the distribution of earnings proposed by the Board of Directors, and therefore to distribute a total dividend of €0.15 gross per share to shares numbered 1 to 2,863,410,355, each inclusive, and of €0.08 gross per share to shares numbered 2,863,410,356 to 2,922,709,779 each inclusive. Part of this dividend, in the sum of €0.07 gross per share, was anticipated to shares numbered 1 to 2,863,410,355 by way of a resolution of the Board of Directors approved on 26th October 2009, and the rest, up to the total agreed, i.e. €0.08 gross per share to all shares, numbered 1 to 2,922,709,779, each inclusive, shall be paid on a date to be determined by the Board of Directors and to be paid between 20th april 2010 and 20th June 2010."

Likewise, The Board of Directors of the Company has approved a dividend reinvestment plan of said dividend by means of the subscription of newly issued shares, under the following terms:

Reinvestment of dividends

The reinvestment of the foreseen final dividend against the 2009 aforementioned results shall take place by means of the appropriate capital increase, to which will be eligible all shareholders of the Company at the closing of the market on the day prior to the payment of said final dividend who does not sell his/her rights .

Said shareholders will be eligible to reinvest up to 81% of the gross dividend corresponding to the shares they own, in new shares of the Company, issued under the terms exposed in the following section.

Said percentage is the result of applying a withholding tax of 19%, and provides an equitable treatment to shareholders, as well as the maintenance of their participation percentage in the share capital.

Capital increase

In order to implement the dividend reinvestment plan, the Board of Directors, pursuant to the authorization conferred by the General Meeting on 7th March 2009, agreed to increase the share capital in corresponding amount to the payment of the final dividend for a maximum total amount, including the issuance premium, of €189,172,389.22

The issuance price of the new shares (2,589%) corresponds to comparing the simple average at market close of MAPFRE S.A.'s shares traded on the "Continuous Market" (SIBE) during the period 1st March 2009 and 28th February 2010, both inclusive, with the closing price of MAPFRE S.A.'s shares at market close on 26th February 2010, the last trading day from a stock market perspective, of the indicated period of time, the first method being the one chosen, since this results in a lower price compared to the second method.

The new shares to be issued shall grant its owners the same political and economical rights to shares currently in circulation.

The admission for listing will be requested to the Madrid and Barcelona Stock Exchanges of the new Company shares issued as a result of the capital increase.

Reinvestment Procedure

Shareholders shall give instructions to his/her Custodian bank where the shares are deposited for its subscription/reinvestment within the subscription period of the newly issued shares.

CARTERA MAPFRE, the main shareholder of MAPFRE, S.A, will inform the CNMV about its intention to subscribe its share of the capital increase.

****

For the execution of the dividend reinvestment plan exposed above, the Board of Directors has resolved to:

1. Approve the reinvestment plan for the foreseen final dividend against 2009 results into newly issued shares as a result of the capital increase described under the following resolution.

2. Increase the share capital, in exercise of the authorisation granted in General Meeting on 7th March 2009, in the amount of €7,306,774.40, by means of the issuance and circulation of 73,067,744 ordinary shares, of €0.10 par value each, of the same class and series as before, numbered consecutively 2,922,709,780 to 2,995,777,523, each inclusive, whose subscription and payment shall take place in the following terms:

   a) Shares will be issued at 2,589%, that is, at €2.589 each, of which €0.10 corresponds to nominal value and the remainder, €2.489 to legal reserves, until said reserves reach 20% of the share capital; the excess over such amount shall be added to voluntary reserves.

   b) New shares shall be paid in full at the moment of its subscription in cash.

   c) The new shares will participate in the results which will be distributed from 30th June 2010 onwards.

   d) Existing shareholders shall have pre-emptive rights for the subscription of the newly issued shares as stated in the Companies Act; the period for pre-emption rights encompasses the 15 days after the rights offering is announced on the official news board of the Mercantile Register (Boletín Oficial del Registro Mercantil); in order to subscribe for one new share, he/she must be in possession of at least 40 old shares.

e) If, once the period for pre-emption rights is finalised, the shares corresponding to the foreseen capital increase were not subscribed and paid-up in full, the share capital shall be increased in the actual subscription amount.

* * * * * * * * * * * * * *

Developing the bancassurance channel in Catalonia

Presentation for investors and analysts

6th March 2010


MAPFRE

MAPFRE and CAIXA CATALUNYA reach an agreement to create a leading bancassurance group in Catalonia


MAPFRE

- MAPFRE and CAIXA CATALUNYA have reached an agreement to jointly develop said Savings Bank's Insurance and Pension plans businesses

- Pursuant to this agreement, MAPFRE will acquire 50% shareholdings in CAIXA CATALUNYA's insurance subsidiaries (ASCAT VIDA and ASCAT SEGUROS GENERALES)

- The aim of this transaction, utilising MAPFRE specialised management, is to boost the development of the insurance and pensions businesses of CAIXA CATALUNYA and its subsidiaries

- MAPFRE will consolidate in its accounts said insurance subsidiaries and will be the exclusive provider of insurance products through CAIXA CATALUNYA's network




MAPFRE

Financial terms of the agreement

Payments structure

224.8
222.0
110.0
556.8
110.0
446.8
Up-front payment
Deferred payment 2011-2015
Earn-out
TOTAL (incl. EARN-OUT)

Initial payment	▪ €224.8 million
Deferred payment	▪ €222.0 million, to be paid in equal instalments over 5 years
Earn-out	▪ Up to €110.0 million, subject to the achievement of 5 and 10-year targets

Transaction financing (excluding earn-out)		
Dividend reinvestment	≤	187.5
Internal cash generation	≥	37.3
Deferred payment		222.0



N° 2010 - 3

This agreement consolidates MAPFRE's position as a reference in the bancassurance channel in Spain


MAPFRE

- **Expands MAPFRE's presence in the main distribution channel for Life assurance**
- **Strengthens MAPFRE's competitive position in Catalonia**
- **Greater geographical diversification: highly complementary with the existing bancassurance agreements**
- **Strong potential in Non-life, where the banking channel already contributes 13% of new business (ICEA data for Spain)**
- **MAPFRE's and CAIXA CATALUNYA's bancassurance know how and platforms will allow a successful integration**



Banks' networks have confirmed their pre-eminence in Life assurance distribution and have become an emerging force in Non-life


MAPFRE


Life
71.9%
74.0%
2004
2008
■ Bancassurance, % of new business


Non-life
9.1%
13.4%
2004
2008
■ Bancassurance, % of new business

Source: ICEA



CAIXA CATALUNYA: one of the main banking distribution networks in Spain



MAPFRE



Banking networks(1)
La Caixa 5,520
BBVA 3,325
Santander 2,941
Caja Madrid 2,096
Popular 1,899
Banesto 1,822
Sabadell 1,228
Caixa Catalunya(2) 1,203
Bancaja 1,139
CAM 1,114
CCM 596
Caja Duero 561
Bankinter 372
After this agreement, MAPFRE will be present in over 4,800 banking branches



Branches: geographical distribution(1)
Circa 13%(3) of bank branches in Catalonia
114
2
85
2
221
17
72
5
36
2
286
10
636
12
149
11
702
752
1.554
126
822
9
215
4
669
113
92
16
144
23
892
72
178
26
Branches of MAPFRE and current bancassurance partners
Branches of CAIXA CATALUNYA(2)

Source: CECA, AEB.

(1) Data as at 31 December 2008.

(2) As at 31 December 2009, CAIXA CATALUNYA had 1,154 branches

(3) This percentage does not include MAPFRE's 399 branches in CATALONIA



This agreement reinforces MAPFRE's competitive position on a national and regional level


MAPFRE


Market shares – Life and Non-life
MAPFRE + CAIXA CATALUNYA 14.9%
MAPFRE 13.0%
ZURICH 9.0%
SANTANDER 5.8%
LA CAIXA 5.5%
AXA 5.5%
Catalonia

	MAPFRE	Pro forma
TOTAL MARKET	4th	1st
- NON LIFE	1st	1st
- LIFE	6th	2nd


Life premiums – market shares
Zurich 14.6%
MAPFRE + Caixa Catalunya 13.0%
Santander 11.8%
La Caixa 10.5%
MAPFRE 9.0%
Aviva 6.4%


Life technical reserves – market shares
La Caixa 13.4%
MAPFRE + Caixa Catalunya 12.6%
MAPFRE 10.6%
Santander 9.5%
Zurich 6.8%
BBVA 6.5%

Source: ICEA. Data as at 31 December 2009, except for Catalonia, where data is as at 31 December 2008




MAPFRE

ASCAT: 24 years of bancassurance experience


Gross written and accepted premiums
CAGR: +8.4%
827.2
706.1
704.8
17.3
944.9
30.6
1,141.5
32.7
827.2
706.1
687.5
914.3
1,108.8
2005
2006
2007
2008
2009
Life
Non-Life


Managed savings
CAGR: +2.3%
3,621.5
3,861.4
3,903.7
3,586.2
3,968.9
1,203.8
1,130.8
1,208.2
2,417.7
2,414.0
2,392.4
2,455.4
2,760.7
2005
2006
2007
2008
2009
Technical reserves
Pension funds

Key financial data(1)

	2005	2006	2007	2008(2)
Underwriting and financial result	25.9	31.3	37.4	32.4
Pre-tax result	40.6	44.8	58.2	43.6
Net attributable result	26.5	28.5	38.9	30.5
Shareholders' equity	158.7	164.6	190.0	198.0
ROE		*17.8%*	*21.6%*	*15.8%*
MCEV (Life)	---	---	473.4	425.0

Million Euros




1) Aggregate data for Ascat Vida and Ascat Seguros Generales
2) Includes losses of €25 million for write-downs of financial investments

Source: DGSFP, ICEA, INVERCO

Investor Relations Department


MAPFRE

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Natalia Núñez Arana	Investor Relations	+34-91-581-8664
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Álvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28222 Majadahonda
relacionesconinversores@mapfre.com




MAPFRE

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.




CAIXA CATALUNYA


MAPFRE

PRESS RELEASE

MAPFRE AND CAIXA CATALUNYA SIGN BANCASSURANCE AGREEMENT

- **The joint venture includes Life and Non-life areas and Pension Plans**

- **The new BancAssurance project will combine CAIXA CATALUNYA's large distribution and sales capacity with MAPFRE's specialized management and its solid, diverse product range**

- **With this agreement, MAPFRE reinforces its leadership in Spain and increases its presence and roots in the Catalonian market, and CAIXA CATALUNYA strenghtens its position in the BancAssurance business jointly with the sector leader in Spain**

MAPFRE and CAIXA CATALUNYA have reached an agreement to jointly develop said Savings Bank's Insurance and Pension plans businesses. Pursuant to this agreement, MAPFRE will acquire 50% shareholdings in CAIXA CATALUNYA's insurance subsidiaries (Ascat Vida and Ascat Seguros Generales). The aim of this transaction, utilising MAPFRE's specialised management, is to boost the development of the insurance and pensions businesses of CAIXA CATALUNYA and its subsidiaries, which distribute their products via the Savings Bank's extensive network.

This joint venture between CAIXA CATALUNYA and MAPFRE is the largest merger or acquisition transaction that has taken place over the last few months in Spain, and the third largest in BancAssurance in the history of the country.

The conclusion of this transaction has taken place after a long competitive selection process, which lasted various months and in which various important European insurance companies have participated. The guaranteed price of the transaction amounts to €446.8 million, which will be paid in various periods until 2,015. The agreement foresees possible future additional payments, dependent upon the completion of the agreed business plan.





PRESS RELEASE

In 2009, CAIXA CATALUNYA's subsidiaries, Ascat Vida and Ascat Seguros Generales, achieved premiums of €1,141.5 million (a 20.8% increase versus 2008) and managed savings of €3,968.9 million (a 10.6% rise versus the previous year).

CAIXA CATALUNYA currently has to €64,000 million in assets and over 3.3 million customers, which highlights the commercial capacity of the entity. Furthermore, it has one of the main financial distribution networks in Spain, with 1,154 branches, whose future bancassurance activities will focus solely on the sale of ASCAT and MAPFRE products.

With this transaction, CAIXA CATALUNYA achieves its objective of reinforcing its position in the BancAssurance business and does so jointly with the sector leader in Spain, present in other 42 countries in the World, where it already generates 50% of its business. This transaction will allow to widen the range and quality of saving and insurance products that CAIXA CATLUNYA offers its customers.

MAPFRE, the leading Spanish insurer, recorded in 2009 premiums of €15,608.8 million (a 9.1% increase versus 2008) and managed savings of €24,130.5 million. MAPFRE has valued the broad branch network of the financial entity as well as its distribution potential. With this agreement it will increase by almost 2% its market share in the Spanish insurance market, and will substantially improve its position in the individual pension plans ranking. At the same time, this will reinforce its positioning and presence in the Catalonian market, through its association with such a relevant entity, namely CAIXA CATALUNYA.

MAPFRE has been advised in this transaction by the investment bank Atlas Capital, and CAIXA CATALUNYA by Morgan Stanley and the law firm Garrigues.

Madrid, 5rd March 2010.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 87 14; 91 581 81 96, fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)
Cristina Langarika. Directora de Comunicación e Imagen Corporativa de Caixa Catalunya 93 484 50 84.
Cristina.langarika@caixacatalunya.com

QUARTERLY INFORMATION
(INTERIM DECLARATION OR QUARTERLY FINANCIAL REPORT)

QUARTER: **First** YEAR: **2010**

END OF REPORTING PERIOD: **31/03/2010**

I. ISSUER IDENTIFICATION INFORMATION

Corporate name:	MAPFRE, S.A.

Legal address:	Paseo de Recoletos, 25. 28004 MADRID	**TAX ID**
		A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information: **(only to be completed for those conditions stipulated in section B) of the instructions)**

III. INTERIM MANAGEMENT REPORT

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Group amounted to €5,218.7 million in the first quarter of 2010, a 10.3% increase. Consolidated premiums totalled €4,935.3 million, a rise of 9.6%. Total operating revenues reached €5,960.7 million, including €68.3 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table[1]:

	3M 2010	3M 2009	% 10/09
Companies operating mainly in Spain	**3,306.4**	**2,992.9**	**10.5%**
- Gross written and accepted premiums	2,641.3	2,405.2	9.8%
- Income from investments	499.8	472.1	5.9%
- Non-insurance companies' revenues and other	165.3	115.5	43.1%
Companies operating mainly abroad	**2,906.6**	**2,609.7**	**11.4%**
- Gross written and accepted premiums	2,577.4	2,328.3	10.7%
- Income from investments	275.4	230.8	19.3%
- Non-insurance companies' revenues and other	53.8	50.6	6.3%
Parent company	**38.8**	**198.1**	**-80.4%**
TOTAL REVENUES	**6,251.8**	**5,800.6**	**7.8%**
Consolidation adjustments and other companies	-359.4	-388.5	-7.5%
TOTAL CONSOLIDATED REVENUES	**5,892.4**	**5,412.1**	**8.9%**
Gross contributions to pension funds	68.3	100.6	-32.1%
TOTAL REVENUES FROM OPERATIONS	**5,960.7**	**5,512.7**	**8.1%**

Figures in million euros

In the first quarter of 2010, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 7.8% and 8.9%, respectively, stemming from the sustained development of the international and reinsurance business, complemented with the increase in business volumes in Spain, against a contraction for the market as a whole, thanks to strong growth in Life Assurance and the recovery in sales in Motor and Home insurance.

[1] Figures for MAPFRE GLOBAL RISKS, which for operational purposes belongs to the INTERNATIONAL DIRECT INSURANCE DIVISION from January 2010, are presented as part of those companies operating mainly abroad.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	3M 2010	3M 2009	% 10/09
Life assurance technical reserves	18,444.0	17,075.1	8.0%
Pension funds	3,787.4	3,328.9	13.8%
Mutual funds and managed portfolios	2,657.8	2,258.0	17.7%
TOTAL	**24,889.2**	**22,662.0**	**9.8%**

Figures in million euros

The variation in funds under management recorded in the first quarter of 2010 is mainly due to the winning of retail Life-Savings business and the recovery in the market values of assets managed in mutual and pension funds, which in the first quarter of the previous year were negatively affected by the market volatility.

Excluding the impact of the adjustments arising from the change in the market value of the assets backing Life assurance technical reserves, funds under management would have increased 7.8%.

Spain

Direct insurance and accepted reinsurance premiums written by the Group companies that operate primarily in Spain reached €2,641.3 million, to which €68.3 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	3M 2010	3M 2009	% 10/09
MAPFRE FAMILIAR	1,474.9	1,576.4	-6.4%
MAPFRE EMPRESAS	224.0	245.1	-8.6%
NON-LIFE INSURANCE IN SPAIN	**1,698.9**	**1,821.5**	**-6.7%**
LIFE SAVINGS	809.6	453.9	78.4%
Agents channel	277.3	260.1	6.6%
Bank channel - CAJA MADRID	337.4	73.8	---
Bank channel - Other[2]	194.9	120.0	62.4%
LIFE PROTECTION	132.8	129.8	2.3%
Agents channel	72.4	76.4	-5.2%
Bank channel - CAJA MADRID	36.6	33.7	8.6%
Bank channel - Other[2]	23.8	19.7	20.8%
LIFE ASSURANCE IN SPAIN[1]	**942.4**	**583.7**	**61.5%**
TOTAL PREMIUMS	**2,641.3**	**2,405.2**	**9.8%**
Gross contributions to pension funds	**68.3**	**100.6**	**-32.1%**

Figures in million euros

(1) As from 2010, MAPFRE GLOBAL RISKS is presented as part of the business activities abroad.

(2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNIÓN DUERO VIDA. MAPFRE VIDA's branch in Portugal, whose business was transferred to MAPFRE INTERNACIONAL in January 2010, is included in this company for both years.

The 6.4% decrease in premiums at MAPFRE FAMILIAR reflects the deliberate non-renewal of the recurrently loss-making group health policies with some civil servants' mutual purchasing associations. Excluding this, growth stood at 1.8%, reflecting:

- a 0.2% increase in Motor insurance, compared with a 1.7% contraction for the sector as a whole. At the end of the period, MAPFRE insured 5,823,403 vehicles in Spain (5,799,641 as at 31.12.2009), equivalent to a net increase of 23,762 units in the quarter;
- the good performance of Home insurance (+4.5%);
- a 4% rise in Health, Accident and Burial, thanks to the 6.4% growth in the Health line (excluding the aforementioned non-renewal of business from civil servants' mutual purchasing associations).

The contraction in the premiums volume at MAPFRE EMPRESAS reflects a lower demand due to the economic slowdown in almost all insurance lines, except for the combined agricultural insurance (+2.6%).

The notable increase in Life Assurance premiums is a result of the successful campaigns carried out through the bancassurance channel, in which the contribution of CAJA MADRID must be noted. The contribution of the bancassurance channel was also significant in the Life-Protection segment.

The following table shows the breakdown by company of premiums written through the agents and bank channels:

	AGENTS AND OTHER			BANK CHANNEL			TOTAL		
	3M 2010	3M 2009	**Var. %**	**3M 2010**	3M 2009	**Var. %**	**3M 2010**	3M 2009	**Var. %**
LIFE[1]	349.8	286.1	22.3%	592.6	247.2	139.7%	942.4	533.3	76.7%
MAPFRE FAMILIAR	1,408.3	1,507.7	-6.6%	66.6	68.7	-3.1%	1,474.9	1,576.4	-6.4%
MAPFRE EMPRESAS [2]	220.8	239.8	-7.9%	3.2	5.3	-39.6%	224.0	245.1	-8.6%
NON-LIFE	1,629.1	1,747.5	-6.8%	69.8	74.0	-5.7%	1,698.9	1,821.5	-6.7%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							0.0	50.4	—
TOTAL[1]	1,978.9	2,033.6	-2.7%	662.4	321.2	106.2%	2,641.3	2,405.2	9.8%

Figures in million euros

(1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNIÓN DUERO VIDA.

(2) As of 2010, MAPFRE GLOBAL RISKS, previously part of MAPFRE EMPRESAS, is included in the international business. For comparison purposes, figures have been adjusted for both years.

Other revenues from companies that operate primarily in Spain amounted to €165.3 million, an increase of 43.1% over the previous year. Their breakdown by company is shown in the following table:

	3M 2010	3M 2009	% 10/09
MAPFRE INVERSIÓN and subsidiaries	22.6	21.5	5.1%
MAPFRE INMUEBLES	3.6	3.0	20.0%
MAPFRE QUAVITAE	37.2	33.3	11.7%
Other entities	101.9	57.8	76.3%
TOTAL	**165.3**	**115.5**	**43.1%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €22.6 million, a 5.1% rise versus 2009. The volume of assets in mutual funds and managed portfolios stood at €2,657.8 million, equivalent to a 17.7% increase. At year end, assets managed in pension funds amounted to €1,625.3 million, an increase of 13.3%.

The "Other entities" item includes revenues from MAPFRE FAMILIAR's non-insurance activities, which amounted to €86.3 million, an increase of 87.6%.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	3M 2010	3M 2009	% 10/09
Life	276.0	237.6	16.2%
LATIN AMERICA	260.5	229.2	13.7%
OTHER COUNTRIES[1]	15.4	8.4	83.3%
Non-life	1,325.6	1,242.6	6.7%
LATIN AMERICA	883.8	774.3	14.1%
OTHER COUNTRIES[1]	441.8	468.3	-5.7%
DIRECT INSURANCE	**1,601.6**	**1,480.2**	**8.2%**
GLOBAL RISKS	251.3	229.8	9.4%
ACCEPTED REINSURANCE	615.2	519.7	18.4%
ASSISTANCE	109.3	98.6	10.9%
TOTAL CUMULATIVE PREMIUMS	**2,577.4**	**2,328.3**	**10.7%**

Figures in million euros

(1) Includes MAPFRE USA CORP (previously THE COMMERCE GROUP), MAPFRE INSULAR (the Philippines), MAPFRE GENEL SIGORTA (Turkey) and the businesses in Portugal.

The strong premiums growth at MAPFRE AMÉRICA reflects:

- the good business development in the largest countries in the region, especially in the General, Health and Life Assurance lines;
- the consolidation of the insurance operations of GRUPO MUNDIAL, which in the quarter contributed €34.3 million.

The following table shows the breakdown of the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	**3M 2010**	3M 2009	% 10/09	Local Currency % 10/09
BRAZIL[1]	468.6	358.0	30.9%	8.1%
VENEZUELA	121.7	187.1	-35.0%	37.4%
MEXICO	114.7	97.0	18.2%	9.5%
ARGENTINA	110.7	108.0	2.5%	16.8%
COLOMBIA	83.2	64.4	29.2%	6.2%
PUERTO RICO	67.6	68.2	-0.9%	4.8%
CHILE	49.1	34.3	43.1%	34.1%
CENTRAL AMERICA	44.5	10.7	---	---
PERU	40.7	33.0	23.3%	17.1%
OTHER COUNTRIES[2]	43.6	42.9	1.6%	---
MAPFRE AMÉRICA	1,144.4	1,003.5	14.0%	

Figures in million euros

(1) Figures for Brazil for 3M 2010 include premiums from MAPFRE NOSSA CAIXA of €57.5 million (€55.2 million in 3M 2009).

(2) Includes Ecuador, Paraguay, the Dominican Republic and Uruguay.

MAPFRE INTERNACIONAL obtained total premiums of €457.2 million, with a decrease of 4.1% due to:

- the use of a less favourable EUR/USD exchange rate (31.3.2010: 1.37; 31.3.2009: 1.29);
- the growth in local currency of MAPFRE USA CORP (formerly THE COMMERCE GROUP) (+1.4%) and MAPFRE GENEL SIGORTA (+10.1%);
- the consolidation of FINIBANCO VIDA, which partly offsets the negative effect on premiums of a change in the application of the relevant accounting standards at MAPFRE PORTUGAL.

The breakdown of the growth rates of Direct Insurance premiums achieved in the various countries is shown in the following table.

	PREMIUMS (LIFE AND NON-LIFE)			
				Local currency
COUNTRY	3M 2010	3M 2009	% 10/09	% 10/09
USA	**338.6**	353.5	-4.2%	1.4%
TURKEY	**67.5**	58.9	14.6%	10.1%
PORTUGAL	**42.3**	56.0	-24.5%	---
PHILIPPINES	**8.8**	8.3	6.0%	7.7%
MAPFRE INTERNACIONAL	**457.2**	476.7	-4.1%	

Figures in million euros

MAPFRE GLOBAL RISKS has obtained a premiums volume of €251.3 million, an increase of 9.3%. This development reflects the strong growth of the Property, Engineering and Aviation lines, thanks to the favourable development abroad, which offsets the decrease in the Credit and Surety lines

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded consolidated premiums of €615.2 million (€519,7 million in the first quarter of 2009). The 18.4% growth reflects the good performance of the renewal campaign due to the winning of new business and quota increases in existing contracts, larger cessions form the Group's international subsidiaries and the growth of the Life Assurance business. Net written premiums amounted to €394.2 million, representing a retention rate of 64.1% (65% in the previous year).

The total revenues (premiums and income from the sale of services) at MAPFRE ASISTENCIA and its subsidiaries reached €142.3 million, an 8.4% increase over the same period of the previous year. Of these, €109.3 million corresponded to written and accepted premiums, with an 10.9% increase, and €33.0 million to revenues from services, a 0.9% rise.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 97.5%. Its increase mainly reflects the impact of Chile's earthquake and the severe weather conditions in Spain, the USA and Portugal. Excluding this, the combined ratio would have been 91.3%. The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	3M 2010	3M 2009	3M 2010	3M 2009	3M 2010	3M 2009
MAPFRE S.A. consolidated	**23.6%**	**23.7%**	**73.9%**	**70.5%**	**97.5%**	**94.2%**
Companies operating primarily in Spain						
MAPFRE FAMILIAR	**16.5%**	18.4%	**74.6%**	71.1%	**91.1%**	89.5%
MAPFRE EMPRESAS	**26.0%**	24.5%	**63.8%**	57.0%	**89.8%**	81.5%
TOTAL NON-LIFE SPAIN	**17.7%**	**19.1%**	**73.2%**	**69.4%**	**90.9%**	**88.5%**
LIFE ASSURANCE OP. UNIT(4)	**1.09%**	0.97%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**34.4%**	32.0%	**66.8%**	69.4%	**101.2%**	101.4%
MAPFRE GLOBAL RISKS	**17.6%**	11.5%	**124.1%**	84.5%	**141.7%**	96.0%
MAPFRE INTERNACIONAL	**26.2%**	23.8%	**77.6%**	75.7%	**103.8%**	99.5%
INT'L. DIRECT INSURANCE DIVISION	**31.3%**	**28.6%**	**72.3%**	**72.0%**	**103.6%**	**100.6%**
MAPFRE RE	**22.1%**	25.9%	**79.3%**	69.0%	**101.4%**	94.9%
MAPFRE ASISTENCIA	**26.7%**	27.8%	**67.4%**	65.9%	**94.1%**	93.7%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA.

RESULTS

The net result attributable to the parent company (after minority interests) amounted to €273.1 million, a 4.8% decrease.

The following table shows the sources and breakdown of results:

	3M 2010	3M 2009	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,632.6	3,656.5	-0.7%
Premiums earned, net of ceded and retroceded reinsurance	2,648.2	2,540.8	4.2%
Net claims incurred and variation in other technical provisions	-1,956.9	-1,791.7	9.2%
Operating expenses, net of reinsurance	-620.3	-585.2	6.0%
Other technical income and expenses	-5.8	-15.7	-63.1%
Technical Result	**65.2**	**148.2**	**-56.0%**
Net fin'l. income and other non-technical income and expenses	272.1	185.6	46.6%
Result of Non-life business	**337.3**	**333.8**	**1.0%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,302.7	845.4	54.1%
Premiums earned, net of ceded and retroceded reinsurance	1,186.4	751.1	58.0%
Net claims incurred and variation in other technical reserves	-1,154.4	-761.0	51.7%
Operating expenses, net of reinsurance	-154.4	-114.8	34.5%
Other technical income and expenses	0.1	-1.2	-108.3%
Technical Result	**-122.3**	**-125.9**	**-2.9%**
Net fin'l income and other non-technical income and expenses	245.5	215.8	13.8%
Unrealised gains and losses in Unit-Linked products	-6.5	-5.8	12.1%
Result of Life business	**116.7**	**84.1**	**38.8%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	152.9	117.4	30.2%
Operating expenses	-151.2	-116.1	30.2%
Other revenues and expenses	-34.6	19.7	—
Results from other business activities	**-32.9**	**21.0**	**—**
Result before tax and minority interests	**421.1**	**438.9**	**-4.1%**
Taxes	-116.4	-125.4	-7.2%
Result after tax	**304.7**	**313.5**	**-2.8%**
Result after tax from discontinued operations	-0.2	-0.6	-66.7%
Result for the year	**304.5**	**312.9**	**-2.7%**
Result attributable to minority shareholders	-31.4	-25.9	21.2%
Result attributable to the controlling Company	**273.1**	**287.0**	**-4.8%**

Figures in million euros

The result attributable to the parent company includes for both years a series of large items of extraordinary nature. Excluding these, the underlying result would grow 4.1%.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	**Contribution to consolidated result 3M 2010**	Contribution to consolidated result 3M 2009
INSURANCE ACTIVITIES				
LIFE ASSURANCE OP. UNIT[1]	39.3		**39.3**	35.4
MAPFRE FAMILIAR	161.2		**161.2**	131.1
MAPFRE EMPRESAS	30.1		**30.1**	27.9
OTHER ACTIVITIES				
MAPFRE INMUEBLES	-3.6		**-3.6**	-3.9
MAPFRE QUAVITAE	0.4	-0.2	**0.2**	-0.1
BANCO DE S.F. CAJA MADRID - MAPFRE			**-12.2**	-4.6
COMPANIES OPERATING MAINLY IN SPAIN			**215.0**	185.8
MAPFRE AMERICA	36.6	-4.1	**32.5**	25.7
MAPFRE GLOBAL RISKS	-2.2		**-2.2**	5.9
MAPFRE RE	21.0	-1.8	**19.2**	26.5
MAPFRE ASISTENCIA	3.5		**3.5**	2.9
MAPFRE INTERNACIONAL[2]	23.4	-2.9	**20.5**	18.2
COMPANIES OPERATING MAINLY ABROAD			**73.5**	79.2
Other companies and consolidation adjustments			**-15.4**	22.0
MAPFRE S.A.			**273.1**	287.0

Figures in million euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES.

2) Includes MAPFRE USA CORP. (USA), MAPFRE INSULAR (the Philippines), MAPFRE GENEL SIGORTA (Turkey) and the business in Portugal.

BALANCE SHEET

The following table shows the consolidated balance sheet:

	31.3.10	31.12.09	31.3.09	Interannual variation
ASSETS				
Goodwill	1,706.4	1,643.9	1,648.9	3.5%
Fixed assets	435.1	480.6	373.7	16.4%
Cash & equivalents	1,196.5	861.1	1,894.6	-36.8%
Investments & real estate[1]	31,849.3	30,844.1	29,182.9	9.1%
Participation of reinsurance in technical reserves	3,056.0	2,484.1	2,682.2	13.9%
Other assets	7,622.7	6,792.0	7,247.4	5.2%
TOTAL ASSETS	**45,866.0**	**43,105.8**	**43,029.7**	6.6%
LIABILITIES				
Shareholders' Equity	6,365.8	6,165.7	4,966.3	28.2%
Minority interests	990.3	928.1	849.0	16.7%
Financial & subordinated debt	2,083.6	2,062.6	3,170.8	-34.3%
Technical reserves	31,697.9	29,767.1	29,678.2	6.8%
- Life assurance reserves[2]	17,792.1	17,253.5	16,723.4	6.4%
- Other technical reserves	13,905.8	12,513.6	12,954.8	7.3%
Reserves for risks and expenses	539.4	405.0	347.9	55.1%
Other liabilities	4,189.0	3,777.3	4,017.5	4.3%
TOTAL LIABILITIES	**45,866.0**	**43,105.8**	**43,029.7**	6.6%

Figures in million euros

1) Investments in securities issued by the Republic of Greece amount to €540.5 million (1.7% of "Investments & real state"), of which €195 million correspond to matched Life portfolios
2) Includes unit-linked reserves

Total assets under management, including mutual and pension funds, amounted to €52,311.2 million (€48,616.6 million at the end of the previous year), a 7.6% increase.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity stood at €7,356.1 million, compared to €5.815,3 million as at 31.3.2009. Of said amount, €990.3 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €2.18 at the end of the first quarter of 2010 (€1.81 as at 31.3.2009).

The variation in net equity during the year is shown in the following table:

	3M 2010	3M 2009
BALANCE AS AT PRIOR YEAR END	**7,093.8**	**5,716.4**
Additions and deductions accounted for directly in equity		
Investments available for sale	188.9	-74.9
Translation adjustments	134.5	125.9
Shadow accounting	-148.2	0.0
TOTAL	175.2	51.0
Result for the period	304.5	312.9
Distribution of previous year's result	-236.5	-219.6
Interim dividend for the year	0.0	0.0
Other items	19.1	-45.4
BALANCE AS AT PERIOD END	**7,356.1**	**5,815.3**

Figures in million euros

Equity shows an increase of €262.3 million during the year, which reflects:

- the result of the quarter;
- the recovery in the value of investments, which in the same period of previous year was significantly affected by the market volatility;
- the dividend approved at the Annual General Meeting.

HUMAN RESOURCES

The number of employees at the end of the first quarter of the year and its breakdown by line of business is shown in the following table:

	3M 2010	3M 2009	Var.
Insurance companies	25,518	24,496	4.2%
Other businesses	10,486	9,987	5.0%
TOTAL	36,004	34,483	4.4%

At the end of the first quarter of 2010, there were 16,906 employees in Spain and 19,098 abroad (16,705 and 17,778, respectively, as at 31.3.2009).

ANNEX III

INSURANCE COMPANIES

1st	HALF-YEARLY FINANCIAL REPORT CORRESPONDING TO YEAR	2010

END OF REPORTING PERIOD 30/06/2010

III. DECLARATION(S) OF PERSONS ASSUMING REPONSABLITY FOR THE INFORMATION

As far as we are aware, the summary financial annual accounts contained herein, which have been prepared in accordance with the applicable accounting standards, give a true and fair view of the equity, financial situation and results of the company, or those companies included in the consolidation taken as a whole, while the interim management report includes a true and fair analysis of the information required

Observations with respect to previously filed information
Possible commentaries with respect previous texts.

Person(s) who assume(s) responsibility for this information

In conformity with the powers delegated by the Board of Directors, the Secretary of the Board certifies that the half yearly financial information has been signed by the directors.

Name/Company name	Position
José Manuel Martínez Martínez	Chairman
Alberto Manzano Martos	1sr Vice Chairman
Francisco Ruiz Risueño	2nd Vice Chairman
Ignacio Baeza Gómez	Member
Rafael Beca Borrego	Member
Rafael Fontoira Suris	Member
Santiago Gayarre Bermejo	Member
Luis Hernando de Larramendi Martínez	Member
Sebastián Homet Duprá	Member
Antonio Huertas Mejías	Member
Luis Iturbe Sanz de Madrid	Member
Andrés Jiménez Herradón	Member
Manuel Lagares Calvo	Member
Rafael Márquez Osorio	Member
Francisca Martín Tabernero	Member
Antonio Miguel-Romero de Olano	Member
Filomeno Mira Candel	Member
José Antonio Moral Santín	Member
Rodrigo de Rato y Figaredo	Member
Alfonso Rebuelta Badías	Member
Matías Salva Bennasar	Member
Esteban Tejera Montalvo	Member
Francisco Vallejo Vallejo	Member
José Manuel González Porro	Member - Secretary

Date of signing of this half-yearly information by the corresponding administrative body: 23/07/2009

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (1/2)

(Prepared in accordance with current national accounting criteria)

Thousands Euros

ASSETS		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 31/12/2009
1. Cash and other equivalent liquid assets	005	369,479	939
2. Financial assets held for negotiation	010		
3. Other financial assets at reasonable value, with changes in profit and loss account	015	21,265	
4. Financial assets available for sale	020		
5. Loans and amounts due	025	551,146	53,358
6. Investments held to maturity	030		
7. Hedging derivatives	035		
8. Participation of Reinsurance in technical provisions	041		
9. Tangible assets and investments:	045	892	930
a) Tangible assets	046	892	930
b) Investments in property, plant and equipment	047		
10. Intangible assets	050	2,166	2,010
a) Goodwill	051		
b) Acquistion costs of portfolios of policies	053		
c) Other intangible assets	052	2,166	2,010
11. Equity investments in group and associated companies	055	8,242,052	8,704,069
a) Associated companies	056	192,387	309,760
b) Multigroup companies	057		
c) Group companies	058	8,049,665	8,394,309
12. Tax assets	060	61,045	46,461
a) Current tax assets	061	15,597	1,013
b) Deferred tax assets	062	45,448	45,448
13. Other assets	075	142,853	115,581
14. Assets held for sale	080		
TOTAL ASSETS	100	9,390,898	8,923,348

IV. SELECTED FINANCIAL INFORMATION
1. INDIVIDUAL BALANCE SHEET (2/2)
(Prepared in accordance with current national accounting criteria)

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 31/12/2009
TOTAL LIABILITIES	170	2,249,795	1,989,560
1. Financial liabilities held for negotiation	110		
2. Other financial liabilities at reasonable value, with changes in profit and loss account	115		
3. Debits	120	2,136,639	1,874,632
a) Subordinated liabilities	121	627,706	610,692
b) Bonds and other negotiable securities	122	292,700	285,272
c) Debits with credit institutions	123	800,386	617,052
d) Other debits	124	415,847	361,616
4. Hedging derivatives	130		
5. Technical provisions	131		
a) for unearned premiums	132		
b) for risks in progress	133		
c) for life assurance	134		
d) for outstanding claims	135		
e) for profit sharing and returned premiums	136		
f) other technical provisions	137		
6. Non technical provisions	140	69,309	71,106
7. Tax liabilities	145	43,847	43,821
a) Current tax liabilities	146	43,847	43,821
b) Deferred tax liabilities	147		
8. Other liabilities	150		
9. Liabilities linked to assets held for sale	165		
TOTAL NET EQUITY	195	7,141,103	6,933,789
SHARE EQUITY	180	7,141,103	6,933,789
1. Share capital or mutual fund	171	301,215	292,271
a) Declared capital or mutual fund	161	301,215	292,271
b) less: capital not called-up	162		
2. Share premium reserve	172	3,338,720	3,338,720
3. Reserves	173	2,676,168	2,506,854
4. Less: treasury stock and participation in equity	174	(384)	
5. Prior years results	178	562,126	302,814
6. Other contributions from partners and mutual members	179		
7. Profit / (loss) for the year	175	263,258	693,569
8 Less: interim dividend	176		(200,439)
9. Other equity instruments	177		
VALUATION ADJUSTMENTS	188		
1. Financial assets available for sale	181		
2. Hedging operations	182		
3. Translation differences	184		
4. Correction for shadow accounting	185		
5. Other adjustments	187		
Subsidies, donations and legacies received	193		
TOTAL LIABILITIES AND EQUITY	200	9,390,898	8,923,348

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL PROFIT AND LOSS ACCOUNT
(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 2nd HALF	PRIOR PERIOD 2nd HALF	ACCUMULATED CURRENT YEAR 30/06/2010	ACCUMULATED PRIOR YEAR 30/06/2009
(+) 1. Net written premiums	201				
(+) 2. Income from tangible assets and investments	202				
(+) 3. Other technical income	203				
(-) 4. Net claims incurred	204				
(+/-) 5. Net variation of other technical provisions	205				
(+/-) 6. Profit sharing and returned premiums	206				
(-) 7. Net operating expenses	207				
(+/-) 8. Other technical expenses	209				
(-) 9. Expenses from tangible assets and investments	210				
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	220				
(+) 10. Net written premiums	221				
(+) 11. Income from tangible assets and investments	222				
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	223				
(+) 13. Other technical income	224				
(-) 14. Net claims incurred	225				
(+/-) 15. Net variation of other technical provisions	226				
(+/-) 16. Profit sharing and returned premiums	227				
(-) 17. Net operating expenses	228				
(+/-) 18. Other technical expenses	229				
(-) 19. Expenses from tangible assets and investments	230				
(-) 20. Expenses from investments on account of the life policyholders bearing the investment risk	231				
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	240				
C) TECHNICAL RESULT (A + B)	245				
(+) 21. Income from tangible assets and investments	246			307,102	
(+) 22. Negative difference on business combinations	250				
(-) 23. Expenses from tangible assets and investments	247			(46,143)	
(+) 24. Other income	248			22,498	456,992
(-) 25. Other expenses	249			(34,790)	(77,140)
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	265			248,667	379,852
(+/-) 26. Corporate Income Tax	270			14,591	(2,193)
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	280			263,258	377,659
(+/-) 27. Result after tax from discontinued operations	285				
G) RESULT OF THE YEAR (F + 27)	300			263,258	377,659
EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	290			0.09	0.13
Diluted	295			0.09	0.13

IV. SELECTED FINANCIAL INFORMATION

3. STATEMENT OF RECOGNISED INCOME AND EXPENSES

(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
A) RESULT FOR THE PERIOD	305	263,258	377,659
B) OTHER RECOGNISED INCOME / (EXPENSES)	310		1,259
1. Financial assets available for sale:	315		
a) Gains/(Losses) due to valuation	316		
b) Amounts recognised in results	317		
c) Other reclassifications	318		
2. Cash flow hedging:	320		
a) Gains/(Losses) due to valuation	321		
b) Amounts recognised in results	322		
c) Amounts recognised at historical value of paid up items	323		
d) Other reclassifications	324		
3. Hedging of net investments in businesses abroad:	325		
a) Gains/(Losses) due to valuation	326		
b) Amounts recognised in results	327		
c) Other reclassifications	328		
4. Translation differences	330		
a) Gains/(Losses) due to valuation	331		
b) Amounts recognised in results	332		
c) Other reclassifications	333		
5. Correction of shadow accounting:	335		
a) Gains/(Losses) due to valuation	336		
b) Amounts recognised in results	337		
c) Other reclassifications	338		
6. Assets held for sale:	340		
a) Gains/(Losses) due to valuation	341		
b) Amounts recognised in results	342		
c) Other reclassifications	343		
7. Actuarial gains/(losses) due to personnel long term incentives	345		1,259
8. Other recognised income and expenses	355		
9. Corporate Income Tax	360		
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	400	263,258	378,918

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (1/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

CURRENT PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2010	3010	292,271	5,947,950		693,569				6,933,790
Adjustments for changes in accounting criteria	3011								
Adjustments for errors	3012								
Adjusted opening balance	3015	292,271	5,947,950		693,569				6,933,790
I. Total recognised income / (expenses)	3020				263,258				263,258
II. Operations with shareholders or owners	3025	8,944	(64,889)						(55,945)
1. Increases (Reductions) in capital	3026	8,944	169,313						178,257
2. Conversion of financial liabilities to equity	3027								
3. Distribution of dividends	3028		(233,818)						(233,818)
4. Operations involving treasury stock or participations in equity (net)	3029		(384)						(384)
5. Increases / (Decreases) due to changes in business combinations	3030								
6. Other operatiosn with shareholders or owners	3032								
III. Other variations in equity	3035		693,569		(693,569)				0
1. Payments using equity instruments	3036								
2. Transfers between equity classes	3037		693,569		(693,569)				0
3. Other variations	3038								
Balance as at 30/06/2010	3040	301,215	6,576,630		263,258				7,141,103

IV. SELECTED FINANCIAL INFORMATION
4. CHANGES IN INDIVIDUAL EQUITY (2/2)
Prepared in accordance with current national accounting criteria

Thousands Euros

PRIOR PERIOD		Equity					Adjustments for changes in value	Subsidies, donations and inheritances recieved	Total Equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2009	3050	274,483	5,488,165		578,343				6,340,991
Adjustments for changes in accounting criteria	3051								
Adjustments for errors	3012								
Adjusted opening balance	3055	274,483	5,488,165		578,343				6,340,991
I. Total recognised income / (expenses)	3060		1,259		377,659				378,918
II. Operations with shareholders or owners	3065	11,858	(65,515)						(53,657)
1. Increases (Reductions) in capital	3066	11,858	154,070						165,928
2. Conversion of financial liabilities to equity	3067								
3. Distribution of dividends	3068		(219,585)						(219,585)
4. Operations involving treasury stock or participations in equity (net)	3069								
5. Increases / (Decreases) due to changes in business combinations	3070								
6. Other operatiosn with shareholders or owners	3072								
III. Other variations in equity	3075		578,343		(578,343)				0
1. Payments using equity instruments	3076								
2. Transfers between equity classes	3077		578,343		(578,343)				0
3. Other variations	3078								
Balance as at 30/06/2009	3080	286,341	6,002,252		377,659				6,666,252

IV. SELECTED FINANCIAL INFORMATION
5.A. INDIVIDUAL CASH FLOW STATEMENT (DIRECT METHOD)
(Prepared in accordance with current national accounting criteria)

Thousands Euros

		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	7435	(46,959)	(45,381)
1. Insurance activities:	7405		
(+) Inflows from insurance activities	7406		
(-) Outflows from insurance activities	7407		
2. Other operating activities:	7410	(44,125)	(41,232)
(+) Other operating activities cash inflows	7415		
(-) Other operating activities cash outflows	7416	(44,125)	(41,232)
3. Inflows /(outflows) due to corporate income tax	7425	(2,834)	(4,149)
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	7460	293,045	342,406
1. Inflows from investment activities:	7450	337,978	450,195
(+) Tangible assets	7451		
(+) Investments in property, plant and equipment	7452		
(+) Intangible assets	7453		
(+) Financial instruments	7454	9,932	29,142
(+) Participations	7455	2,955	
(+) Other business units	7457		
(+) Receivable interests	7456	5,121	5,787
(+) Receivable dividends	7459	319,970	415,266
(+) Other income related to investment activities	7458		
2. Payments related to investment activities:	7440	(44,933)	(107,789)
(-) Tangible assets	7441		
(-) Investments in property, plant and equipment	7442		
(-) Intangible assets	7443		
(-) Financial instruments	7444	(44,911)	(107,789)
(-) Participations	7445	(22)	
(-) Other business units	7447		
(-) Other payments related to investment activities	7448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	7490	122,454	(204,901)
1. Inflows from financing activities:	7480	547,158	486,725
(+) Subordinated liabilities	7481		
(+) Inflows from the issue of equity instruments and capital increases	7482	179,605	167,195
(+) Capital contributions from owners or mutual members	7483		
(+) Sales of treasury stock	7485	1,599	
(+) Other income related to financing activities	7486	365,954	319,530
2. Payments related to financing activities:	7470	(424,704)	(691,626)
(-) Dividends to shareholders	7471	(232,191)	(219,586)
(-) Interest payments	7475	(7,722)	(21,770)
(-) Subordinated liabilities	7472		(49,159)
(-) Capital contributions returned to shareholders	7473		
(-) Capital contributions returned to owners or mutual members	7474		
(-) Acquisition of treasury stock	7477	(1,981)	
(-) Other payments related to financial activities	7478	(182,810)	(401,111)
D) TRANSLATION DIFFERENCES IN CASH FLOW	7492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	7495	368,540	92,124
F) OPENING CASH BALANCE AND EQUIVALENTS	7499	939	36,358
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	7500	369,479	128,482

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
(+) Cash and banks	7550	369,479	128,482
(+) Other financial assets	7552		
(-) Less: Bank overdrafts payable on demand	7553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	7600	369,479	128,482

IV. SELECTED FINANCIAL INFORMATION

5.B. INDIVIDUAL CASH FLOW STATEMENT (INDIRECT METHOD)

Prepared in accordance with current national accounting criteria

Thousands Euros

		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Adjustments to results:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows /(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(+) Other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2.Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sales of treasury stock	485		
(+) Other income related to financial activities	486		
2. Payments related to financial activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (1/2)
IFRS

Thousands Euros

ASSETS		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 31/12/2009
1. Cash and other equivalent liquid assets	1005	1,307,435	861,067
2. Financial assets held for negotiation	1010	1,279,986	1,216,239
3. Other financial assets at reasonable value, with changes in profit and loss account	1015	1,447,935	9,414
4. Financial assets available for sale	1020	25,131,746	25,118,152
5. Loans and amounts due	1025	4,965,037	3,788,117
6. Investments held to maturity	1030	1,125,204	924,274
7. Hedging derivatives	1035	1,722	0
8. Participation of Reinsurance in technical provisions	1041	3,614,003	2,484,112
9. Tangible assets and investments:	1045	2,350,428	2,394,623
a) Tangible assets	1046	1,479,326	1,536,194
b) investments in property, plant and equipment	1047	871,102	858,429
10. Intangible assets	1050	2,299,546	2,121,014
a) Goodwill	1051	1,790,571	1,643,833
b) Acquistion costs of portfolios of policies	1053	327,892	321,152
c) Other intangible assets	1052	181,083	156,029
11. Participation in companies valued using equity method	1055	421,689	429,228
12. Tax assets	1060	933,525	736,404
a) Current tax assets	1061	35,700	24,571
b) Deferred tax assets	1062	897,825	711,833
13. Other assets	1075	2,123,989	3,018,944
14. Assets held for sale	1080	3,033	4,149
TOTAL ASSETS	1100	47,005,278	43,105,737

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (2/2)
IFRS

Thousands Euros

LIABILITIES AND EQUITY		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 31/12/2009
TOTAL LIABILITIES	1170	39,238,001	36,012,011
1. Financial liabilities held for negotiation	1110	139,253	230,479
2. Other financial liabilities at reasonable value, with changes in profit and loss account	1115		
3. Debits	1120	4,654,817	4,210,655
a) Subordinated liabilities	1121	660,423	620,693
b) Bonds and other negotiable securities	1122	455,755	428,011
c) Debits with credit institutions	1123	1,150,778	1,013,926
d) Other debits	1124	2,387,861	2,148,025
4. Hedging derivatives	1130	1,333	0
5. Technical provisions	1131	32,436,346	29,767,129
a) for unearned premiums	1132	6,395,947	5,615,807
b) for risks in progress	1133	10,241	9,957
c) for life assurance	1134	17,652,463	17,253,469
d) for outstanding claims	1135	7,678,080	6,382,724
e) for profit sharing and returned premiums	1136	48,876	40,162
f) other technical provisions	1137	650,739	465,010
6. Non technical provisions	1140	423,672	404,938
7. Tax liabilities	1145	1,181,309	1,028,627
a) Current tax liabilities	1146	260,756	158,383
b) Deferred tax liabilities	1147	920,553	870,244
8. Other liabilities	1150	399,743	368,274
9. Liabilities linked to assets held for sale	1165	1,528	1,909
TOTAL NET EQUITY	1195	7,767,277	7,093,726
SHARE EQUITY	1180	6,565,342	6,135,280
1. Share capital or mutual fund	1171	301,215	292,271
a) Declared capital or mutual fund	1161	301,215	292,271
b) less: capital not called-up	1162		
2. Share premium reserve	1172	1,506,729	1,506,729
3. Reserves	1173	3,242,754	2,855,576
4. Less: treasury stock and participation in equity	1174	(384)	0
5. Prior years results	1178	1,014,873	754,302
6. Other contributions from partners and mutual members	1179		
7. Profit and loss of the year attributable to the controlling company	1175	500,155	926,841
8 Less: interim dividend	1176	0	(200,439)
9. Other equity instruments	1177	0	0
VALUATION ADJUSTMENTS	1188	195,473	30,396
1. Financial assets available for sale	1181	28,588	421,936
2. Hedging operations	1182	0	0
3. Translation differences	1184	309,555	(129,654)
4. Correction of shadow accounting	1185	(106,392)	(235,731)
5. Companies valued using equity method	1186	(25,066)	(15,562)
6. Other adjustments	1187	(11,212)	(10,593)
TOTAL LIABILITIES AND EQUITY ATTRIBUTABLE TO THE CONTROLLING COMPANY	1189	6,760,815	6,165,676
MINORITY INTERESTS	1193	1,006,462	928,050
1. Adjustments for changes in value	1191	22,742	(18,898)
2. Other	1192	983,720	946,948
TOTAL LIABILITIES AND NET EQUITY	1200	47,005,278	43,105,737

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED PROFIT AND LOSS ACCOUNT
IFRS

Thousands Euros

		CURRENT PERIOD 2nd HALF	PRIOR PERIOD 2nd HALF	ACCUMULATED CURRENT YEAR 30/06/2010	ACCUMULATED PRIOR YEAR 30/06/2009
(+) 1. Net written premiums	1201			5,385,153	5,059,085
(+) 2. Income from tangible assets and investments	1202			740,068	629,938
(+) 3. Other technical income	1203			22,748	43,586
(-) 4. Net claims incurred	1204			(3,852,374)	(3,525,911)
(+/-) 5. Net variation of other technical provisions	1205			(30,887)	(20,441)
(+/-) 6. Profit sharing and returned premiums	1206			(4,120)	(2,043)
(-) 7. Net operating expenses	1207			(1,276,637)	(1,206,798)
(+/-) 8. Other technical expenses	1209			(29,718)	(63,332)
(-) 9. Expenses from tangible assets and investments	1210			(318,654)	(272,694)
A) TECHNICAL RESULT FROM NON-LIFE OPERATIONS (1+ 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	1220			635,579	641,390
(+) 10. Net written premiums	1221			2,187,424	1,722,270
(+) 11. Income from tangible assets and investments	1222			701,737	659,269
(+) 12. Income from investments on account of the life policyholders bearing the investment risk	1223			34,099	30,213
(+) 13. Other technical income	1224			5,646	4,075
(-) 14. Net claims incurred	1225			(1,876,316)	(1,777,770)
(+/-) 15. Net variation of other technical provisions	1226			(257,301)	74,471
(+/-) 16. Profit sharing and returned premiums	1227			(20,250)	(14,266)
(-) 17. Net operating expenses	1228			(305,909)	(242,078)
(+/-) 18. Other technical expenses	1229			(5,834)	(6,426)
(-) 19. Expenses from tangible assets and investments	1230			(189,326)	(265,996)
(-) 20. Expense from investments on account of the life policyholders bearing the investment risk	1231			(54,292)	(21,552)
B) TECHNICAL RESULT FROM LIFE OPERATIONS (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18 + 19 + 20)	1240			219,678	162,210
C) TECHNICAL RESULT (A + B)	1245			855,257	803,600
(+) 21. Income from tangible assets and investments	1246			19,370	73,409
(+) 22. Negative consolidation differences	1250				
(-) 23. Expenses from tangible assets and investments	1247			(86,415)	(73,641)
(+) 24. Other income	1248			329,196	286,183
(-) 25. Other expenses	1249			(328,940)	(276,537)
E) RESULT BEFORE TAX (C + 21 + 22 + 23 + 24 + 25)	1265			788,468	813,014
(+/-) 26. Corporate Income Tax	1270			(220,626)	(228,871)
F) RESULT BEFORE TAX FROM ONGOING OPERATIONS (E + 26)	1280			567,842	584,143
(+/-) 27. Result after tax from discontinued operations	1285			(4,179)	(880)
G) RESULT FOR THE PERIOD (F + 27)	1288			563,663	583,263
a) Result attributable to the controlling company	1300			500,155	530,583
b) Result attributable to minority interests	1289			(63,508)	52,680

EARNINGS PER SHARE		Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)	Amount (X,XX euros)
Reported	1290			0.17	0.19
Diluted	1295			0.17	0.19

IV. SELECTED FINANCIAL INFORMATION
8. STATEMENT OF RECOGNISED INCOME AND EXPENSES
IFRS

Thousands Euros

		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
A) CONSOLIDATED PROFIT AND LOSS OF THE YEAR	1305	563,663	583,263
B) OTHER INCOME / (EXPENSES) RECOGNISED	1310	200,376	98,601
1. Financial assets available for sale:	1315	(643,778)	(100,677)
a) Gains/(Losses) due to valuation	1316	(597,805)	(149,738)
b) Amounts recognised in results	1317	(45,973)	49,061
c) Other reclassifications	1318		
2. Cash flow hedging:	1320		
a) Gains/(Losses) due to valuation	1321		
b) Amounts recognised in results	1322		
c) Amounts recognised at historical value of paid up items	1323		
d) Other reclassifications	1324		
3. Hedging of net investments in businesses abroad:	1325		
a) Gains/(Losses) due to valuation	1326		
b) Amounts recognised in results	1327		
c) Other reclassifications	1328		
4. Transaltion differences:	1330	504,197	20,441
a) Gains/(Losses) due to valuation	1331	502,316	20,023
b) Amounts recognised in results	1332	46	418
c) Other reclassifications	1333	1,835	
5. Correction of shadow accounting:	1335	245,333	226,861
a) Gains/(Losses) due to valuation	1336	237,353	235,394
b) Amounts recognised in results	1337	7,980	(8,533)
c) Other reclassifications	1338		
6. Assets held for sale:	1340		
a) Gains/(Losses) due to valuation	1341		
b) Amounts recognised in results	1342		
c) Other reclassifications	1343		
7. Actuarial gains/(losses) due to personnel long term incentives	1345		
8. Other recognised income and expenses	1350	(5,510)	(8,858)
a) Gains/(Losses) from valuation	1351	(5,510)	(9,111)
b) Amounts transferred to the profit and loss account	1352		3
c) Other reclassifications	1353		250
9. Other income and expenses	1355	(49)	(2,208)
10. Corporate Income Tax	1360	100,184	(36,958)
TOTAL RECOGNISED INCOME/(EXPENSES) (A+B)	1400	764,039	681,864
a) Attributable to the controlling company	1398	665,235	671,491
b) Attributable to minority interests	1399	98,804	10,373

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (1/2)
IFRS

Thousands Euros

CURRENT PERIOD		Equity of the controlling company - Equity						Minority interests	Total equity
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments	Adjustments for changes in value		
Balance as at 01/01/2010	3110	292,271	4,916,168		926,841		30,393	928,050	7,093,723
Adjustments for changes in accounting criteria	3111								
Adjustments for errors	3112								
Adjusted opening balance	3115	292,271	4,916,168		926,841		30,393	928,050	7,093,723
I. Total income / (expenses) recognised	3120				500,155		165,079	98,804	764,038
II. Operations with shareholders or owners	3125	8,944	(79,594)					(30,802)	(101,452)
1. Increases (Reductions) in capital	3126	8,944	169,313						178,257
2. Conversion of financial liabilities to equity	3127								
3. Dividend distributions	3128		(233,818)					(30,802)	(264,620)
4. Operations with treasury stock or participations in equity (net)	3129								
5. Increases / (Decreases) due to changes in business combinations	3130								
6. Other operations with shareholders or owners	3132		(15,089)						(15,089)
III. Other variations in equity	3135		927,408		(926,850)			10,410	10,968
1. Payments based on equity instruments	3136								
2. Transfers between equity items	3137		926,850		(926,850)				0
3. Other variations	3138		558					10,410	10,968
Final Balance as at 30/06/2010	3140	301,215	5,763,982		500,146		195,472	1,006,462	7,767,277

(1) The column "**Share premium and other reserves**", for the purpose of this statement, includes the following items of the net equity: 2) Share premium reserve; 3) Reserves; 5) Prior year result; 6) Other contributions

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (2/2)
IFRS

Thousands Euros

PRIOR PERIOD		Equity of the controlling company						Minority interests	Total equity
		Equity					Adjustments for changes in value		
		Capital or mutual fund	Share premium and other reserves(1)	Shares and participations in equity	Result for the period	Other equity instruments			
Balance as at 01/01/2009 (comparison period)	3150	274,483	4,116,033		900,689		(389,033)	814,194	5,716,366
Adjustments for changes in accounting criteria	3151								
Adjustments for errors	3152								
Adjusted opening balance	3155	274,483	4,116,033		900,689		(389,033)	814,194	5,716,366
I. Total income / (expenses) recognised	3160				530,583		140,908	10,373	681,864
II. Operations with shareholders or owners	3165	11,858	(83,425)					(3,951)	(75,518)
1. Increases (Reductions) in capital	3166	11,858	153,665						165,523
2. Conversion of financial liabilities to equity	3167								
3. Dividend distributions	3168		(219,590)					(3,951)	(223,541)
4. Operations with treasury stock or participations in equity (net)	3169								
5. Increases / (Decreases) due to changes in business combinations	3170								
6. Other operations with shareholders or owners	3172		(17,500)						(17,500)
III. Other variations in equity	3175		905,303		(900,689)		1,562	(3,683)	2493
1. Payments based on equity instruments	3176								
2. Transfers between equity items	3177		900,689		(900,689)				0
3. Other variations	3178		4,614				1,562	(3,683)	2,493
Final Balance as at 30/06/2009 (comparison period)	3180	286,341	4,937,911		530,583		(246,563)	816,933	6,325,205

IV. SELECTED FINANCIAL INFORMATION
10.A. CONSOLIDATED CASH FLOW STATEMENT (DIRECT METHOD)
IFRS

Thousands Euros

		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	8435	179,305	(720,123)
1. Insurance activities:	8405	306,908	870,287
(+) Inflows from insurance activities	8406	8,147,526	7,701,786
(-) Outflows from insurance activities	8407	(7,840,618)	(6,831,499)
2. Other operating activities:	8410	(970)	(1,447,238)
(+) Other operating activities cash inflows	8415	311,458	756,075
(-) Other operating activities cash outflows	8416	(312,428)	(2,203,313)
3. Inflows/(outflows) due to corporate income tax	8425	(126,633)	(143,172)
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	8460	260,601	1,231,622
1. Inflows from investment activities:	8450	16,723,918	6,755,939
(+) Tangible assets	8451	2,850	73,182
(+) Investments in property, plant and equipment	8452	131,176	263,194
(+) Intangible assets	8453		754
(+) Financial instruments	8454	15,704,561	5,279,765
(+) Participations	8455	46,899	312,540
(+) Dependent companies and other business units	8457	74,073	49,133
(+) Receivable interests	8456	573,758	548,606
(+) Receivable dividends	8459	73,241	15,558
(+) Other income related to investment activities	8458	117,359	213,207
2. Payments related to investment activities:	8440	(16,463,317)	(5,524,317)
(-) Tangible assets	8441	(79,128)	(145,173)
(-) Investments in property, plant and equipment	8442	(13,318)	(14,698)
(-) Intangible assets	8443	(39,251)	(13,386)
(-) Financial instruments	8444	(16,024,545)	(4,351,265)
(-) Participations	8445	(119,483)	(740,271)
(-) Dependent companies and other business units	8447	(102,202)	(39,414)
(-) Other payments related to investment activities	8448	(85,390)	(220,110)
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	8490	38,581	(417,517)
1. Inflows from financing activities:	8480	548,090	725,701
(+) Subordinated liabilities	8481		
(+) Inflows from the issue of equity instruments and capital increases	8482	183,213	165,505
(+) Capital contributions from owners or mutual members	8483	0	4,326
(+) Sale of treasury stock	8485	1,599	
(+) Other income related to financing activities	8486	363,278	555,870
2. Payments related to financing activities:	8470	(509,509)	(1,143,218)
(-) Dividends	8471	(277,921)	(244,719)
(-) Interests	8475	(26,637)	(32,751)
(-) Subordinated liabilities	8472		(49,159)
(-) Capital contributions returned to shareholders	8473		
(-) Capital contributions returned to owners or mutual members	8474		
(-) Acquisition of treasury stock	8477	(1,981)	
(-) Other payments related to financing activities	8478	(202,969)	(816,589)
D) TRANSALTION DIFFERENCES IN CASH FLOW	8492	(32,118)	4,911
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	8495	446,368	98,893
F) OPENING CASH BALANCE AND EQUIVALENTS	8499	861,067	1,415,075
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	8500	1,307,435	1,513,968

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
(+) Cash and banks	8550	1,179,388	1,284,656
(+) Other financial assets	8552	128,047	221,497
(-) Less: Bank overdrafts payable on demand	8553	0	7,815
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	8600	1,307,435	1,513,968

IV. SELECTED FINANCIAL INFORMATION
10.B. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD)
IFRS

Thousands Euros

		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
A) NET CASH FLOW FROM OPERATING ACTIVITIES (1 + 2 + 3)	435		
1. Result before taxes	405		
2. Result adjustments:	410		
(+/-) Variation in provisions	415		
(+/-) Other adjustments	419		
3. Net increase/(decrease) of operating assets and liabilities	420		
4. Other cash flows from operating activities:	431		
(+/-) Inflows/(outflows) due to corporate income tax	430		
(+/-) Other inflows/(outflows) from operating activities	432		
B) NET CASH FLOW FROM INVESTMENT ACTIVITIES (1 + 2)	460		
1. Inflows from investment activities:	450		
(+) Tangible assets	451		
(+) Investments in property, plant and equipment	452		
(+) Intangible assets	453		
(+) Financial instruments	454		
(+) Participations	455		
(-) Dependent companies and other business units	457		
(+) Receivable interests	456		
(+) Receivable dividends	459		
(+) Other income related to investment activities	458		
2. Payments related to investment activities:	440		
(-) Tangible assets	441		
(-) Investments in property, plant and equipment	442		
(-) Intangible assets	443		
(-) Financial instruments	444		
(-) Participations	445		
(-) Dependent companies and other business units	447		
(-) Other payments related to investment activities	448		
C) NET CASH FLOW FROM FINANCING ACTIVITIES (1 + 2)	490		
1. Inflows from financing activities:	480		
(+) Subordinated liabilities	481		
(+) Inflows from the issue of equity instruments and capital increases	482		
(+) Capital contributions from owners or mutual members	483		
(+) Sale of treasury stock	485		
(+) Other income related to financing activities	486		
2. Payments related to financing activities:	470		
(-) Dividends	471		
(-) Interests	475		
(-) Subordinated liabilities	472		
(-) Capital contributions returned to shareholders	473		
(-) Capital contributions returned to owners or mutual members	474		
(-) Acquisition of treasury stock	477		
(-) Other payments related to financing activities	478		
D) TRANSLATION DIFFERENCES IN CASH FLOW	492		
E) NET INCREASE / (DECREASE) IN CASH FLOW (A + B + C + D)	495		
F) OPENING CASH BALANCE AND EQUIVALENTS	499		
G) CLOSING CASH BALANCES AND EQUIVALENTS (E + F)	500		

COMPONENTS OF CASH FLOW AND EQUIVALENTS AT PERIOD END		CURRENT PERIOD 30/06/2010	PRIOR PERIOD 30/06/2009
(+) Cash and banks	550		
(+) Other financial assets	552		
(-) Less: Bank overdrafts payable on demand	553		
TOTAL CLOSING CASH FLOW AND EQUIVALENTS	600		

IV. SELECTED FINANCIAL INFORMATION
11. CHANGES IN THE GROUP'S COMPOSITION

Table 1:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASE IN STAKES IN DEPENDENT COMPANIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED UNDERTAKINGS (CURRENT PERIOD)						
Name of the company (or segment of business) acquired or merged	Category	Effective date of the operation (dd-mm-yr)	Net cost of combination (a)+(b) (Eur '000s)		% voting rights acquired	% total voting rights in the company post acquisition
			Net amount paid for acquisition + other costs directly related to combination (a)	Fair Value of net worth instruments issued for the acquisition (b)		
NUEVO TANATORIO, S.L.	Acquisition	01.01.2010	1.1	–	50	50
FINIBANCO VIDA	Acquisition	01.01.2010	15	–	50	50
MAPFRE PORTUGAL VIDA	Incorporation	01.01.2010	7.92	–	100	100
MIDDLESEA INSURANCE P.L.C.	Acquisition	31.03.2010	0.04	–	0.28	31.08
MAPFRE ATLAS COMPAÑÍA DE SEGUROS, S.A.	Acquisition	31.03.2010	0.36	–	1.8	60
MAPFRE RE C.R. DE BRASIL	Incorporation	31.03.2010	--	–	100	100

Table 2:

DECREASE OF STAKES IN DEPENDENT COMPANIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATED UNDERTAKINGS OR OPERATIONS OF A SIMILAR NATURE (CURRENT PERIOD)					
Name of the company (or segment of business) sold, separated or discontinued	Category	Effective date of the operation (dd-mm-yr)	% voting rights sold or discontinued	% total voting rights in the company post sale	Gain/(Loss) generated (Eur 000's)
BALDRICH & ASSOCIATES INC	Merger	31.03.2010	100	0	–

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		CURRENT PERIOD			PRIOR PERIOD		
		As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)	As % of nominal value	Euros per share (X,XX)	Amount (Eur 000's)
Ordinary shares	2158	80.00	0.08	233,817	80.00	0.08	219,587
Other shares (non-voting, reedemable, etc)	2159						
Total dividendos paid	2160			233,817	80.00	0.08	219,587
a) Dividends paid out against results	2155	80.00	0.08	233,817	80.00	0.08	219,587
b) Dividends paid out against reserves or share premium reserve	2156						
c) Dividends in kind	2157						

IV. SELECTED FINANCIAL INFORMATION

13. ISSUE, REPURCHASE OR REIMBURSEMENT OF DEBT INSTRUMENTS

Thousands Euros

ISSUES CARRIED OUT BY THE COMPANY (AND/OR GROUP)		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	2191					
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	2192					
Other debt issued outwith a Member State of the European Union	2193					
TOTAL	2200					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Repurchase or reimbursement	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued within a Member State of the European Union, which has required the prior filing of a prospectus	4191	713,437		(98,550)	23,424	638,311
Debt issued within a Member State of the European Union, which has not required the prior filing of a prospectus	4192					
Other debt issued outwith a Member State of the European Union	4193					
TOTAL	4200	713,437		(98,550)	23,424	638,311

GUARANTEED ISSUANCES		CURRENT PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	2195					

		PRIOR PERIOD				
		Balance brought forward	(+) Issued	(-) Cancelled	(+/-) Adjustments for translation effect and others	Balance carried forward
Debt issued which has been guaranted by the Group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION
14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		CURRENT PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	5062					
Equity instruments	5063					
Debt instruments	5064					
Hybrid instruments	5065					
Loans	5066				473,234	
Deposits established for accepted reinsurance and other deposits	5067					
Credits on direct insurance, reinsurance and coinsurance operations	5068					
Invesments on account of the life policyholders bearing the investment risk	5069					
Other financial assets	5070		21,265		77,912	
TOTAL (INDIVIDUAL)	5075		21,265		551,146	
Derivatives	5162	19,801				
Equity instruments	5163	69,274		1,311,938		
Debt instruments	5164	1,174,376		23,524,492		1,061,022
Hybrid instruments	5165		6,332		24	
Loans	5166				104,350	0
Deposits established for accepted reinsurance and other deposits	5167				253,065	
Credits on direct insurance, reinsurance and coinsurance operations	5168				3,999,732	
Invesments on account of the life policyholders bearing the investment risk	5169		1,419,950			
Other financial assets	5170	16,535	21,653	295,316	607,866	64,182
TOTAL (CONSOLIDATED)	5175	1,279,986	1,447,935	25,131,746	4,965,037	1,125,204

FINANCIAL LIABILITIES: NATURE/CATEGORY		CURRENT PERIOD		
		Trading portfolio	Other financial liabilities held at RV, with changes in P&L account	Other liabilities and amount owing
Derivatives	5076			
Subordinated liabilities	5077			627,706
Deposits received on ceded reinsurance	5079			
Debts from direct insurance, reinsurance and coinsurance operations	5080			
Bonds and other negotiable instruments	5081			292,700
Debts with credit institutions	5082			800,386
Debts from preliminary insurance contracts operations	5083			
Other financial liabilities	5084			415,847
TOTAL (INDIVIDUAL)	5090			2,136,639
Derivatives	5176	1,089		
Subordinated liabilities	5177			660,423
Deposits received on ceded reinsurance	5179			137,278
Debts from direct insurance, reinsurance and coinsurance operations	5180			1,318,944
Bonds and other negotiable instruments	5181			455,755
Debts with credit institutions	5182			1,150,778
Debts from preliminary insurance contracts operations	5183			3,860
Other financial liabilities	5184	138,164		927,779
TOTAL (CONSOLIDATED)	5190	139,253		4,654,817

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION
14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Thousands Euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRIOR PERIOD				
		Trading portfolio	Other financial assets held at RV, with changes in P&L account	Available for sale	Loans and amounts due	Held to maturity
Derivatives	5062					
Equity instruments	5063					
Debt instruments	5064					
Hybrid instruments	5065					
Loans	5066					
Deposits established for accepted reinsurance and other deposits	5067					
Credits on direct insurance, reinsurance and coinsurance operations	5068					
Invesments on account of the life policyholders bearing the investment risk	5069					
Other financial assets	5070				53,358	
TOTAL (INDIVIDUAL)	5075				53,358	
Derivatives	5162	498,222				
Equity instruments	5163	36,877		955,995		
Debt instruments	5164	24,827		22,896,534		231,572
Hybrid instruments	5165	4,361	9,414	22,422	12,029	
Loans	5166			38,978	105,724	11,275
Deposits established for accepted reinsurance and other deposits	5167				202,629	
Credits on direct insurance, reinsurance and coinsurance operations	5168				1,916,424	
Invesments on account of the life policyholders bearing the investment risk	5169				798,675	
Other financial assets	5170	651,952		1,204,223	752,636	681,427
TOTAL (CONSOLIDATED)	5175	1,216,239	9,414	25,118,152	3,788,117	924,274

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRIOR PERIOD		
		Trading portfolio	Other financial liabilities held at RV, with changes in P&L account	Other liabilities and amount owing
Derivatives	5076			
Subordinated liabilities	5077			610,692
Deposits received on ceded reinsurance	5079			
Debts from direct insurance, reinsurance and coinsurance operations	5080			
Bonds and other negotiable instruments	5081			285,272
Debts with credit institutions	5082			617,052
Debts from preliminary insurance contracts operations	5083			
Other financial liabilities	5084			361,616
TOTAL (INDIVIDUAL)	5090			1,874,632
Derivatives	5176			
Subordinated liabilities	5177			620,693
Deposits received on ceded reinsurance	5179			126,221
Debts from direct insurance, reinsurance and coinsurance operations	5180			1,084,983
Bonds and other negotiable instruments	5181			428,011
Debts with credit institutions	5182			1,013,926
Debts from preliminary insurance contracts operations	5183			24,676
Other financial liabilities	5184	230,479		912,145
TOTAL (CONSOLIDATED)	5190	230,479		4,210,655

(RV: reasonable value; P&L account: profit and loss account)

IV. SELECTED FINANCIAL INFORMATION
15. INFORMATION BY SEGMENTS

Thousands Euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net premiums attributed to current period, by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
Domestic market	2210			4,028,608	3,787,575
International:	2215			3,543,969	2,993,780
a) European Union	2216			392,814	328,229
b) O.E.C.D. countries	2217			1,825,995	1,780,741
c) Other countries	2218			1,325,160	884,810
TOTAL	2220			7,572,577	6,781,355

Table 2:

SEGMENTS		Ordinary income - CONSOLIDATED: Ordinary income from external customers		Ordinary income between segments		Total ordinary income	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
LIFE	2221	2,182,700	1,773,599		22,361	2,182,700	1,795,960
MOTOR	2222	2,631,309	2,646,330			2,631,309	2,646,330
OTHER NON-LIFE	2223	3,362,422	3,118,079	140,833	28,131	3,503,255	3,146,210
REINSURANCE	2224	938,020	775,133	475,285	388,545	1,413,305	1,163,678
OTHER ACTIVITIES	2225	300,373	259,968	218,904	114,702	519,277	374,670
	2226						
	2227						
	2228						
	2229						
	2230						
(-) Ordinary income adjustments and eliminations between segments	2231			(835,022)	(553,739)	(835,022)	(553,739)
TOTAL	2235	**9,414,824**	**8,573,109**	**0**	**0**	**9,414,824**	**8,573,109**

Tabla 3:

SEGMENTS		Results - CONSOLIDATED: CURRENT PERIOD	PRIOR PERIOD
LIFE	2250	149,319	110,334
MOTOR	2251	220,618	218,002
OTHER NON-LIFE	2252	198,760	206,925
REINSURANCE	2253	75,793	70,234
OTHER ACTIVITIES	2254	276,428	379,645
	2255		
	2256		
	2257		
	2258		
	2259		
Total results of repoted segments	2260	**920,918**	**985,140**
(+/-) Results not assigned	2261		
(+/-) Elimination of internal results (between segments)	2262	(353,075)	(400,997)
(+/-) Other results	2263		
(+/-) Corporate income tax and/or discontinued operations result	2264	220,625	228,871
RESULT BEFORE TAX	2270	**788,468**	**813,014**

IV. SELECTED FINANCIAL INFORMATION
16. AVERAGE WORK FORCE

		INDIVIDUAL		CONSOLIDATED	
		CURRENT PERIOD	PRIOR PERIOD	CURRENT PERIOD	PRIOR PERIOD
AVERAGE WORK FORCE	2295	**314**	**299**	**35,024**	**34,601**
Men	2296	151	144	14,914	14,594
Women	2297	163	155	20,110	20,007

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY BOARD MEMBERS AND MANAGERS

BOARD MEMBERS:

Payment concept:

		Amount (Euros 000's)	
		CURRENT PERIOD	PRIOR PERIOD
Fixed salary	2310	1,610	1,690
Variable salary	2311	2,760	2,910
Allowances	2312	400	390
Statutory obligations	2313	1,080	1,040
Operations involving shares and/or financial instruments	2314	-530	170
Other	2315	40	180
TOTAL	2320	**5,360**	**6,380**
Other benefits:			
Advances	2326	0	0
Loans received	2327	0	0
Pension plans: contributions	2328	1,700	930
Pension plans: obligations entered into	2329	0	40,400
Life assurance premiums	2330	0	0
Guarantees constituted in favour of Board Members	2331		0

MANAGERS:

		Amount (Euros 000's)	
		CURRENT PERIOD	PRIOR PERIOD
Total remuneration received by managers	2325	0	0

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (1/2)

Thousands Euros

ASSOCIATED OPERATIONS EXPENSES AND INCOME		CURRENT PERIOD				
		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	2340				65,070	65,070
2) Management or contribution contracts	2341				9,167	9,167
3) Transfers of R+D and licencing agreements	2342					
4) Leases	2343				20	20
5) Use of services	2344					
6) Purchase of goods (partially or totally completed)	2345					
7) Variation in value due to debts written off or of doubtful recovery	2346					
8) Loss from sale or write-off of assets	2347					
9) Other expenses	2348				52	52
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	2350				74,309	74,309
10) Financial income	2351				56,917	56,917
11) Management or contribution contracts	2352				2,531	2,531
12) Transfers of R+D and licencing agreements	2353					
13) Dividends received	2354					
14) Leases	2355				812	812
15) Service contract	2356					
16) Sale of goods (partially or totally completed)	2357					
17) Profit from sale of assets or writeoff	2358					
18) Other income	2359					
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	2360				60,260	60,260

OTHER TRANSACTIONS		CURRENT PERIOD				
		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	2371				37,322	37,322
Financial agreements: loans and capital contributions (lender)	2372					
Financial lease contracts (lessor)	2373					
Amortisation or cancellation of loans and lease contracts (lessor)	2377					
Sale of tangible, intangible and other assets	2374				13,623	13,623
Financial agreements: loans and capital contributions (borrower)	2375				67,091	67,091
Financial lease contracts (lessee)	2376					
Amortisation or cancellation of loans and lease contracts (lessee)	2378				1,732	1,732
Guarantees given	2381					
Guarantees received	2382				344	344
Commitments entered into	2383					
Commitments/guarantees cancelled	2384				63	63
Dividends and other distribution of results	2386	189,471			15,090	204,561
Other operations	2385					

IV. SELECTED FINANCIAL INFORMATION
18. TRANSACTIONS WITH INTERESTED PARTIES (2/2)

Thousands Euros

ASSOCIATED OPERATIONS		PRIOR PERIOD				
EXPENSES AND INCOME		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
1) Financial expenses	6340				83,112	83,112
2) Management or contribution contracts	6341				9,083	9,083
3) Transfers of R+D and licencing agreements	6342					
4) Leases	6343					
5) Use of services	6344					
6) Purchase of goods (partially or totally completed)	6345					
7) Variation in value due to debts written off or of doubtful recovery	6346					
8) Loss from sale or write-off of assets	6347					
9) Other expenses	6348					
EXPENSES (1 + 2 + 3 + 4 + 5 + 6 + 7 + 8 + 9)	6350				92,195	92,195
10) Financial income	6351				67,272	67,272
11) Management or contribution contracts	6352				3,426	3,426
12) Transfers of R+D and licencing agreements	6353					
13) Dividends received	6354					
14) Leases	6355				991	991
15) Service contract	6356					
16) Sale of goods (partially or totally completed)	6357					
17) Profit from sale of assets or writeoff	6358				35,429	35,429
18) Other income	6359					
INCOME (10 + 11 + 12 + 13 + 14 + 15 + 16 + 17 + 18)	6360				107,118	107,118

OTHER TRANSACTIONS		PRIOR PERIOD				
		Significant shareholders	Board Members and Managers	Persons, companies or entities connected to the Group	Other interested parties	Total
Purchase of tangible, intangible and other assets	6371				127,909	127,909
Financial agreements: loans and capital contributions (lender)	6372					
Financial lease contracts (lessor)	6373					
Amortisation or cancellation of loans and lease contracts (lessor)	6377					
Sale of tangible, intangible and other assets	6374				59,900	59,900
Financial agreements: loans and capital contributions (borrower)	6375				151,713	151,713
Financial lease contracts (lessee)	6376					
Amortisation or cancellation of loans and lease contracts (lessee)	6378				1,216	1,216
Guarantees given	6381					
Guarantees received	6382				116	116
Commitments entered into	6383					
Commitments/guarantees cancelled	6384				9,826	9,826
Dividends and other distribution of results	6386	176,716			17,500	194,216
Other operations	6385				13,924	13,924

European Embedded Value 2009

22nd July 2010


MAPFRE

Nº 2010 – 18


MAPFRE

▪ European Embedded Value analysis

- Towers Watson opinion letter
- Methodological appendix
- Statistical appendix
- Glossary




MAPFRE

Executive summary

Summary of the evolution of EEV in 2009

		Change vs.:	
		2009 scope(1)	2008 scope(1)
Value of In-force Business (VIF)	1,478.5	+15.8%	+5.2%
European Embedded Value (EEV(2))	2,178.7	+11.9%	-0.6%
Return on Embedded Value (RoEV)	19.3%	+8.5p.p	+9.9p.p
Value added by new business	209.9	+46.2%	-7.3%
New business margin	5.6%	+1.3p.p	+0.1p.p

Million Euros

These results reflect mainly:

- An increase in business volumes, and especially in Life-Protection insurance
- Updated assumptions for the business in Spain
- A decrease in the cost of TVFOGs due to the lower volume and volatility of equity investments
- The exclusion of MAPFRE VERA CRUZ VIDA from the scope of the 2009 EEV

1) 2009 scope excludes figures for MAPRE VERA CRUZ VIDA, which are included in the 2008 scope
2) EEV consolidated pro forma for the covered business = Adjusted Net Asset Value (ANAV) + Value of in-force business (VIF), where the ANAV is reported on a pro forma basis (i.e. assuming that all the covered business is consolidated net of minority interests within MAPFRE VIDA) and the VIF is reported on a consolidated basis with no adjustment for the share of minority interests

EEV components


MAPFRE

ANAV	▪ Adjusted Net Asset Value
+	
PVIF	▪ Present value of the in-force business, after tax, discounted using the risk-free yield curve
−	
TVFOGs	▪ Time value of embedded financial options and guarantees
−	
CoC	▪ Cost of capital
=	

European Embedded Value




MAPFRE

EEV components and their variation in 2009

EEV 2008(1)

786.4
1,724.0
(214.3)
(104.3)
2,191.8

ANAV 2008 | PVIF | CoC | TVFOGs | EEV 2008

EEV 2009(1)

786.4
(86.2)
700.2
1,724.0
(5.3)
1,718.7
(202.9)
+11.4
(214.3)
(37.3)
+67.0
(104.3)
2,191.8
(13.1)
2,178.7

ANAV 2009 | PVIFs | CoC | TVFOGs | EEV 2009

■ EEV 2008 and 2009 ■ Value in 2008 ■ Changes in 2009

Million Euros

1) Pro forma consolidated EEV for the covered businesses, with no adjustment for the share of minority interests in their respective VIFs. Additional information is provided on slides 7 and 32 of this document



Breakdown of 2009 EEV(1)



By business line

	€ mill.	%	Var. %
Adjusted Net Asset Value(2)	**700.2**	**35.6%**	**-11.0%**
Net PVIF(3) - Life Assurance(4)	**1,162.1**	**51.7%**	**-0.7%**
- PVIF	1,352.4	60.0%	-1.3%
- CoC	(190.3)	-8.3%	-4.6%
Net PVIF(3) - Investment Funds	**154.0**	**6.1%**	**4.3%**
- PVIF	155.7	6.3%	3.3%
- CoC	(1.7)	-0.2%	-43.6%
Net PVIF(3) - Pension Funds	**199.7**	**8.1%**	**4.4%**
- PVIF	210.6	8.6%	3.7%
- CoC	(10.9)	-0.4%	-7.4%
TVFOGs	**(37.3)**	**-1.5%**	**-64.3%**
EEV 2009	2,178.7	100.0%	-0.6%
Initial capital used to calculate the CoC(5)	683.3	---	-6.8%

2008: 733.1

By distribution channel

	€ mill.	%	Var. %
Adjusted Net Asset Value	**700.2**	**32.1%**	**-11.0%**
Net PVIF - Spanish agents' channel	**922.3**	**42.3%**	**2.6%**
- PVIF	1,047.4	48.1%	1.6%
- CoC	(125.1)	-5.7%	-5.2%
Net PVIF - Caja Madrid channel	**237.3**	**10.9%**	**25.9%**
- PVIF	293.8	13.5%	21.4%
- CoC	(56.5)	-2.6%	5.4%
Net PVIF - other Spanish bancassurance channels	**356.2**	**16.3%**	**21.4%**
- PVIF	377.5	17.3%	20.7%
- CoC	(21.3)	-1.0%	11.3%
TVFOGs	**(37.3)**	**-1.7%**	**-64.3%**
EEV 2009	2,178.7	100.0%	-0.6%
Initial capital used to calculate the CoC(5)	683.3	---	-6.8%

Million Euros

1) EEV consolidated pro forma for the covered business
2) The Adjusted Net Asset value is reported on a pro forma basis (i.e. assuming that all the covered business is consolidated net of minority interests within MAPFRE VIDA). As from 2010 EEV, the adjusted net asset value will be reported on an aggregate basis, instead of on a pro forma basis. See slide 31 for a comparison between both methods
3) PVIF = "Present Value of In-Force business", reported on a consolidated basis with no adjustment for the share of minority interests
4) Includes the in-force values of the Life assurance and Accidental Death insurance businesses
5) EEV calculations based on an amount of capital equal to 100% of the required minimum as at 31/12/2009





Minority interests in 2009 VIF

Breakdown of MAPFRE's 2009 VIF

	Consolidated PVIF pre-TVFOGs	TVFOGs	Consolidated VIF post-TVFOGs	Minority interests	VIF attributable to MAPFRE S.A.
Value	1,515.8	(37.3)	1,478.5	(290.7)	1,187.8

Million Euros



Value added in 2009[1]


MAPFRE

Change in Embedded Value

2008 EEV	Changes in model	Changes in EEV scope	Changes in assumptions	Expected return	Value added by new business	Deviation of actual value from expectations	Change in TVFOGs		Dividends paid and other items	2009 EEV
2,191.8	(12.8)	(244.3)	67.3	75.3	210.2[2]	(45.9)	67.0	373.9[4]	(129.9)	2,178.7

RoEV[3] = 19.3%

1) Pro forma consolidated figures
2) Without considering TVFOGs from new business
3) Return on Embedded Value = Value added in the year / Embedded Value, adjusted for changes in model and changes in EEV scope
4) Embedded Value earnings in 2009

Million Euros




MAPFRE

Analysis of the main variations in EEV

- The increase in the embedded value reflects primarily the following:

Change	Description
Changes in model	Net negative effect arising mainly from the updating of the indexation tables applied to Life Assurance in Spain
Changes in EEV scope	The 2009 EEV does not include the figures for MAPFRE VERA CRUZ VIDA
Changes in assumptions	Reflects primarily: – the effect of the fall in interest rates in the shorter end of the yield curve, with a positive impact of €15.5 million due to the application of lower discount rates – a negative amount of -€37.0 million due to the adjustment of expected investment returns for credit risk – the use of more favourable mortality rate assumptions (resulting from the use of updated databases), whose effect amounted to €148 million – the use of more severe lapse rate assumptions (resulting from the use of updated databases), whose effect amounted to -€61.9 million




MAPFRE

Analysis of the main variations in EEV (contd.)

Change	Description
Expected return	▪ Includes primarily the positive impact of the unwinding of the discount rate, which amounted to €59.7 million, and the actual after-tax investment return on the beginning-of-the-year adjusted net asset value, net of the cost of capital
Deviation of actual value from expectations	▪ Includes, among others: – a higher-than-expected actual profit – the impact of higher-than-expected lapse rates
Change in TVFOGs	▪ The time value of financial options has decreased due to the lower volume and volatility of equity investments




MAPFRE

Value added by new business

Added value evolution


5.5%
5.6%
226.3
209.9
2008
2009
Value added by new business (€ million)
Margin over PVNBI (%)

Million Euros

Main changes

1. The increase in Spanish business volumes, and especially in Life-Protection insurance ▲
2. The changes in the assumptions used for mortality and lapse rates, whose net effect is positive ▲
3. The change in the assumptions used for mutual and pension funds expenses ▼
4. A reduction of financial returns of Life-Savings products, partly offset by the positive effect of a lower discount rate ▼
5. The exclusion from the scope of the 2009 EEV of MAPFRE VERA CRUZ VIDA, which contributed significantly to the 2008 figures ▼







Sensitivity analysis of the value of in-force business[1]

Variation in VIF
€ million

Base scenario: €1,478.5 million

Scenario	Variation in VIF (€ million)	Resulting Value
100bp increase in interest rates	-83.2	1,395.3
10% decrease in the value of stocks and real estate	-15.4	1,463.1
10% decrease in expenses	28.5	1,507.0
10% decrease in the lapse rate	107.0	1,585.5
5% decrease in mortality and morbidity	5.8	1,484.3

Million Euros



1) VIF = PVIF - TVFOGs – CoC



Sensitivity analysis of the value added by new business


MAPFRE

Base scenario: €209.9 million

Variation in the value added by new business € million		Resulting Value
100bp increase in interest rates	-15.7	194.2
10% decrease in the value of stocks and real estate	0.0	209.9
10% decrease in expenses	5.8	215.7
10% decrease in the lapse rate	28.8	238.7
5% decrease in mortality and morbidity	2.9	212.8

Million Euros




MAPFRE

- European Embedded Value analysis
- **Towers Watson opinion letter**
- Methodological appendix
- Statistical appendix
- Glossary





Towers Watson opinion letter

TOWERS WATSON

Julio Koch
Felipe Gómez

Madrid
España

22 July 2010

Mapfre S.A.
Carretera de Pozuelo 52
Edificio 1
28222 Majadahonda (Madrid)

Dear Sirs,

Opinion letter – EEV results of certain subsidiaries of Mapfre, S.A. as at 31 December 2009

1 Towers Watson Risk Consulting (Spain), S.A. ("Towers Watson") has been appointed by Mapfre, S.A. to provide an actuarial opinion on the calculation of the embedded value ("EV") results of certain subsidiaries of Mapfre, S.A. as at 31 December 2009.

2 The consolidated EV results have been prepared by Mapfre, S.A. to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

3 The EV results of Mapfre, S.A. cover the following businesses:

a) Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") and its subsidiaries:

- Mapfre Caja Madrid Vida, S.A de Seguros y Reaseguros;
- Mapfre Inversión S.V., S.A., consisting of Mapfre Inversión Dos, S.G.I.I.C., S.A. and Mapfre Vida Pensiones, E.G.F.P., S.A.; and
- Bankinter Seguros de Vida, SA de Seguros y Reaseguros;

b) CCM Vida y Pensiones S.A. de Seguros y Reaseguros;

c) Unión del Duero, Compañía de Seguros de Vida, S.A. ("Unión Duero Vida"); and

d) Duero Pensiones, entidad gestora de fondos de pensiones, S.A. ("Duero Pensiones").

Scope

4 The EV results have been prepared by Mapfre S.A. and its subsidiaries, except that the results for Unión Duero Vida and Duero Pensiones have been calculated by Towers Watson.

5 Towers Watson has carried out a review of the methodology and assumptions used by Mapfre, S.A. to calculate the EV results against the requirements of the EEV Principles.

6 Towers Watson has also reviewed the consolidated 2009 EV and new business value results, the sensitivities and the EV earnings in 2009 prepared by Mapfre S.A. as shown on pages 3, 12 and 13 of the presentation.

TOWERS WATSON

Mapfre S.A.
22 July 2010

Conclusions

7 Towers Watson has concluded that, considered in aggregate, the methodology and assumptions used to determine the consolidated 2009 EV and value of new business comply with the EEV Principles.

8 Further, based on a high-level review of the results of the calculations, but without undertaking detailed checks on the models and processes involved, Towers Watson considers that any issues discovered do not have a material impact on the consolidated embedded value, analysis of embedded value earnings, value of new business and sensitivity tests.

9 Our work and this letter are subject to the reliances and limitations contained in paragraphs 10 to 15 of this letter. The work is based on information received up to and including 16 July 2010.

Reliances and limitations

10 The review was conducted on behalf of Mapfre, S.A. and designed according to the terms and requirements of the Directors of Mapfre, S.A. Our opinion is made solely to Mapfre, S.A. in accordance with the terms of Towers Watson's engagement letter. To the fullest extent permitted by applicable law, Towers Watson does not accept or assume any responsibility, duty of care or liability to anyone other than Mapfre, S.A. for or in connection with its review work, the opinions it has formed, or for any statement set forth in this letter.

11 In carrying out our review we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Mapfre, S.A. and its subsidiaries and we have been informed that the Directors of Mapfre, S.A know of no other information or data which ought to have been made available to Towers Watson that would materially affect the opinion set out herein.

12 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and mutual and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies, technical reserves, mutual and pension funds by product, terms of reinsurance agreements, electronic policy data bases, cash flow projections by product, analyses of movement and analyses of sensitivities.

13 We have not attempted to assess the suitability, quality or value of the assets of Mapfre, S.A. and its subsidiaries, or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre, S.A. and its subsidiaries, other than those made by policyholders or fund participants under the normal terms of insurance, mutual fund or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

14 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Towers Watson that the assumptions made in this letter will be reflected in actual experience.

15 The results shown do not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely

Julio Koch

Felipe Gómez Rojas






MAPFRE




MAPFRE

Covered business

- The 2009 embedded value was calculated for the following blocks of business:
  - Life assurance (including complementary) and accidental death insurance businesses of MAPFRE VIDA, sold through the agents channel, both in Spain and in Portugal
  - Life assurance (including complementary) and accidental death insurance businesses of MAPFRE-CAJA MADRID VIDA
  - Life assurance (including complementary), accidental death insurance and pension funds businesses of CCM VIDA Y PENSIONES, BANKINTER SEGUROS DE VIDA, UNIÓN DUERO VIDA and DUERO PENSIONES
  - Mutual funds and pension funds businesses of MAPFRE INVERSIÓN S.V., S.A., MAPFRE INVERSIÓN DOS, S.G.I.I.C., S.A. and MAPFRE VIDA PENSIONES, E.G.F.P., S.A. de Seguros, S.A. ("MAPFRE INVERSIÓN Y PENSIONES")




MAPFRE

Methodology

- The embedded value of the Life assurance, accidental death insurance, mutual funds and pension funds businesses includes the adjusted net asset value and the value of in-force business, defined as follows:
  - Embedded value = Adjusted Net Asset Value + Value of the In-Force Business
  - Adjusted Net Asset Value (ANAV) = Shareholders' equity at market value, adjusted to obtain the economic value of capital
  - Value of the In-Force Business (VIF) = PVIF – TVFOGs – CoC
- A bottom-up approach was followed to comply with EEVP, valuing separately each risk component in the business, since it was deemed that this methodology provides the most transparent information about shareholder value, better quantifies the risk in each product, differentiating between in-force and new business and is independent from the subjective choice of a set of financial return assumptions
- **Adjusted Net Asset Value:**
  - The Adjusted Net Asset Value or "ANAV" is equal to shareholders' equity as defined under IFRS, adjusted for: committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital
- **Present Value of In-force Business:**
  - The Present Value of In-force Business or "PVIF" is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax and discounted using the risk-free yield curve. Investment returns for existing business have been calculated on the basis of risk-free rates except for existing fixed interest assets backing savings business, where book returns adjusted for credit risk based on historical transition matrices and defaults rates have been used. Savings business VIF represents 15% of the total EEV. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.
  - Investment returns for new business have been calculated on the basis of risk-free rates.



Methodology (contd.)



- **TVFOGs:**

  - Under EEVP, FOGs (Financial Options and Guarantees) are defined as those features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.
  - The cost of FOGs is valued through the measurement of two different elements:
    - intrinsic value: the cost of FOGs under existing conditions at the valuation date
    - time value: the change in the cost of FOGs that can result from potential changes in policyholder's benefits that may occur throughout the life of the policy
  - The intrinsic value of FOGs is already recognised implicitly in the calculation of the PVIF. It is therefore necessary to include the additional cost arising from the time value of FOGs (TVFOGs).
  - TVFOGs was calculated for the main FOGs in the covered Life business. Specifically, the calculation focussed on the TVFOGs corresponding to the guaranteed interest rate in with-profits products.
  - The calculation of TVFOGs assumed the realisation of gains/losses on equity and property investments to:
    - minimise the impact of profit sharing on the Company's results; and
    - keep the asset mix close to its breakdown as at 31 December 2009
  - TVFOGs is based on 1,000 stochastic simulations of market-consistent financial assumptions and is equal to the difference between the value of in-force business calculated under a deterministic approach and the average value of the in-force business calculated stochastically.





Methodology (contd.)

- **CoC:**
  - In line with market practices, the CoC used in the calculation of the 2009 EEV was measured by applying a 4% fixed rate to the minimum required solvency margin.
  - This represents an allowance for frictional costs, non-hedgeable risk as well as unexpected credit risk which has not been considered in the value of in-force business.




MAPFRE

Methodology (contd.)

- **With-profits business:**
  - MAPFRE's with-profits in-force business comprises products with the following features that are common in the Spanish insurance market:
    - A minimum return guarantee, ranging between 2.25% and 6% in the case of MAPFRE.
    - A profit-sharing mechanism defined as: X% of (Financial return – minimum guaranteed return – expense loadings) on the average mathematical reserve, which cannot be negative under any circumstance. X% varies by product, although it is equal to 90% in most cases. Financial returns and their volatility depend on the book returns of the assets backing the product and is subject to some degree of discretion by management, including, for instance, decisions on the realisation of gains/losses and on the asset mix.
  - The combination of a minimum return guarantee and a profit-sharing mechanism that cannot yield negative results generates asymmetric flows for shareholders and, as a consequence, a positive time value of FOGs.



Methodology (contd.)



- **Look through EEVP:**

  - In order to assign correctly revenues and expenses to the businesses that generate them and measure the value of each block of business more consistently with its economic reality, the following adjustments were made:

    - Mutual funds and pension fund businesses, as well as a part of the accidental death business, are sold through the distribution network of MAPFRE VIDA. The EEV and VNB of the aforementioned mutual funds, pension funds and accidental death businesses have been adjusted in order to include the net present value of the future profits/losses expected to arise in the distribution company from this business.

    - The assets of the Life assurance business are managed by MAPFRE INVERSIÓN Y PENSIONES. The EEV and VNB of the aforementioned Life assurance business has been adjusted in order to include the net present value of the future profits/losses expected to arise in the asset management company from this business.



Methodology (contd.)


MAPFRE

- **Value added by new business:**

  - In Life assurance, new business is defined as single, extraordinary and regular premiums written in the year, as well as extraordinary contributions to existing policies. In the mutual funds business, new business is defined as new contributions. In the pension funds business, new business is defined as single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.

  - The value added by new business is the intrinsic value added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.





Assumptions

	2009 EEV	2008 EEV
Discount rate	Euroswap zero-coupon curve as at 31/12/2009 1 year 1.31% 5 years 2.84% 10 years 3.69% 15 years 4.13% 20 years 4.23%	Euroswap zero-coupon curve as at 31/12/2008 1 year 2.55% 5 years 3.25% 10 years 3.74% 15 years 3.92% 20 years 3.88%
Financial returns		
-Existing assets	Risk-free rates except for existing fixed interest assets backing savings business, where book returns adjusted for credit risk based on historical transition matrices and defaults rates have been used	Book returns until maturity
-Reinvestment yield	Based on the euroswap zero-coupon curve as at 31/12/2009	Based on the euroswap zero-coupon curve as at 31/12/2008
Maintenance expenses	– Based on internal analyses – Expressed in Euros per policy – Indexed to a 2.5% inflation – There are no exceptional expenses to be excluded	– Based on internal analyses – Expressed in Euros per policy – Indexed to a 2.5% inflation – There are no exceptional expenses to be excluded
Fees and commissions	In line with the existing fee structure	In line with the existing fee structure
Mortality, disability, surrenders and turnovers	Tables based on the company's own experience	Tables based on the company's own experience
Cost of capital		
-Reference capital	100% of the minimum solvency margin	100% of the minimum solvency margin
-Annual cost	4% p.a.	4% p.a.
Tax rate	30%	30%
Stochastic asset model (TVFOGs)	Market-consistent using swaption implied volatilities as at 31/12/2009	Market-consistent using swaption implied volatilities as at 31/12/2008




MAPFRE

- European Embedded Value analysis
- Towers Watson opinion letter
- Methodological appendix
- **Statistical appendix**
- Glossary





Breakdown of the value added by new business

Breakdown by business line

	PVNBI[1]		VNB[2]		VNB/PVNBI	
	2009	2008	2009	2008	2009	2008
Life assurance:	**2,459.3**	2,931.0	**186.2**	201.9	**7.6%**	6.9%
- Agents channel	**1,186.8**	1,649.6	**52.6**	110.9	**4.4%**	6.7%
- Bank channel	**1,272.5**	1,281.4	**133.6**	91.0	**10.5%**	7.1%
Mutual Funds	**728.1**	513.7	**9.3**	5.7	**1.3%**	1.1%
Pension Funds	**587.1**	675.9	**14.4**	18.7	**2.4%**	2.8%
- Agents channel	**347.0**	427.7	**12.2**	16.4	**3.5%**	3.8%
- Bank channel	**240.1**	248.2	**2.2**	2.3	**0.9%**	0.9%
TOTAL	3,774.5	4,120.5	209.9	226.3	5.6%	5.5%

Breakdown by distribution channel

	PVNBI[1]		VNB[2]		VNB/PVNBI	
	2009	2008	2009	2008	2009	2008
Spain	**3,774.5**	3,385.2	**209.9**	143.6	**5.6%**	4.2%
- Agents channel	**2,262.0**	1,855.6	**74.1**	50.3	**3.3%**	2.7%
- Caja Madrid channel	**731.6**	818.5	**52.8**	25.4	**7.2%**	3.1%
- Other bancassurance channels	**780.9**	711.1	**83.0**	67.9	**10.6%**	9.6%
VERA CRUZ VIDA	**—**	735.3	**—**	82.7	**—**	11.2%
TOTAL	3,774.5	4,120.5	209.9	226.3	5.6%	5.5%

Million Euros



1) Present Value of New Business Income
2) Value added by new business



Breakdown of 2009 change in EEV between ANAV and value of in-force business[1]



	ANAV	Value of In-force business[1]	TOTAL
2008 EEV	786.4	1,405.4	2,191.8
Changes in assumptions	0.0	67.3	67.3
Expected return	202.9	-127.6	75.3
Value added by new business[2]	-70.1	280.3	210.2
Deviation of actual value from expectations	26.1	-72.0	-45.9
Change in the TVFOGs	0.0	67.0	67.0
Value added in 2009	**158.9**	**215.0**	**373.9**
Changes in the model	0.0	-12.8	-12.8
Changes in the scope of the EEV[3]	-115.2	-129.1	-244.3
Dividends paid and other items	-129.9	0.0	-129.9
2009 EEV	700.2	1,478.5	2,178.7

Million Euros

	ANAV	Value of In-force business[1]	TOTAL
RoEV[4]	23.7%	17.0%	19.3%

1) PVIF - TVFOGs – CoC
2) Not considering TVFOGs from new business
3) Effect of the exclusion of MAPFRE VERA CRUZ VIDA from the scope of the EEV
4) Return on Embedded Value = Value added in the year / Embedded Value, adjusted for changes in the model and changes in the scope of the EEV.



Breakdown of the sensitivity analysis


MAPFRE

Sensitivity of the value of in-force business[1]

	MAPFRE VIDA[1]	Bank channels - Other
Impact of:		
- 100bp increase in interest rates	-57.2	-26.0
- 10% decrease in equity and property values	-15.3	-0.1
- 10% decrease in expenses	20.6	7.9
- 10% decrease in the lapse rate	82.5	24.5
- 5% decrease in mortality and morbidity	-0.3	6.1

Sensitivity of the value added by new business

	MAPFRE VIDA[1]	Bank channels - Other
Impact of:		
- 100bp increase in interest rates	-7.0	-8.7
- 10% decrease in equity and property values	0.0	0.0
- 10% decrease in expenses	4.6	1.3
- 10% decrease in the lapse rate	22.4	6.4
- 5% decrease in mortality and morbidity	1.7	1.2

Million Euros

1) Includes the value of in-force business of MAPFRE-CAJA MADRID VIDA gross of minority interests and excludes that of BANKINTER VIDA



MAPFRE VIDA:
Reconciliation to adjusted net asset value


MAPFRE

Consolidated net assets for MAPFRE VIDA as at 31/12/09 (IFRS)	848.6
Unrealised gains	-2.4
- of which: property	44.2
- of which: financial assets	-46.6
Donations and dividends	0.0
Intangible assets	-166.7
Acquisition costs net of taxes	0.0
Other	1.2
Adjusted consolidated net assets for MAPFRE VIDA as at 31/12/09[1]	680.7

Million Euros

1) Amount used in embedded value calculations.



Units and operating companies included in the 2009 EEV



MAPFRE VIDA[1]

	2009	2008
Adjusted Net Asset Value	**680.7**	**653.2**
Net PVIF - Life Assurance	**833.6**	**784.2**
- PVIF	1,009.3	964.0
- CoC	(175.6)	(179.8)
Net PVIF - Investment Funds	**154.0**	**144.1**
- PVIF	155.7	145.7
- CoC	(1.7)	(1.6)
Net PVIF- Pension Funds	**172.0**	**158.7**
- PVIF	176.2	162.8
- CoC	(4.2)	(4.1)
TVFOGs	**(35.9)**	**(98.4)**
EEV	1,804.4	1,641.8
Initial capital used to calculate the CoC	588.1	602.5

OTHER BANK CHANNELS[2]

	2009	2008
Adjusted Net Asset Value	**150.0**	**143.4**
Net PVIF - Life Assurance	**328.5**	**261.0**
- PVIF	343.1	272.5
- CoC	(14.6)	(11.4)
Net PVIF - Investment Funds	**0.0**	**0.0**
- PVIF	0.0	0.0
- CoC	0.0	0.0
Net PVIF- Pension Funds	**27.7**	**32.5**
- PVIF	34.4	40.2
- CoC	(6.7)	(7.7)
TVFOGs	**(1.4)**	**(5.9)**
EEV	504.8	431.1
Initial capital used to calculate the CoC	95.2	95.4

Million Euros

1) MAPFRE VIDA's EEV = Adjusted Net Asset Value (ANAV) + Value of in-force business (VIF), where the ANAV is reported on a consolidated basis net of minority interests and the VIF is reported on a consolidated basis with no adjustment for the share of minority interests, excluding BANKINTER VIDA's PVIF and including the PVIF of MAPFRE-CAJA MADRID VIDA.
2) 100% BANKINTER VIDA + 100% CCM VIDA y PENSIONES + 100% UNIÓN DUERO VIDA + 100% DUERO PENSIONES. Aggregate figures.

EEV 2009 MAPFRE S.A.


MAPFRE

Consolidated pro forma[1]

	2009	2008
Adjusted Net Asset Value	**700.2**	**786.4**
Net PVIF - Life Assurance	**1,162.1**	**1,170.8**
- PVIF	1,352.4	1,370.3
- CoC	(190.2)	(199.5)
Net PVIF - Investment Funds	**154.0**	**147.7**
- PVIF	155.7	150.7
- CoC	(1.7)	(3.1)
Net PVIF- Pension Funds	**199.7**	**191.2**
- PVIF	210.6	203.0
- CoC	(10.9)	(11.8)
TVFOGs	**(37.3)**	**(104.3)**
EEV	2,178.7	2,191.8
Initial capital used to calculate the CoC	683.3	733.1

Aggregate[2]

	2009	2008
Adjusted Net Asset Value	**830.7**	**911.8**
Net PVIF - Life Assurance	**1,162.1**	**1,170.8**
- PVIF	1,352.4	1,370.3
- CoC	(190.2)	(199.5)
Net PVIF - Investment Funds	**154.0**	**147.7**
- PVIF	155.7	150.7
- CoC	(1.7)	(3.1)
Net PVIF- Pension Funds	**199.7**	**191.2**
- PVIF	210.6	203.0
- CoC	(10.9)	(11.8)
TVFOGs	**(37.3)**	**(104.3)**
EEV	2,309.2	2,317.2
Initial capital used to calculate the CoC	683.3	733.1

Million Euros

1) EEV consolidated pro forma for the covered business = Adjusted Net Asset Value (ANAV) + Value of in-force business (VIF), where the ANAV is reported on a pro forma basis (i.e. assuming that all the covered business is consolidated net of minority interests within MAPFRE VIDA) and the VIF is reported on a consolidated basis with no adjustment for the share of minority interests
2) EEV aggregated for the covered business = Adjusted Net Asset Value (ANAV) + Value of in-force business (VIF), where the ANAV is the sum of MAPFRE VIDA's consolidated ANAV net of minority interest plus "Other bank channels" aggregated ANAV without adjusting for MAPFRE's stake. The VIF is reported on a consolidated basis with no adjustment for the share of minority interests



EEV 2008 MAPFRE VERA CRUZ VIDA


MAPFRE

MAPFRE VERA CRUZ VIDA E PREVIDÊNCIA

	2008
Adjusted Net Asset Value	**115.2**
Net PVIF - Life Assurance	**125.6**
- PVIF	133.8
- CoC	(8.2)
Net PVIF - Investment Funds	**3.6**
- PVIF	5.0
- CoC	(1.4)
Net PVIF- Pension Funds	**0.0**
- PVIF	0.0
- CoC	0.0
TVFOGs	**0.0**
EEV	244.3
Initial capital used to calculate the CoC	35.1

Million Euros



Share of the parent company in the EEV



	MAPFRE stake	Controlling Shareholder	Minorities
ANAV			
MAPFRE VIDA pro forma	100.0%	700.2	0.0
VIF			
MAPFRE VIDA - AGENTS CHANNEL	100.0%	922.3	0.0
MAPFRE VIDA - CAJA MADRID CHANNEL	51.0%	121.0	116.3
OTHER BANK CHANNELS IN SPAIN (1)	50.0%	178.1	178.1
AGGREGATE TOTAL		1,221.4	294.4
TVFOGS			
MAPFRE VIDA - AGENTS CHANNEL	100.0%	-29.8	0.0
MAPFRE VIDA - CAJA MADRID CHANNEL	51.0%	-3.1	-3.0
OTHER BANK CHANNELS IN SPAIN (1)	50.0%	-0.7	-0.7
AGGREGATE TOTAL		-33.6	-3.7
AGGREGATE 2009 EEV		1,888.0	290.7

Million Euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES




MAPFRE

- European Embedded Value analysis
- Towers Watson opinion letter
- Methodological appendix
- Statistical appendix
- **Glossary**



Glossary



- The **European Embedded Value Principles** or **"EEVP"** are the principles that establish the methodology that must be applied in order to calculate the European Embedded Value. The EEVP were agreed upon by the CFOs of the multinational European insurers belonging to the "CFO Forum" in order to increase the comparability and transparency of the embedded value calculations carried out by insurance companies. The document that contains the EEVP can be obtained at the following Internet address: www.cfoforum.nl.
- The **Adjusted Net Asset Value** or **"ANAV"** is equal to the shareholders' equity as defined under IFRS adjusted for: unrealised gains or losses belonging to shareholders; committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital.
- **Financial Options and Guarantees** or **"FOGs"** are those features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.
- The **Value of an Option** is composed of two elements: the **Intrinsic Value** and the **Time Value**. In the case of a call option, the intrinsic value is equal to the difference between the price of the underlying asset and the strike price of the option (in the case of a put option the order of the difference is inverted). The intrinsic value cannot be less than zero. The time value is equal to the difference between the total value and the intrinsic value and it is ascribed to the potential for benefits under the option to increase in value prior to expiry.
- The **Present Value of In-force Business or "PVIF"** is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax and discounted using the risk-free yield curve. Investment returns for existing business have been calculated on the basis of risk-free rates except for existing fixed interest assets backing savings business, where book returns adjusted for credit risk based on historical transition matrices and defaults rates have been used. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.



Glossary


MAPFRE

- The **Cost of Capital** or **"CoC"** represents an allowance for frictional costs, non-hedgeable risk as well as unexpected credit risk which has not been considered in the value of in-force business. The CoC used in the calculation of the 2009 EEV was measured on the basis of an amount of capital equal to 100% of the minimum regulatory requirement.
- The **Value of In-force Business** or **"VIF"** is equal to: PVIF – Time Value of FOGs (**"TVFOGs"**) - CoC.
- The **European Embedded Value** or **"EEV"** is the embedded value obtained calculated in accordance with "European Embedded Value Principles". EEV is equal to: ANAV + VIF.
- **Embedded value earnings** are defined as the change in embedded value during the period, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year.
- **Changes in Assumptions** are changes in the future experience assumed in the calculation of the present value of in-force business, including economic, expense, lapse and mortality assumptions.
- The **Expected Return on the Beginning of the Year Embedded Value** is equal to the actual after-tax investment return on the beginning-of-the-year adjusted net asset value less the cost of capital, plus the return, at the discount rate, on the beginning-of-the-year value of the in-force business and capital.
- **Deviation of Actual Value from Expectations** arise mainly from the variance between the actual experience during the year and the assumed experience used to calculate the beginning-of-the-year embedded value.
- The **Return on Embedded Value** or **"RoEV"** is obtained by dividing the value added in the year by the embedded value at the close of the previous year.



Glossary



- **New Business** is defined as: in the case of Life assurance, single, extraordinary and regular premiums from policies written in the year, as well as extraordinary contributions to existing policies; in the case of Mutual Funds, new contributions; in the case of Pension Funds, single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.
- The **Present Value of New Business Income** or **"PVNBI"** corresponds to: in the case of Life assurance, the present value of received and expected premiums from new business; in the case of Mutual Funds, contributions received in the year; and in the case of Pension Funds, contributions received in the year and expected from new business.
- The **Value added by New Business** or **"VNB"** is the intrinsic value added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.





Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.



First half results 2010
Presentation for investors and analysts



MAPFRE
MAPFRE

22nd July 2010



MAPFRE


MAPFRE




MAPFRE

Summary of first half results

Continued strengthening of the international business and recovery in sales in Spain, with a greater impact of weather-related losses and catastrophes

Revenues	10,967.3	+9.2%
Premiums	9,114.5	+9.6%
Managed savings	24,626.1	+7.2%
Non-life combined ratio	96.0%	+1.6p.p.
Excluding Chile´s earthquake	*93.3%*	*-1.1p.p.*

Million Euros

This translates into ...

A net result of €500.2 million (-5.7%)



EPS of €17.01 cents (-9.3%(1))

1) Growth compared to EPS in 6M 2009, adjusted for the capital increases undertaken in 2009 and 2010





Highlights of the results



- Sustained development of the international business – especially in America – and reinsurance
- Increase in business volumes in Spain thanks to the strong growth in Life Assurance and the recovery in Motor insurance sales



- The loss experience has been significantly affected by the costs arising from the earthquake in Chile and the severe weather in Spain, the USA and Portugal
- Excluding these, the combined ratio would have decreased, mainly thanks to the excellent performance of the non-catastrophic reinsurance business and better results at MAPFRE AMÉRICA



- Significant growth in net financial revenues, as a result of the gains from the sale of real estate and lower interest payments



- Equity amounted to €7,767.3 million: +€673.5 million (+9.5%) since 31.12.2009 and +€1,442.1 million (+22.8%) since 30.6.2009
- The equity/debt ratio reached 3.43x (3.44x as at 31.12.2009 and 2.39x as at 30.6.2009)




MAPFRE



Development of results



Attributable result

	6M 2009	6M 2010
Attributable result	530.6	500.2

Million Euros

Earnings per share[1]

	6M 2009	6M 2010
Earnings per share	18.75	17.01

Euro cents

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase.




MAPFRE

Estimated impact of Chile's earthquake

Effect on the attributable result

Covered losses	59.4
Reinsurance reinstatement	44.5
Minorities	(7.3)
TOTAL	96.6

Breakdown by Unit

MAPFRE AMÉRICA	5.2
MAPFRE GLOBAL RISKS	18.9
MAPFRE RE	72.5
TOTAL	96.6

Only accounts for 1.4% of the consolidated shareholders' equity

Million Euros





The underlying result continues to grow satisfactorily

	6M 2009	6M 2010	% 10/09
Result from insurance operations	537.3	566.0	+5.3%
Impact of Chile's earthquake	---	96.6	---
Realised gains	-47.0	-122.6	---
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Other companies and consolidation adjustments	12.4	-37.1	---
Partial buyback of subordinated debt	-37.7	---	---
[illegible]	[illegible]	[illegible]	[illegible]
ADJUSTED ATTRIBUTABLE RESULT	**445.9**	**474.2**	**+6.3%**
REPORTED ATTRIBUTABLE RESULT	**530.6**	**500.2**	**-5.7%**

Million Euros







Key figures

	6M 2010	6M 2009	% 10/09
Results			
Gross written and accepted premiums	**9,114.5**	8,313.1	9.6%
- Non-life	**6,767.7**	6,449.1	4.9%
- Life	**2,346.8**	1,864.0	25.9%
Net result, group share	**500.2**	530.6	-5.7%
Adjusted earnings per share (Euro cents)	**16.12**	15.76	2.3%
Reported earnings per share (Euro cents)	**17.01**	18.75	-9.3%
Balance sheet			
Total assets	**47,005.3**	42,590.2	10.4%
Managed savings[1]	**24,626.1**	22,961.7	7.2%
Shareholders' equity	**6,760.8**	5,508.3	22.7%
Financial debt	**2,267.0**	2,652.0	-14.5%
Ratios			
Non-life loss ratio[2]	**72.1%**	70.1%	
Non-life expense ratio[2]	**23.9%**	24.3%	
Non-life combined ratio[2]	**96.0%**	94.4%	
Life assurance expense ratio[3]	**1.06%**	1.05%	
ROE[4]	**14.6%**	17.5%	
Employees	**36,128**	**34,820**	**3.8%**

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA.
4) In this document the half-yearly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the period

Note: The number of shares as at 30.6.10 was 3,012,154,351. EPS is calculated using 2,940,933,379 shares, which is the weighted average number of shares after the capital increase undertaken in June (IAS 33).




MAPFRE



Breakdown of premiums and results by line of business and geographical areas


MAPFRE

Premiums[1]

Spain 44.8% | Abroad 55.2%


Reinsurance
12.9%
Life
(Abroad)
5.9%
Life (Spain)
16.6%
Non-Life
(Spain)
28.2%
Non-Life (Abroad)
36.4%

Contribution to consolidated results (%)

Segment	%	
Non Life Spain	59.7	Non Life 76.9
Non Life Abroad	17.2	
Life Spain	15.0	Life 24.5
Life Abroad	9.5	
Reinsurance	11.7	
Other / Consolidation adjustments	-13.1	

1) *Aggregate premiums*

NOTE: as of 2010 MAPFRE GLOBAL RISKS's figures are included in the Non-Life business abroad. Using the same scope, in 6M09 the contribution of this business amounted to 52.2% of premiums




MAPFRE

Business growth in Spain and abroad

Interannual change in premiums € million	Premiums € Mn.	% Var.
MAPFRE AMÉRICA	421.2	2,449.5	+20.8%
LIFE ASSURANCE OP. UNIT	286.8	1,610.6	+21.7%
MAPFRE RE	235.4	1,253.9	+23.1%
MAPFRE INTERNACIONAL	78.4	960.1	+8.9%
MAPFRE GLOBAL RISKS	35.6	488.5	+7.9%
MAPFRE ASISTENCIA[(1)]	28.8	284.6	+11.3%
MAPFRE EMPRESAS	-21.0	396.9	-5.0%
MAPFRE FAMILIAR[(2)]	-88.4	2,347.0	-3.6%

1) Revenues from premiums and services
2) 2010 premiums reflect the deliberate cancellation of policies with the civil servants' mutual purchasing associations MUFACE and ISFAS, which in 6M 2009 contributed €127.2 million. Adjusting for this, premiums grew €38.8 million (1.7%).




MAPFRE

Breakdown of premiums by distribution channel in Spain

Agents and other channels[1]

	LIFE	NON-LIFE	TOTAL
Premiums	568.6	2,627.3	3,195.9
Y-o-y change	-24.4%	-4.0%	-8.4%
Excluding cancelled business[2]	-24.4%	+0.2%	-5.3%

Bank channel[1]

	LIFE	NON-LIFE	TOTAL
Premiums	1,042.0	116.6	1,158.6
Y-o-y change	+82.2%	+1.0%	+68.6%

Million Euros

1) Gross written and accepted premiums
2) 2010 premiums reflect the deliberate cancellation of policies with the civil servants' mutual purchasing associations MUFACE and ISFAS, which in 6M 2009 contributed €127.2 million. Adjusting for this, premiums fell €177.9 million (-5.3%).



Combined ratios below 100% excluding the impact of Chile's earthquake and severe weather-related losses


MAPFRE

Interannual change in Non-life underwriting result € million		Non-life combined ratio (%) 6M 10[1]	6M 10	6M 09
MAPFRE AMÉRICA	25.8	99.7	100.3	102.6
MAPFRE EMPRESAS	4.9	85.1	85.1	87.1
MAPFRE ASISTENCIA	-0.4	93.1	93.1	92.2
MAPFRE RE	-8.7	82.7	94.6	92.0
MAPFRE INTERNACIONAL	-21.1	99.5	101.4	98.6
MAPFRE GLOBAL RISKS	-27.5	96.3	122.0	99.0
MAPFRE FAMILIAR	-56.7	91.1	92.2	89.7

1) Combined ratio excluding Chile's earthquake and severe weather-related losses





Development of Non-life insurance results

Non-life Account

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	6,767.7	6,449.1	4.9%
Underwriting result	213.0	284.1	-25.0%
Net financial and other non-technical income	441.1	361.6	22.0%
Result of Non-life business	[illegible]	[illegible]	[illegible]
Loss ratio(1)	72.1%	70.1%	
Expense ratio(1)	23.9%	24.3%	
Combined ratio(1)	[illegible]	[illegible]	

Million Euros

1) Ratios as a % of net premiums earned
2) Before taxes and minority interests

Key points

- Premiums growth reflects:
  - the growth of the international segment
  - in Spain:
    - the contraction in the Commercial Insurance line, due to the effect of the economic crisis
    - the lower issuance of Health Insurance due to the cancellation of recurrently loss-making contracts with some civil servants' mutual purchasing associations, partly offset by the recovery in the retail business
- The increase in the combined ratio mainly reflects the impact of Chile's earthquake and the severe weather in Spain, the USA and Portugal. Excluding this, the combined ratio would have been 92.5%
- Realisation gains, net of write-downs, of €159.6 million(2) (€57.6 million in 6M 2009)





Development of Life Assurance results

Life Account

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	2,346.8	1,864.1	25.9%
Underwriting and financial result	225.2	155.9	44.5%
Unrealised gains from unit-linked investments(1)	-20.2	8.8	---
Result of Life business	205.0	[illegible]	[illegible]

Million Euros

1) This has a neutral impact on results, since it is compensated by a variation of equal amount and opposing sign in technical reserves

Key points

- The significant premiums growth mainly reflects:
  - the winning of Life-Savings business in Spain, specifically through the bancassurance channel
  - the development of Life Assurance abroad, as well as of reinsurance
- The improvement in the underwriting and financial result is due to the strong growth of the underwriting result in Brazil and to larger volumes of funds under management in Spain
- The consolidation of FINIBANCO VIDA




MAPFRE

Development of results from Other Business Activities

Other Business Activities[1]

	6M 2010	6M 2009	% 10/09
Operating revenues	300.4	260.0	15.5%
Operating expenses	-295.9	-258.8	14.3%
Net financial income	-45.2	11.5	---
Results from minority interests	-21.8	-11.7	86.3%
Other net revenues	1.4	1.6	---
[illegible]	[illegible]	[illegible]	[illegible]

Million Euros

Key points

- Larger operating income and expenses thanks to growth at MAPFRE INVERSIÓN and the non-insurance subsidiaries of MAPFRE FAMILIAR
- Gains of €53.8 million[2] in the first half of 2009 arising from the buyback of subordinated debt
- Negative results from minority interests due to the loss of €21.8 million at BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

1) "Other Business Activities" includes the Group's non-insurance activities undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.
2) Before taxes and minority interests




MAPFRE

Net results

Interannual change in net results € million		Net results € Mn.	% Var.
MAPFRE AMÉRICA	18.8	83.2	+29.2%
MAPFRE EMPRESAS	14.0	56.8	+32.6%
LIFE ASSURANCE OP. UNIT	7.6	75.3	+11.2%
MAPFRE RE	3.1	64.2	+5.1%
MAPFRE ASISTENCIA	1.3	8.4	+18.3%
MAPFRE INTERNACIONAL	-2.0	52.6	-3.7%
MAPFRE GLOBAL RISKS	-3.2	5.3	-38.0%
MAPFRE FAMILIAR	-8.7	241.6	-3.5%



Results

	6M 2010	6M 2009	% 10/09
Result before tax and minority interests	**788.5**	**813.0**	**-3.0%**
Taxes	-220.6	-228.9	-3.6%
Result after tax	**567.8**	**584.1**	**-2.8%**
Result after tax from discontinued operations	-4.2	-0.8	---
Result for the year	**563.7**	**583.3**	**-3.4%**
Result attributable to minority shareholders	-63.5	-52.7	20.5%
Result attributable to the controlling Company	[illegible]	[illegible]	[illegible]

Million Euros

Key highlights

- An underlying growth of 6.3%, excluding the effects of Chile's earthquake, extraordinary results and realisation gains
- The pre-tax result includes a negative impact of €9.5 million arising from the restatement of financial accounts
- Increase in the result attributable to minority shareholders due to a higher contribution from bancassurance JVs




MAPFRE

Strengthened financial position

Balance Sheet

	30.6.10	31.12.09	30.6.09
Goodwill	1,790.6	1,643.9	1,627.7
Fixed assets	429.9	480.6	453.9
Cash & equivalents	1,307.4	861.1	1,514.0
Investments & real estate	31,747.8	30,844.1	29,388.2
Participation of reinsurance in technical reserves	3,614.0	2,484.1	2,490.0
Other assets	8,115.6	6,792.0	7,116.4
TOTAL ASSETS	[illegible]	[illegible]	[illegible]
Shareholders' Equity	6,760.8	6,165.7	5,508.3
Minority interests	1,006.5	928.1	816.9
Financial & subordinated debt	2,267.0	2,062.6	2,652.0
Technical reserves	32,436.4	29,767.1	29,560.7
- Life assurance reserves(1)	17,652.5	17,253.5	16,774.0
- Other technical reserves	14,783.9	12,513.6	12,786.7
Reserves for risks and expenses	423.7	405.0	391.7
Other liabilities	4,110.9	3,777.3	3,660.6
TOTAL LIABILITIES	[illegible]	[illegible]	[illegible]

Million Euros

1) Includes unit-linked reserves

Key points

- Appreciation of the US Dollar and almost all Latin American currencies
- Consolidation of FINIBANCO VIDA and the insurance operations of GRUPO MUNDIAL
- Larger debt balance arising from the drawdown of a credit facility in May, which has been fully repaid after the close of the first half



MAPFRE's equity has increased by €673.5 million in the first half of 2010



Statement of changes in equity

	6M 2010	6M 2009
Additions and deductions accounted for directly in equity		
Investments available for sale	-469.4	-65.8
Translation adjustments	503.3	16.3
Shadow accounting	171.7	158.8
TOTAL	205.6	109.3
Result for the period	563.7	583.3
Distribution of previous year's result	-279.7	-241.0
Interim dividend for the year	—	—
Other items	183.9	157.2

Million Euros

Key points

- Equity rises €673.5 million since 31.12.2009, which reflects:
  - the result for the first half
  - the negative effect of the market volatility on the value of investments
  - significant positive translation differences, mainly as a result of the appreciation of the US Dollar and most of the Latin American currencies
  - the payment of a gross final dividend of €0.08 per share approved at the Annual Shareholders' Meeting on 6th March, offset to a large extent by the success of the scrip dividend plan, which contributed €179.6 million(1) to shareholders' equity

1) Before duties, taxes and expenses




MAPFRE




MAPFRE

MAPFRE FAMILIAR – key figures

Business activity indicators

	6M 2009	6M 2010	Change
Gross written and accepted premiums	2,435.4	2,347.0	-3.6%(1)
Underwriting result	209.3	152.6	-27.1%
Net financial income	133.1	172.9	+29.9%
Net result	250.3	241.6	-3.5%

Million Euros

Profitability indicators

	6M 2009	6M 2010	Change
Combined Ratio	89.7%	92.2%	+2.5p.p.
Expense ratio	17.5%	17.4%	-0.1p.p.
Loss ratio	72.2%	74.8%	+2.6p.p.
ROE	39.7%	32.1%	-7.6p.p.

■ Loss ratio ■ Expense ratio

1) +1.7% excluding the business from the civil servants' mutual purchasing associations MUFACE and ISFAS, which was deliberately cancelled in 2010




MAPFRE

MAPFRE FAMILIAR - information by business line

Premiums evolution

	6M 2009	6M 2010	Change
Motor	1,197.1	1,206.8	+0.8%
Property	441.1	442.2	+0.2%(1)
Health, Accident & Burial	797.3	697.9	-12.5%(2)

Combined ratio

		6M 2009	6M 2010	Change
Motor	Combined ratio	93.2%	91.9%	-1.3p.p.
	Expense ratio	15.6%	13.1%	
	Loss ratio	77.6%	78.8%	
Property	Combined ratio	80.5%	90.1%	+9.6p.p.
	Expense ratio	25.5%	25.2%	
	Loss ratio	55.0%	64.9%	
Health, Accident & Burial	Combined ratio	88.7%	95.5%	+6.8p.p.
	Expense ratio	15.5%	21.9%	
	Loss ratio	73.2%	73.6%	

■ Loss ratio ■ Expense ratio

Million Euros

1) As from 2010 the Travel Assistance business has been included in the Health, Accident and Burial segment. Excluding this, the Property insurance line would have grown by 1.8%
2) +4.1% excluding the business from the civil servants' mutual purchasing associations MUFACE and ISFAS, which was deliberately cancelled in 2010



MAPFRE FAMILIAR:
Key highlights


MAPFRE

Premiums evolution	▪ The 3.6% decrease in premiums at MAPFRE FAMILIAR reflects the deliberate cancellation of the recurrently loss-making group health policies with some civil servants' mutual purchasing associations. Excluding this, growth stood at 1.7%, reflecting: – a 0.8% increase in Motor insurance, thanks to the positive effect of the loyalty campaigns and to the recovery in sales of vehicles. At the end of the period, MAPFRE insured 5,848,575 vehicles in Spain (5,799,641 as at 31.12.2009), equivalent to a net increase of 48,934 units in the first half of the year – the good performance of Home insurance (+5.1%) – a 4.1% rise in Health, Accident and Burial, thanks to the 6.7% growth in the Health line
Variation in combined ratio	▪ The increase in the Property line reflects the occurrence of unusually severe weather in the first quarter of the year, which affected particularly the Home insurance ▪ The increase in the expense ratio of the Health, Accident and Burial segment mainly reflects the run-off of the civil servants' business
Net financial income	▪ Includes realisation gains from investments, mainly from the sale of real estate, of €105.5 million before taxes (€55.6 million in 6M09)



MAPFRE EMPRESAS – key figures



Business activity indicators
Gross written and accepted premiums
-5.0%
417.9
396.9
6M 2009
6M 2010
Underwriting result
+14.0%
35.2
40.1
6M 2009
6M 2010
Net financial income
+30.2%
28.8
37.4
6M 2009
6M 2010
Net result
+32.6%
42.8
56.8
6M 2009
6M 2010



Profitability indicators
Combined Ratio
-2.0p.p.
87.1%
85.1%
-0.4p.p.
26.7%
26.3%
-1.6p.p.
60.4%
58.8%
6M 2009
6M 2010
Loss ratio
Expense ratio
ROE
21.7%
n.a.
6M 2009
6M 2010

Million Euros

Note: For operational purposes, MAPFRE EMPRESAS is an independent company. Therefore, it is presented separately from its parent company, MAPFRE GLOBAL RISKS.



MAPFRE EMPRESAS:
Key highlights


MAPFRE

Growth in premiums	▪ The contraction reflects a lower demand due to the economic slowdown, although a positive effect has been achieved in the second quarter thanks to the sales initiatives implemented
Loss ratio	▪ The ratio has improved compared to the previous year, despite the contraction in the net premiums earned, thanks to a lower frequency
Expense ratio	▪ The slight reduction of the ratio is due to lower acquisition expenses and higher reinsurance commissions
Net financial income	▪ Includes pre-tax capital gains amounting to €17 million (€6.2 million in 6M2009)



Non-life business in Spain: Key operating figures



	Revenues	% Var.	Net result	% Var.	Expense ratio[1] 6M 2010	Expense ratio[1] 6M 2009	Combined ratio[1] 6M 2010	Combined ratio[1] 6M 2009
MAPFRE FAMILIAR	**2,728.2**	-2.2%	**241.6**	-3.5%	**17.4%**	17.5%	**92.2%**	89.7%
MAPFRE EMPRESAS	**464.2**	-4.1%	**56.8**	32.6%	**26.3%**	26.7%	**85.1%**	87.1%
NON-LIFE BUSINESS IN SPAIN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Million Euros



The combined ratio was affected by the claims caused by severe weather. Excluding this, it would be 90.3%.

1) Ratios as a % of net premiums earned
2) MAPFRE GLOBAL RISKS' figures are presented as part of the business activities abroad




MAPFRE

Life Assurance Operating Unit – key figures

Business activity indicators


Gross written and accepted premiums
+21.7%
1,323.8
1,610.6
6M 2009
6M 2010
Underwriting and financial result
+14.3%
97.8
111.8
6M 2009
6M 2010
Gross result
+13.9%
122.7
139.7
6M 2009
6M 2010
Net result
+11.2%
67.7
75.3
6M 2009
6M 2010

Million Euros

Profitability indicators


Expense ratio(1)
+0.01 p.p.
1.05%
1.06%
6M 2009
6M 2010


ROE
+0.7 p.p.
15.2%
15.9%
6M 2009
6M 2010

1) Net operating expenses / average third party funds under management



Life Assurance Operating Unit: Key highlights


MAPFRE

Development of results	• The notable increase in issuance is a result of the successful campaigns of Savings and Protection products carried out through the bancassurance channel, in which the contribution of CAJA MADRID must be noted • The development of the Unit's net result reflects: – the growth of retail Life-Protection products – larger net operating revenues at MAPFRE INVERSIÓN – the increase in the result attributable to minority interests
Development of funds under management	• The development of the Unit's funds under management reflects: – the aforementioned winning of retail Life-Savings products – the negative impact on the value of investments due to the volatility of financial markets in the second quarter – maturities in the second quarter



Life Assurance Operating Unit: Breakdown of premiums[1]


MAPFRE

	6M 2010	6M 2009	% 10/09
[illegible]	[illegible]	[illegible]	[illegible]
- Agents and other channels	155.7	163.4	-4.7%
- Bank channel - CAJA MADRID	35.5	16.3	117.1%
- Bank channel - Other[2]	45.7	46.5	-1.8%
[illegible]	[illegible]	[illegible]	[illegible]
- Agents and other channels	309.1	483.8	-36.1%
- Bank channel - CAJA MADRID	609.7	234.2	160.3%
- Bank channel - Other[2]	227.5	167.7	35.7%
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
- Agents and other channels	103.6	104.8	-1.1%
- Bank channel - CAJA MADRID	76.2	69.1	10.2%
- Bank channel - Other[2]	47.6	38.0	25.1%
[illegible]	[illegible]	[illegible]	[illegible]
Agents and other channels	568.6	751.9	-24.4%
Bank channel	1,042.0	571.9	82.2%

Million Euros

By type of premium


Life - Protection
14.1%
Life - Savings
85.9%

By distribution channel


Other bank channels
19.9%
CAJA MADRID bank channel
44.8%
Agents channel and other
35.3%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNION DUERO VIDA





Life Assurance Operating Unit: Breakdown of funds under management[1]

	6M 2010	6M 2009	% 10/09
[illegible]	[illegible]	[illegible]	[illegible]
- Agents channel and others	3,470.2	3,554.8	-2.4%
- Bank channel - CAJA MADRID	290.8	288.6	0.8%
- Bank channel - Other[2]	441.7	387.6	14.0%
[illegible]	[illegible]	[illegible]	[illegible]
- Agents channel and others	5,604.2	5,496.8	2.0%
- Bank channel - CAJA MADRID	4,388.9	3,996.6	9.8%
- Bank channel - Other[2]	1,222.2	1,231.8	-0.8%
[illegible]	[illegible]	[illegible]	[illegible]
- Agents channel and others	60.5	48.7	24.2%
- Bank channel - CAJA MADRID	51.1	227.4	-77.5%
- Bank channel - Other[2]	10.5	10.8	-2.8%
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
- Agents channel and others	234.3	259.1	-9.6%
- Bank channel - CAJA MADRID	141.6	141.6	0.0%
- Bank channel - Other[2]	68.3	55.2	23.7%
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
> MAPFRE INVERSIÓN	1,566.4	1,495.0	4.8%
- Individual system	1,354.8	1,310.0	3.4%
- Employers' system	211.6	185.0	14.4%
> Other[2]	2,061.5	1,965.0	4.9%
[illegible]	[illegible]	[illegible]	[illegible]

Million Euros

By type of business



Pension funds
16.3%
Mutual funds
11.7%
Other provisions
2.0%
Life assurance - Protection
0.6%
Regular premiums
18.9%
Single premiums
50.5%

By distribution channel



Other bank channels
17.2%
CAJA MADRID bank channel
21.9%
Agents channel and other
60.9%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES





Life Assurance Operating Unit: Change in funds under management[1]



	6M 2010	6M 2009
IFRS technical reserves[2]	**28.3**	**-226.7**
> Variation excluding shadow accounting	208.6	-15.9
- Agents channel and others	-1.0	141.2
- Bank channel - CAJA MADRID	182.3	-189.3
- Bank channel - Other[3]	27.3	32.3
Pension funds	**-153.5**	**45.4**
> Net sales	-4.0	-12.7
- Agents channel and others	-9.2	-2.2
- Bank channel - Other[3]	5.2	-10.5
Mutual funds and managed portfolios	**-96.9**	**-304.0**
> Net sales	-83.8	-81.2

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Cumulative variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS which adjusts technical reserves for variations in the market value of matching assets
3) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES




MAPFRE

MAPFRE AMÉRICA – key figures


Business activity indicators
Gross written and accepted premiums
+20.8%
2,028.3
2,449.5
1,575.0
453.3
1,911.8
537.7
Non-Life
Life
6M 2009
6M 2010
Underwriting and financial result
+45.2%
107.0
155.4
6M 2009
6M 2010
Gross result
+41.0%
109.0
153.7
6M 2009
6M 2010
Net result
+29.2%
64.4
83.2
6M 2009
6M 2010
Million Euros


Profitability indicators
Non-life Combined Ratio
-2.3 p.p.
102.6%
100.3%
-1.3 p.p.
-1.0 p.p.
32.6%
31.3%
70.0%
69.0%
6M 2009
6M 2010
Loss ratio
Expense ratio
ROE
-1.2 p.p.
10.5%
9.3%
6M 2009
6M 2010



MAPFRE AMÉRICA:
Key highlights


MAPFRE

Growth in premiums	▪ Premiums growth reflects: – the good business development in the whole region, specifically in the General, Accident and Life Assurance lines – the consolidation of the insurance operations of GRUPO MUNDIAL, which in the first half contributed €78.2 million
Underwriting and financial result	▪ The good development of the underwriting and financial result reflects: – the very good performance of the Life Assurance business – the improvement in the loss ratio of the Motor segment, as a result of the various initiatives implemented in the last quarters, which absorbed the impact of Chile's earthquake as well as of other catastrophic losses – a lower expense ratio due to the containment of acquisition costs, partly offset by the increased contribution from channels with higher commissions and a lower loss experience – the negative effect of the inflation restatement in Venezuela, partly compensated by positive translation differences
Net result	▪ The development of net results mainly reflects: – the growth of the underwriting and financial result – the positive effect of the appreciation of most currencies in the region – the increase in the tax rate, mainly due to the larger contribution of business in Brazil – the greater share of minority interests, as a result of the consolidation of the subsidiaries of GRUPO MUNDIAL



MAPFRE AMÉRICA:
Premiums and results by country


MAPFRE

COUNTRY	PREMIUMS				RESULTS (1)			
	6M 2010	6M 2009	% 10/09	Local Currency % 10/09	6M 2010	6M 2009	% 10/09	Local Currency % 10/09
BRAZIL (2)	**961.9**	747.0	28.8%	4.4%	**95.3**	56.4	69.0%	37.1%
VENEZUELA	**280.2**	371.3	-24.5%	47.9%	**18.7**	18.9	-1.1%	93.6%
MEXICO	**271.9**	215.1	26.4%	13.2%	**10.0**	9.6	4.2%	-6.9%
ARGENTINA	**216.1**	194.1	11.3%	16.5%	**4.6**	5.1	-9.8%	-6.0%
COLOMBIA	**180.8**	123.7	46.2%	19.0%	**9.2**	5.1	80.4%	47.9%
PUERTO RICO	**155.0**	143.9	7.7%	5.3%	**10.4**	9.9	5.1%	3.4%
CHILE	**102.5**	60.8	68.6%	51.6%	**-2.0**	1.2	—	—
CENTRAL AMERICA	**96.9**	20.2	—	—	**5.3**	1.0	—	—
PERU	**90.4**	66.5	35.9%	23.0%	**5.4**	5.2	3.8%	-6.1%
OTHER COUNTRIES (3)	**93.8**	85.7	9.5%	—	**6.4**	4.2	52.4%	—
Holding and consolidation adjustments	—	—	—	—	**-9.6**	-7.6	—	—
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Million Euros

1) Before taxes and minority interests
2) Figures for Brazil for 6M 2010 include the following data for MAPFRE NOSSA CAIXA: *premiums: €85.1 million (€117.9 million in 6M* 2009); result before taxes and minority interests: €44.5 million (€33.0 million in 6M 2009)
3) Includes Ecuador, Paraguay, the Dominican Republic and Uruguay



MAPFRE AMÉRICA:
Key highlights by countries


MAPFRE

- **Brazil:** good performance of the Motor and General insurance lines. Significant improvement in the loss experience of the Motor segment.
- **Venezuela:** good performance of all lines, particularly of Health and General insurance. Negative effect of inflation restatement, partly offset by positive translation differences.
- **Mexico:** the Life Assurance and General lines continue to grow. Larger results thanks to the improvement in the loss experience.
- **Argentina:** the Life Assurance and Health lines continue to grow, thus offsetting the slowdown in the Motor line. Noteworthy improvement in the loss experience of the Motor segment.
- **Colombia:** the significant contribution of the Health and Life Assurance lines continues. Improvement in the loss ratio of the Motor line. Noteworthy increase in the technical and financial result of the Life Assurance business.
- **Puerto Rico:** good development of premiums, as well as of the technical result in the Health and General insurance lines.
- **Chile:** excellent performance of the Health, Life and General insurance lines, which offset the declining trend in the Motor segment. Results have been affected by the earthquake that occurred in February.
- **Central America:** consolidation of the insurance operations of GRUPO MUNDIAL.
- **Peru:** the general improvement trend continues, thanks to a less intense price competition and to an improvement in the technical result of the Motor line.




MAPFRE

MAPFRE INTERNACIONAL – key figures

Business activity indicators

	6M 2009	6M 2010	Change
Gross written and accepted premiums	881.7	960.1	+8.9%
Underwriting result	6.5	-11.4	
Financial result	73.0	83.1	+13.8%
Net result	54.6	52.6	-3.7%

Million Euros

Profitability indicators

	6M 2009	6M 2010	Change
Non-life Combined Ratio	98.6%	101.4%	+2.8p.p.
Expense ratio	26.3%	25.9%	-0.4p.p.
Loss ratio	72.3%	75.5%	+3.2p.p.
ROE	4.7%	5.2%	+0.5p.p

■ Loss ratio ■ Expense ratio



MAPFRE INTERNACIONAL: Key highlights


MAPFRE

Premiums development	▪ It reflects: – the improvement in volumes and price environment in the USA – the good development of issuance in Turkey, thanks to the improvement in the economic scenario and the rate rises – the appreciation of the US Dollar and the Turkish Lira – the consolidation of FINIBANCO VIDA, which contributes €11.7 million
Combined ratio	▪ The increase in the loss ratio mainly reflects: – the impact of the storms in North-eastern USA – the positive impact on MAPFRE GENEL SIGORTA's figures in the first half of 2009 of the amended regulations for the calculation of the IBNR reserves ▪ The reduction of the expense ratio was mainly due to: – greater cost containment – the increase in net premiums earned
Net financial income	▪ Includes pre-tax realisation gains amounting to €13.3 million (realised losses of €10.2 million in 6M2009)





MAPFRE INTERNACIONAL:
Premiums and results by country



COUNTRY	PREMIUMS				RESULTS [1]			
	6M 2010	6M 2009	% 10/09	Local currency % 10/09	6M 2010	6M 2009	% 10/09	Local currency % 10/09
USA	**722.9**	674.4	7.2%	5.3%	**65.1**	60.9	6.9%	5.1%
TURKEY	**139.0**	111.5	24.7%	16.3%	**17.8**	19.4	-8.2%	-14.3%
PORTUGAL [2]	**82.4**	81.9	0.6%	0.6%	**1.2**	4.0	-70.0%	-70.0%
PHILIPPINES	**15.8**	13.9	13.7%	7.4%	**1.4**	1.6	-12.5%	-15.4%
Holding and consolidation adjustments	—	—	—	—	**-19.8**	-5.7	—	—
MAPFRE INTERNACIONAL	960.1	881.7	8.9%		65.7	80.1	-18.0%	

Million Euros

Key events

- "Holding and consolidation adjustments" mainly include:
  - the negative effect of the appreciation of the US Dollar on the obligations arising from the deferred purchase of 10% of MAPFRE GENEL SIGORTA
  - negative valuation adjustments from equity-accounted shareholdings

1) Before taxes and minority interests. As at 31.12.2009, the Life Assurance branch in Portugal was included in MAPFRE SEGUROS GERAIS and a new company (MAPFRE PORTUGAL SEGUROS DE VIDA) was created, which took over the branch's business.

2) Figures for Portugal at the end of June 2010 include the following data corresponding to FINIBANCO VIDA: premiums: €11.7 million; result before taxes and minority interests: €1.0 million



MAPFRE INTERNACIONAL:
Key highlights by countries


MAPFRE

- **United States:** MAPFRE USA CORP has performed positively in the first half of the year, thanks to: a more favourable rate environment in the State of Massachusetts; a significant increase in the premiums issued by the subsidiaries operating outside of Massachusetts; and a rise in financial revenues arising from larger realisation gains.

- **Turkey:** good premiums development in local currency (+16.3%), which reflects: an improvement in the economic environment in the country that gives rise to larger volumes; and the rate rises. The decrease in results stems from: lower financial returns as a result of the decline in interest rates; negative translation differences (versus gains in 6M09); and the positive impact on the previous year's figures of the amended regulations for the calculation of the IBNR reserves.

- **Portugal:** increase in premiums, mainly due to the consolidation of FINIBANCO VIDA. In addition, results reflect the claims arising from the floods in Madeira in the first quarter.




MAPFRE

MAPFRE GLOBAL RISKS – key figures

Business activity indicators

Written and accepted premiums

	6M 2009	6M 2010
C & S	83.1	63.7
Industrial	369.8	424.8
Total	452.9	488.5

+7.9%

Underwriting result

6M 2009	6M 2010
1.1	-26.4

Financial result

6M 2009	6M 2010
9.9	31.0

+212%

Net result

6M 2009	6M 2010
8.5	5.3

-38,0%

Profitability indicators

Combined ratio

	6M 2009	6M 2010	Change
Loss ratio	81.0%	98.0%	+17.0p.p.
Expense ratio	18.0%	24.0%	+6.0p.p.
Combined ratio	99.0%	122.0%	+23.0p.p.

ROE

6M 2009	6M 2010
n.a.	3.7%

Million Euros

Note: The information for MAPFRE GLOBAL RISKS is presented excluding the business of its subsidiary MAPFRE EMPRESAS, which is an independent company for operational purposes




MAPFRE



MAPFRE GLOBAL RISKS:
Key highlights

Premiums development	▪ Reflects the strong growth of the Property, Third Party Liability and Aviation lines, thanks to the favourable development abroad, which offsets the decrease in the Credit and Surety lines
Loss ratio	▪ The significant increase reflects the occurrence of a series of highly severe losses, among which the earthquake in Chile – which added 22 percentage points to the ratio –, a large loss in Spain and the severe weather in the first quarter of the year should be highlighted
Expense ratio	▪ The increase is mainly due to larger acquisition expenses from the positive development of the international business, which were mostly originated by brokers
Net financial income	▪ Reflects the effect of: – positive translation differences amounting to €6.9 million before taxes (-€2.2 million in 6M09) – pre-tax realisation gains amounting to €18 million (€1.6 million in 6M2009)




MAPFRE

MAPFRE RE – key figures

Business activity indicators


+23.1%
Gross written and accepted premiums
90.5
1,018.5
928.0
Life
Non-life
1,253.9
164.1
1,089.8
6M 2009
6M 2010
-8.8%
Underwriting result
52.5
47.9
6M 2009
6M 2010
+28.4%
Financial result
34.4
44.2
6M 2009
6M 2010
+5.1%
Net result
61.1
64.2
6M 2009
6M 2010

Million Euros

Profitability indicators

Non-life Combined Ratio

	6M 2009	6M 2010	Change
Non-life Combined Ratio	92.0%	94.6%	+2.6 p.p.
Expense ratio	28.1%	25.5%	-2.6 p.p.
Loss ratio	63.9%	69.1%	+5.2 p.p.

■ Loss ratio ■ Expense ratio

ROE

	6M 2009	6M 2010	Change
ROE	14.5%	14.0%	-0.5 p.p.



MAPFRE RE: Key highlights


MAPFRE

Growth in premiums	▪ The growth still reflects: – the Euro's weakness versus other currencies (at constant exchange rates, growth would have amounted to 13.3%) – the good performance of the renewal campaign carried out in the first half of the year due to the winning of new business and quota increases in existing contracts – larger cessions from the Group's international subsidiaries and the growth of the Life Assurance business
Combined ratio	▪ The increase in the loss ratio mainly reflects the appropriation of €111.5 million, net of reinsurance and including reinstatement premiums, as a result of Chile's earthquake, as well as of over €40 million net of other large catastrophic losses ▪ The decrease in the expense ratio is due to the underwriting of contracts with relatively low net commissions and to the contention of internal expenses
Financial result	▪ Reflects the impact of: – negative translation differences amounting to €12.9 million before taxes (€2.0 million in 6M09) – realisation gains of €16 million before taxes (compared to realised losses of €5.8 in 6M09)




MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Financial supplement
- Contacts





Key quarterly consolidated figures



	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	1Q 2010	2Q 2010
Non-life gross written and accepted premiums	2,556.5	2,661.3	2,535.9	3,656.5	2,792.5	2,775.6	2,675.7	3,632.6	3,135.1
Life gross written and accepted premiums	728.5	669.4	1,100.8	845.4	1,018.7	813.0	1,029.4	1,302.7	1,044.1
Total gross written and accepted premiums	3,285.0	3,330.7	3,636.7	4,501.9	3,811.2	3,588.6	3,705.1	4,935.3	4,179.3
Net result	243.1	186.2	185.1	287.0	243.6	212.8	183.4	273.1	227.1
Earnings per share (Euro cents)	8.92	6.83	6.73	10.30	8.45	7.36	6.27	9.30	7.71

Million Euros





Variations in financial debt

	30.6.08	31.12.08	31.3.09	30.6.09	30.9.09	31.12.09	31.3.10	30.6.10	Change since: Dec-09	Change since: Jun-08
Bridge loan -12/2009	1,000.0	1,002.0	1,000.0	450.0	450.0	0.0	0.0	0.0	0.0	-1,000.0
Senior debt MAPFRE S.A. - 7/2011	295.8	286.8	290.5	286.2	281.5	285.3	289.0	293.2	7.9	-2.6
Senior debt COMMERCE - 12/2013	189.6	176.4	172.4	170.4	147.7	142.7	153.1	162.6	19.8	-27.0
Syndicated credit facility - 6/2014	500.0	200.0	500.0	500.0	500.0	500.1	500.1	500.0	-0.1	0.0
Subordinated debt - 7/2017	746.6	713.4	619.7	638.3	602.0	610.7	639.5	650.4	39.7	-96.2
Bilateral loans	---	---	168.0	---	---	116.9	111.8	300.2	183.3	300.2
Operating debt at subsidiaries	685.0	665.9	420.2	607.1	405.4	406.9	390.1	360.6	-46.3	-324.4
TOTAL FINANCIAL & SUBORDINATED DEBT	3,417.0	3,044.5	3,170.8	2,652.0	2,386.5	2,062.6	2,083.6	2,267.0	204.3	-1,150.0
EQUITY/DEBT	1.63x	1.88x	1.99x	2.39x	2.85x	3.44x	3.53x	3.43x		

Million Euros





Reconciliation of earnings per share[1]

Earnings per share	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	1Q 2010	2Q 2010
As reported									
Quarterly EPS	8.96	6.86	6.77	10.35	8.49	7.40	6.30	9.34	—
Adjustment factor	0.9949	0.9949	0.9949	0.9949	0.9949	0.9949	0.9949	0.9949	(*)
New quarterly EPS - reported	**8.92**	**6.83**	**6.73**	**10.30**	**8.45**	**7.36**	**6.27**	**9.30**	**7.71**

Euro cents

FACTOR APPLIED TO FIGURES UNTIL 1Q10	
Theoretical value of share ex-rights: [(2,389 x 31) + (2,008 x 1)] / (31+1)	2.38581
Adjustment factor: (2,386 / 2,398)	0.9949176
Where:	
Share price on last day of subscription period (15 June 2010)	2.398
Issue price	2.008
Number of shares prior to capital increase	31
Number of new shares	1

WEIGHTED NUMBER OF SHARES POST-INCREASE	
(*) No.Shares - adjusted weighted average [(a) + (b)]	2,940,933,379
(a) 1 Jan - 22 Jun inclusive (173/365) x (No. shares before capital increase / adjustment factor)	2,807,799,485
(b) 23 Jun - 30 Jun inclusive (8/365) x (No. Shares after June's increase / adjustment factor)	133,133,894
Where:	
No. shares before capital increases:	2,922,709,779
No. of newly issued shares 23 June:	89,444,572
No. shares after capital increase:	3,012,154,351

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase.



Consolidated income statement



	6M 2010	6M 2009	% 10/09
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	6,767.7	6,449.1	4.9%
Premiums earned, net of ceded and retroceded reinsurance	5,385.2	5,059.1	6.4%
Net claims incurred and variation in other technical provisions	-3,883.3	-3,546.4	9.5%
Operating expenses, net of reinsurance	-1,281.9	-1,208.8	6.0%
Other technical income and expenses	-7.0	-19.8	-64.6%
Technical Result	**213.0**	**284.1**	**-25.0%**
Net fin'l. income and other non-technical income and expenses	441.1	361.6	22.0%
Result of Non-life business	**654.1**	**645.7**	**1.3%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,346.8	1,864.1	25.9%
Premiums earned, net of ceded and retroceded reinsurance	2,187.4	1,722.3	27.0%
Net claims incurred and variation in other technical provisions	-2,133.6	-1,703.3	25.3%
Operating expenses, net of reinsurance	-325.0	-256.3	26.8%
Other technical income and expenses	-0.2	-2.4	-91.7%
Technical Result	**-271.4**	**-239.7**	**13.2%**
Net financial income and other non-technical income and expenses	496.6	395.6	25.5%
Unrealised gains and losses in Unit-Linked products	-20.2	8.8	---
Result of Life business	**205.0**	**164.7**	**24.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	300.4	260.0	15.5%
Operating expenses	-295.9	-258.8	14.3%
Other income and expenses	-65.6	1.4	---
Results from other business activities	**-61.1**	**2.6**	**---**
Result on restatement of financial accounts	-9.5	0.0	---
Result before tax and minority interests	**788.5**	**813.0**	**-3.0%**
Taxes	-220.6	-228.9	-3.6%
Result after tax	**567.8**	**584.1**	**-2.8%**
Result after tax from discontinued operations	-4.2	-0.8	---
Result for the year	**563.7**	**583.3**	**-3.4%**
Result attributable to minority shareholders	-63.5	-52.7	20.5%
Result attributable to the controlling Company	**500.2**	**530.6**	**-5.7%**

	6M 2010	6M 2009
Non-life loss ratio[1]	72.1%	70.1%
Non-life expense ratio[1]	23.9%	24.3%
Non-life combined ratio[1]	**96.0%**	**94.4%**

Million Euros



1) Ratios as a % of net premiums earned

Profit breakdown by units and companies



	Net Result	Minority interests	Contribution to consolidated result 6M 2010 € Million	%	Contribution to consolidated result 6M 2009 € Million	%
INSURANCE ACTIVITIES						
LIFE ASSURANCE OPERATING UNIT[1]	75.3		**75.3**	15.0%	67.7	12.8%
MAPFRE FAMILIAR	241.6		**241.6**	48.3%	250.3	47.2%
MAPFRE EMPRESAS	56.8		**56.8**	11.4%	42.8	8.1%
OTHER BUSINESS ACTIVITIES						
MAPFRE INMUEBLES	-6.9		**-6.9**	-1.4%	-7.0	-1.3%
MAPFRE QUAVITAE	0.1	-0.1	**0.0**	0.0%	-0.2	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			**-21.8**	-4.4%	-11.9	-2.2%
COMPANIES OPERATING MAINLY IN SPAIN			**344.9**	**69.0%**	**341.7**	**64.4%**
MAPFRE AMÉRICA	83.2	-9.3	**73.9**	14.8%	57.2	10.8%
MAPFRE GLOBAL RISKS	5.3		**5.3**	1.1%	8.5	1.6%
MAPFRE RE	64.2	-5.5	**58.7**	11.7%	55.9	10.5%
MAPFRE ASISTENCIA	8.4		**8.4**	1.7%	7.1	1.3%
MAPFRE INTERNACIONAL[2]	52.6	-6.5	**46.1**	9.2%	47.8	9.0%
COMPANIES OPERATING MAINLY ABROAD			**192.4**	**38.5%**	**176.5**	**33.3%**
Other companies and consolidation adjustments			**-37.1**		12.4	2.3%
MAPFRE S.A.			**500.2**	**100.0%**	**530.6**	**100.0%**

Million Euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
2) Includes MAPFRE USA CORP. (USA), MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the business in Portugal



Expense and loss ratios


MAPFRE

COMPANY	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
	6M 2010	6M 2009	6M 2010	6M 2009	6M 2010	6M 2009
MAPFRE S.A. consolidated	23.9%	24.3%	72.1%	70.1%	96.0%	94.4%
Companies operating primarily in Spain						
MAPFRE FAMILIAR	**17.4%**	17.5%	**74.8%**	72.2%	**92.2%**	89.7%
MAPFRE EMPRESAS	**26.3%**	26.7%	**58.8%**	60.4%	**85.1%**	87.1%
TOTAL NON-LIFE SPAIN	**18.5%**	18.6%	**72.8%**	70.8%	**91.3%**	89.4%
LIFE ASSURANCE OP. UNIT(4)	**1.06%**	1.05%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**31.3%**	32.6%	**69.0%**	70.0%	**100.3%**	102.6%
MAPFRE GLOBAL RISKS	**24.0%**	18.0%	**98.0%**	81.0%	**122.0%**	99.0%
MAPFRE INTERNACIONAL	**25.9%**	26.3%	**75.5%**	72.3%	**101.4%**	98.6%
INT'L. DIRECT INSURANCE DIVISION	**29.3%**	30.0%	**72.3%**	71.2%	**101.6%**	101.2%
MAPFRE RE	**25.5%**	28.1%	**69.1%**	63.9%	**94.6%**	92.0%
MAPFRE ASISTENCIA	**25.3%**	26.4%	**67.8%**	65.8%	**93.1%**	92.2%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA



Breakdown of equity by units and companies



	Total equity					
	6M 2010		6M 2009		Var. %	
	Stake		Stake			
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE FAMILIAR	1,323.1	—	1,306.0	—	1.3%	—
LIFE ASSURANCE OP. UNIT	816.2	—	849.3	—	-3.9%	—
MAPFRE EMPRESAS	352.1	—	—	—	—	—
MAPFRE AMÉRICA	1,433.4	179.7	1,090.9	136.7	31.4%	31.5%
MAPFRE GLOBAL RISKS	364.4	—	—	—	—	—
MAPFRE RE	780.3	72.5	730.6	67.9	6.8%	6.8%
MAPFRE ASISTENCIA	139.8	—	128.1	—	9.1%	—
MAPFRE INTERNACIONAL	2,095.7	299.4	1,725.4	246.4	21.5%	21.5%
OTHER COMPANIES	115.7	19.8	131.9	21.0	-12.3%	-5.7%

Million Euros




MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Financial supplement**
- Contacts



Operating Companies and Units
Key figures



MAPFRE FAMILIAR

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**2,347.0**	2,435.4	-3.6%
Net premiums earned	**1,969.7**	2,040.1	-3.5%
Underwriting result	**152.6**	209.3	-27.1%
Net financial income	**172.9**	133.1	29.9%
Other business activities	**4.6**	-2.1	---
Other non-technical results	**-6.2**	0.1	---
Gross result[1]	**323.9**	340.5	-4.9%
Taxes	**-78.7**	-89.7	-12.3%
Minorities	**-0.6**	-0.4	---
Net result	**241.6**	250.3	-3.5%
Investments	**3,487.9**	3,565.0	-2.2%
Technical reserves	**4,004.2**	4,118.2	-2.8%
- of which participation in reinsurance	**59.8**	73.6	-18.8%
Equity	**1,323.1**	1,306.0	1.3%
Non-life loss ratio[2]	**74.8%**	72.2%	
Non-life expense ratio[2]	**17.4%**	17.5%	
Non-life combined ratio[2]	**92.2%**	89.7%	
ROE	**32.1%**	39.7%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE FAMILIAR – by lines

MAPFRE FAMILIAR - Motor

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**1,206.8**	1,197.1	0.8%
Net premiums earned	**1,163.7**	1,200.1	-3.0%
Underwriting result	**93.6**	81.4	15.0%
Non-life loss ratio[1]	**78.8%**	77.6%	
Non-life expense ratio[1]	**13.1%**	15.6%	
Non-life combined ratio[1]	**91.9%**	93.2%	

MAPFRE FAMILIAR - Property

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**442.2**	441.1	0.2%
Net premiums earned	**415.2**	404.3	2.7%
Underwriting result	**41.4**	78.7	-47.4%
Non-life loss ratio[1]	**64.9%**	55.0%	
Non-life expense ratio[1]	**25.2%**	25.5%	
Non-life combined ratio[1]	**90.1%**	80.5%	

MAPFRE FAMILIAR - Health, Accident and Burial

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**697.9**	797.3	-12.5%
Net premiums earned	**390.9**	435.8	-10.3%
Underwriting result	**17.6**	49.1	-64.2%
Non-life loss ratio[1]	**73.6%**	73.2%	
Non-life expense ratio[1]	**21.9%**	15.5%	
Non-life combined ratio[1]	**95.5%**	88.7%	

1) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures

MAPFRE

LIFE ASSURANCE OP. UNIT

	6M 2010	6M 2009	% 10/09
Technical Reserves excluding shadow accounting	**15,567.1**	15,482.6	0.5%
Shadow accounting adjustments	**417.3**	216.3	92.9%
Technical Reserves IFRS	**15,984.3**	15,699.0	1.8%
Mutual Funds and managed portfolios	**2,589.1**	2,351.0	10.1%
Pension Funds	**3,627.9**	3,460.0	4.9%
Funds under management			
IFRS	**22,201.3**	21,510.0	3.2%
Excluding the effect of "shadow accounting"	**21,784.0**	21,293.6	2.3%
Gross written and accepted premiums	**1,610.6**	1,323.8	21.7%
Net premiums earned	**1,535.7**	1,247.3	23.1%
Underwriting and financial result	**111.8**	97.8	14.3%
Other business activities	**27.9**	24.9	12.0%
Other non technical results	**0.0**	0.0	—
Gross result (1)	**139.7**	122.7	13.9%
Taxes	**-41.8**	-36.8	13.6%
Minorities	**-22.6**	-18.2	24.2%
Net result	**75.3**	67.7	11.2%
Investments	**16,704.7**	16,568.0	0.8%
Shareholders' equity	**816.2**	849.3	-3.9%
Expense Ratio(2)	**1.06%**	1.05%	
ROE	**15.9%**	15.2%	

Million Euros

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management. Annualised figures.



Operating Companies and Units
Key figures



MAPFRE EMPRESAS – time series

	3M 2009	6M 2009	9M 2009	12M 2009	3M 2010	6M 2010
Gross written and accepted premiums	245.1	417.9	539.8	666.4	224.0	396.9
Net premiums earned	143.1	272.0	406.2	538.8	140.5	269.6
Underwriting result	26.5	35.2	32.6	34.2	14.3	40.1
Net financial income	14.9	28.8	41.4	56.5	27.6	37.4
Other business activities	-1.5	-2.7	-3.9	-5.7	0.5	-0.7
Other non-technical results	0.3	0.7	0.7	1.4	0.7	4.3
Gross result(1)	40.0	61.9	70.9	86.5	43.1	81.1
Taxes	-12.1	-19.0	-21.3	-27.2	-12.9	-24.3
Minorities	0.0	0.0	0.0	0.0	0.0	0.0
Net result	27.9	42.8	49.6	59.3	30.1	56.8
Investments	—	—	—	1,196.3	1,224.2	1,148.8
Technical reserves	—	—	—	1,337.6	1,368.9	1,349.7
- of which participation in reinsurance	—	—	—	437.8	431.3	419.4
Shareholders' equity	—	—	—	324.5	354.6	352.1
Non-life loss ratio(2)	57.0%	60.4%	64.6%	66.6%	63.8%	58.8%
Non-life expense ratio(2)	24.5%	26.7%	27.3%	27.1%	26.0%	26.3%
Non-life combined ratio(2)	81.5%	87.1%	91.9%	93.7%	89.8%	85.1%
ROE	—	—	—	—	18.1%	21.7%

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures


MAPFRE

MAPFRE AMÉRICA

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**2,449.5**	2,028.3	20.8%
Net premiums earned	**1,886.3**	1,546.9	21.9%
Underwriting and financial result	**155.4**	107.0	45.2%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-1.7**	2.0	-185.0%
Gross result [1]	**153.7**	109.0	41.0%
Taxes	**-52.6**	-32.5	61.8%
Minorities	**-17.9**	-12.1	47.9%
Net result	**83.2**	64.4	29.2%
Investments	**4,006.6**	2,863.7	39.9%
Technical reserves	**5,173.9**	3,260.6	58.7%
- of which participation in reinsurance	**1,540.4**	618.7	149.0%
Shareholders' equity	**1,613.1**	1,227.6	31.4%
Non-life loss ratio[2]	**69.0%**	70.0%	
Non-life expense ratio[2]	**31.3%**	32.6%	
Non-life combined ratio[2]	**100.3%**	102.6%	
ROE	**9.3%**	10.5%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE AMÉRICA – by lines

MAPFRE AMERICA - *Non Life*

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**1,911.8**	1,575.0	21.4%
Net premiums earned	**1,372.3**	1,171.3	17.2%
Underwriting result	**-4.6**	-30.4	-84.9%
Non-life loss ratio[1]	**69.0%**	70.0%	
Non-life expense ratio[1]	**31.3%**	32.6%	
Non-life combined ratio[1]	**100.3%**	102.6%	

MAPFRE AMERICA - Life

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**537.7**	453.3	18.6%
Net premiums earned	**514.0**	375.6	36.8%
Underwriting and financial result	**80.0**	53.3	50.1%

1) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures


MAPFRE

MAPFRE INTERNACIONAL(1)

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**960.1**	881.7	8.9%
Net premiums earned	**813.0**	752.3	8.1%
Underwriting result	**-11.4**	6.5	—
Net financial income	**83.1**	73.0	13.8%
Other business activities	**-4.8**	-1.9	152.6%
Other non-technical results	**-1.2**	2.5	-146.3%
Gross result(2)	**65.7**	80.1	-18.0%
Taxes	**-10.7**	-21.7	-50.6%
Minorities	**-2.4**	-3.8	-36.3%
Net result	**52.6**	54.6	-3.7%
Investments	**2,680.2**	2,180.0	22.9%
Technical reserves	**2,081.4**	1,888.3	10.2%
- of which participation in reinsurance	**198.1**	204.0	-2.9%
Shareholders' equity	**2,395.1**	1,971.8	21.5%
Non-life loss ratio(3)	**75.5%**	72.3%	
Non-life expense ratio(3)	**25.9%**	26.3%	
Non-life combined ratio(3)	**101.4%**	98.6%	
ROE	**5.2%**	4.7%	

1) As at 31.12.2009, the Life Assurance branch in Portugal was included in MAPFRE SEGUROS GERAIS and a new company (MAPFRE PORTUGAL SEGUROS DE VIDA) was created, which took over the branch's business
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE USA CORP(1)

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**722.9**	663.4	9.0%
Net premiums earned	**641.9**	607.6	5.6%
Underwriting result	**-10.3**	12.2	—
Net financial income	**75.8**	43.7	73.3%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-0.4**	2.2	-116.8%
Gross result(2)	**65.1**	58.1	12.1%
Taxes	**-10.8**	-18.0	-39.7%
Minorities	**-0.4**	-0.4	-4.5%
Net result	**53.9**	39.6	36.1%
Investments	**2,037.0**	1,450.8	40.4%
Technical reserves	**1,451.6**	1,234.1	17.6%
- of which participation in reinsurance	**95.3**	100.8	-5.5%
Shareholders' equity	**1,154.6**	860.6	34.2%
Non-life loss ratio(3)	**75.6%**	72.2%	
Non-life expense ratio(3)	**26.0%**	25.8%	
Non-life combined ratio(3)	**101.6%**	98.0%	
ROE	**6.7%**	3.4%	

1) 2009 figures are exclusively for THE COMMERCE GROUP 2010 figures include MAPFRE USA (Florida)
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures



MAPFRE RE

	6M 2010	6M 2009	% 10/09
Gross written and accepted premiums	**1,253.9**	1,018.5	23.1%
- of which Life premiums	**164.1**	90.5	81.3%
Net premiums earned	**810.8**	662.5	22.4%
Underwriting result	**47.9**	52.5	-8.8%
Net financial income	**44.2**	34.4	28.4%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-1.6**	-1.8	11.1%
Gross result [(1)]	**90.5**	85.1	6.3%
Taxes	**-26.3**	-24.0	-9.6%
Minorities	**0.0**	0.0	---
Net result	**64.2**	61.1	5.1%
Investments	**2,519.6**	2,096.9	20.2%
Technical reserves	**2,844.7**	2,173.9	30.9%
- of which participation in reinsurance	**982.7**	642.1	53.0%
Shareholders' equity	**852.7**	798.5	6.8%
Non-life loss ratio[(2)]	**69.1%**	63.9%	
Non-life expense ratio[(2)]	**25.5%**	28.1%	
Non-life combined ratio[(2)]	**94.6%**	92.0%	
ROE	**14.0%**	14.5%	

Million Euros

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned



Operating Companies and Units
Key figures


MAPFRE

MAPFRE GLOBAL RISKS – time series

	3M 2009	6M 2009	9M 2009	12M 2009	3M 2010	6M 2010
Gross written and accepted premiums	229.8	452.9	688.9	838.4	251.3	488.5
Net premiums earned	46.9	104.1	145.7	185.8	54.1	120.0
Underwriting result	1.9	1.1	1.7	3.5	-22.5	-26.4
Net financial income	6.0	9.9	14.6	20.0	17.7	31.0
Other business activities	-0.1	-0.1	-0.2	-0.5	-0.2	-0.2
Other non-technical results	0.7	1.3	2.7	2.0	1.8	2.6
Gross result(1)	8.5	12.2	18.8	25.1	-3.2	7.1
Taxes	-2.6	-3.7	-5.6	-7.6	1.0	-1.8
Minorities	0.0	-0.1	-0.1	-0.1	0.0	0.0
Net result	5.9	8.5	13.0	17.3	-2.2	5.3
Investments	—	—	—	634.1	608.3	617.4
Technical reserves	—	—	—	1,623.7	1,899.1	2,126.4
- of which participation in reinsurance	—	—	—	1,295.0	1,512.1	1,724.5
Shareholders' equity	—	—	—	390.4	380.8	364.4
Non-life loss ratio(2)	84.5%	81.0%	76.9%	74.8%	124.1%	98.0%
Non-life expense ratio(2)	11.5%	18.0%	21.9%	23.3%	17.6%	24.0%
Non-life combined ratio(2)	96.0%	99.0%	98.8%	98.1%	141.7%	122.0%
ROE	—	—	—	—	2.4%	3.7%

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures



BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE (Affiliate company)

	6M 2010	6M 2009	% 10/09
Net interest income	**63.2**	77.9	-18.9%
Operating revenues	**63.3**	80.2	-21.1%
Operating profits	**34.5**	51.1	-32.5%
Provisions	**-92.3**	-78.4	17.7%
Gross result[1]	**-60.1**	-30.6	96.4%
Taxes	**17.9**	9.1	96.7%
Minorities	**-2.4**	-2.8	-14.3%
Net result	**-44.6**	-24.3	83.5%
Lending portfolio (net)	**5,464.2**	6,264.0	-12.8%
Shareholders' equity	**421.1**	428.7	-1.8%
Cost/income ratio[2]	**42.0%**	34.1%	
NPL ratio	**5.8%**	7.7%	
Coverage ratio	**55.2%**	42.3%	
BIS ratio	**9.7%**	9.1%	

1) Before taxes and minority interests
2) *Operating expenses/Operating revenues*

MAPFRE INMUEBLES

	6M 2010	6M 2009	% 10/09
Operating revenues	**7.3**	10.7	---
EBIT	**-1.1**	-2.5	56.0%
Net financial income	**-8.7**	-10.5	17.1%
Gross result[1]	**-9.8**	-10.0	2.0%
Taxes	**2.9**	3.0	-3.3%
Minorities	**0.0**	0.0	---
Net result	**-6.9**	-7.0	1.4%
Stock	**652.0**	666.5	-2.2%
Debt	**609.2**	576.9	5.6%
Shareholders' equity	**89.8**	104.5	-14.1%
Real estate units under construction	**22**	334	-93.4%
Real estate units finished, pending sale	**221**	120	84.2%
Land (buildable floor space, thousand m^2)	**541.0**	527.0	2.7%
Floor space - under construction (thousand m^2)	**4.0**	37.0	-89.2%

1) Before taxes and minority interests

Million Euros



Operating Companies and Units
Key figures



MAPFRE ASISTENCIA

	6M 2010	6M 2009	% 10/09
Operating income	**284.6**	255.8	11.3%
- Gross written and accepted premiums	**213.2**	189.4	12.6%
- Other income	**71.5**	66.4	7.7%
Net premiums earned	**167.6**	153.8	9.0%
Underwriting result	**11.6**	12.0	-3.3%
Net financial income	**2.8**	1.1	154.5%
Other business activities	**-1.6**	-2.2	-27.3%
Other non-technical results	**0.0**	0.0	---
Gross result [1]	**12.8**	10.9	17.4%
Taxes	**-3.9**	-3.0	30.0%
Minorities	**-0.5**	-0.6	-16.7%
Net result	**8.4**	7.1	18.3%
Investments	**33.1**	36.0	-8.1%
Technical reserves	**224.2**	200.1	12.0%
- of which participation in reinsurance	**0.0**	0.0	---
Shareholders' equity	**139.8**	128.1	9.1%
Non-life loss ratio[2]	**67.8%**	65.8%	
Non-life expense ratio[2]	**25.3%**	26.4%	
Non-life combined ratio[2]	**93.1%**	92.2%	
ROE	**12.8%**	8.5%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE QUAVITAE [1]

	6M 2010	6M 2009	% 10/09
Operating revenues	**74.7**	67.6	10.5%
EBIT	**1.2**	1.2	0.0%
Total financial income	**-0.4**	-1.1	63.6%
Gross result[2]	**0.8**	0.1	---
Taxes	**0.0**	0.0	---
Minorities	**0.5**	0.3	---
Net result	**0.1**	-0.4	---
Financial debt	**30.3**	37.3	-18.8%
Shareholders' equity	**45.7**	48.4	-5.6%
Residential centres	**21**	20	5.0%
Residential places	**3,388**	3,273	3.5%
Day-centres	**36**	32	12.5%
Day-centres places	**1,541**	1,389	10.9%
Teleassistance users	**21,561**	22,656	-4.8%
Home assistance users	**17,039**	15,648	8.9%

1) MAPFRE QUAVITAE is managed by the Assistance Operating Unit, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros




MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- **Contacts**





Investor Relations Department


MAPFRE

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Natalia Núñez Arana	Investor Relations	+34-91-581-8664
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Álvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28222 Majadahonda
relacionesconinversores@mapfre.com




MAPFRE

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.



First quarter results 2010
Presentation for investors and analysts



MAPFRE
MAPFRE

30th April 2010



MAPFRE

Nº 2010 - 09


MAPFRE




MAPFRE

Quarterly summary

Business growth, enhanced by the pick up of sales in Spain, and strong impact of severe weather and catastrophes

Revenues	5,892.4	+8.9%
Premiums	4,935.3	+9.6%
Managed savings	24,889.2	+9.8%
Non-life combined ratio	97.5%	+3.3p.p.
Excluding Chile´s earthquake	*92.9%*	*-1.3p.p.*

Million Euros

This translated into ...

A net result of €273.1 million (-4.8%) → **EPS of €9.34 cents (-9.7%[1])**

1) Growth compared to EPS in 3M 2009, adjusted for the capital increases undertaken in 2009



Highlights of the results





- Sustained development of the international and reinsurance businesses
- Increase in business volumes in Spain, vs. a contraction for the market as a whole (source: ICEA), thanks to strong growth in Life Assurance and the recovery in sales in Motor and Home insurance



- The loss experience has been significantly affected by the costs arising from the earthquake in Chile and the severe weather conditions in Spain and the USA



- Excluding this, the combined ratio would have decreased, mainly thanks to the excellent performance of the non-catastrophic reinsurance business and a better technical result at MAPFRE AMÉRICA



- Significant growth in net financial revenues, as a result of the gains from the sale of real estate and lower interest payments



- Equity amounted to €7,356.1 million: €262.3 million (+3.7%) since 31.12.2009 and €1,540.8 million (+26.5%) since 31.3.2009
- The equity/debt ratio strengthened, reaching 3.53x (3.44x as at 31.12.2009 and 1.83x as at 31.3.2009)



MAPFRE obtained an excellent result, even after absorbing the largest loss in its history


MAPFRE

Attributable result

Legend: Recurrent; Extraordinary items & realised gains; Chile's earthquake & realised gains

CAGR: -2.3%

CAGR: +5.0%

	3M 2008	3M 2009	3M 2010
Total	286.3	287.0	273.1
Extraordinary items & realised gains / Chile's earthquake & realised gains	71.9	59.8	36.5
Recurrent	214.4	227.2	236.6

Million Euros

Earnings per share(1)

Legend: Recurrent; Extraordinary items & realised gains; Chile's earthquake & realised gains

CAGR: -5.9%

CAGR: +1.2%

	3M 2008 (adjusted for capital increases)	3M 2009 (reported)	3M 2009 (adjusted for capital increases)	3M 2010
Total	10.55	10.46	10.35	9.34
Extraordinary items & realised gains / Chile's earthquake & realised gains	2.65	2.18	2.16	1.24
Recurrent	7.90	8.28	8.19	8.10

Euro cents

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase.



The limited impact of Chile's earthquake highlights the prudent risk management of the Group


MAPFRE

Effect on the attributable result

Risks covered	58.9
Reinstatement	28.3
Minorities	(6.4)
TOTAL	80.8

Breakdown by Unit

MAPFRE AMÉRICA	4.1
MAPFRE GLOBAL RISKS	12.6
MAPFRE RE	64.1
TOTAL	80.8

Only accounts for 1.3% of the consolidated shareholders' equity

Million Euros

The underlying result shows a very satisfactory growth


MAPFRE

	3M 2009	3M 2010	
Result from insurance operations	273.6	304.1	11.1%
Impact of Chile's earthquake	---	80.8	---
Realised gains	-22.1	-117.3	---
Adjusted result from insurance operations	251.5	267.6	+6.4%
Result from non insurance operations	-8.6	-15.6	---
Other companies and consolidation adjustments	22.0	-15.4	---
Partial buyback of subordinated debt	-37.7	---	---
Adjusted - other companies and consolidation adjustments	-15.7	-15.4	-1.7%
ADJUSTED ATTRIBUTABLE RESULT	**227.2**	**236.6**	**+4.1%**
REPORTED ATTRIBUTABLE RESULT	**287.0**	**273.1**	**-4.8%**

Million Euros



MAPFRE is responding to the difficult market environment with a series of strategic initiatives


MAPFRE

Spain	▪ Increasing its presence in all channels ▪ Reinforcing cross-selling initiatives successfully ▪ Adapting the offer to the economic context through the launch of modular products
Latin America	▪ Reinforcing the role of the agents' network and of non-traditional channels ▪ Promoting the Motor, Home, Commercial and micro-insurance segments
International	▪ USA: developing growth plans at MAPFRE USA CORP[1] ▪ Turkey: launching new products and developing the regional expansion plan ▪ Expanding the presence and the customer base of MAPFRE GLOBAL RISKS

1) Previously THE COMMERCE GROUP







Key figures

	3M 2010	3M 2009	% 10/09
Results			
Gross written and accepted premiums	**4,935.3**	4,501.9	9.6%
- Non-life	**3,632.6**	3,656.5	-0.7%
- Life	**1,302.7**	845.4	54.1%
Net result, group share	**273.1**	287.0	-4.9%
Earnings per share (Euro cents)	**9.34**	10.46	-10.7%
Adjusted earnings per share (Euro cents)	**9.34**	10.35	-9.7%
Balance sheet			
Total assets	**45,866.0**	43,029.7	6.6%
Managed savings[1]	**24,889.2**	22,662.0	9.8%
Shareholders' equity	**6,365.8**	4,966.3	28.2%
Financial debt	**2,083.6**	3,170.8	-34.3%
Ratios			
Non-life loss ratio[2]	**73.9%**	70.5%	
Non-life expense ratio[2]	**23.6%**	23.7%	
Non-life combined ratio[2]	**97.5%**	94.2%	
Life assurance expense ratio[3]	**1.09%**	0.97%	
ROE[4]	**16.1%**	20.1%	
Employees	**36,004**	**34,483**	**4.4%**

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA.
4) In this document the quarterly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the period

Note: The number of shares as at 31.3.10 was 2,922,709,779.




MAPFRE

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Financial supplement
- Contacts



Breakdown of premiums and results by line of business and geographical areas


MAPFRE

Premiums[1]


Spain 50.6%
Abroad 49.4%
Reinsurance
11.8%
Non-Life
(Spain)
32.5%
Life
(Abroad)
5.3%
Life (Spain)
18.1%
Non-Life (Abroad)
32.3%

Contribution to consolidated results (%)

Segment	%	
Non Life Spain	70.1	Non Life 83.5
Non Life Abroad	13.4	
Life Spain	14.4	Life 20.8
Life Abroad	6.4	
Reinsurance	7.0	
Other / Consolidation adjustments	-11.3	

1) Aggregate premiums

NOTE: as of 2010 MAPFRE GLOBAL RISKS's figures are included in the Non-Life business abroad. Using the same scope, in 3M09 the contribution of this business amounted to 49.6% of premiums



Business growth in Spain and abroad


MAPFRE

Interannual change in premiums € million		Premiums € Mn.	% Var.
LIFE ASSURANCE OP. UNIT	358.7	942.4	+61.5%
MAPFRE AMÉRICA	140.9	1,144.4	+14.0%
MAPFRE RE	95.5	615.2	+18.4%
MAPFRE GLOBAL RISKS	21.5	251.3	+9.4%
MAPFRE ASISTENCIA[1]	11.0	142.3	+8.4%
MAPFRE INTERNACIONAL	-19.5	457.2	-4.1%
MAPFRE EMPRESAS	-21.1	224.0	-8.6%
MAPFRE FAMILIAR[2]	-101.5	1,474.9	-6.4%

1) Revenues from premiums and services
2) 2010 premiums reflect the deliberate cancellation of policies with the civil servants' mutual purchasing associations MUFACE and ISFAS, which in 3M 2009 amounted to €126.9 million. Adjusting for this, premiums grew €25.4 million (1.8%).



Breakdown of premiums by distribution channel in Spain


MAPFRE

Agents and other channels[1]

	LIFE	NON-LIFE	TOTAL
Premiums	349.8	1,629.1	1,978.9
Y-o-y change	+4.0%	-6.8%	-5.0%
Excluding non-renewed business	+4.0%	-0.1%	+0.6%

Bank channel[1]

	LIFE	NON-LIFE	TOTAL
Premiums	592.6	69.8	662.4
Y-o-y change	+139.7%	-5.7%	+106.2%

1) Gross written and accepted premiums

Million Euros



Combined ratios at favourable levels excluding the impact of Chile's earthquake and severe weather-related losses


MAPFRE

Interannual change in Non-life underwriting result € million			Non-life combined ratio (%) 3M 10[1]	3M 10	3M 09
0.8	6.3[2]	MAPFRE AMÉRICA	100.3	101.2	101.4
-0.1		MAPFRE ASISTENCIA	94.1	94.1	93.7
-12.2		MAPFRE EMPRESAS	89.8	89.8	81.5
-16.0		MAPFRE INTERNACIONAL	102.0	103.8	99.5
-18.3		MAPFRE FAMILIAR	88.8	91.1	89.5
-19.5	95.1[2]	MAPFRE RE	73.1	101.4	94.9
-24.4	-5.9[2]	MAPFRE GLOBAL RISKS	84.7	141.7	96.0

1) Combined ratio excluding Chile's earthquake and severe weather-related losses
2) Underwriting result excluding Chile's earthquake



Development of Non-life insurance results


MAPFRE

Non-life Account

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	3,632.6	3,656.5	-0.7%
Underwriting result	65.2	148.2	-56.0%
Net financial and other non-technical income	272.1	185.6	46.6%
Result of Non-life business	**337.3**	**333.8**	**1.0%**
Loss ratio[1]	73.9%	70.5%	
Expense ratio[1]	23.6%	23.7%	
Combined ratio[1]	**97.5%**	**94.2%**	

Million Euros

1) Ratios as a % of net premiums earned
2) Before taxes and minority interests

Key points

- Premiums growth reflects:
  - the growth in the international segment, especially at MAPFRE AMÉRICA and MAPFRE RE
  - in Spain, the contraction in the Commercial Insurance line due to the economic crisis and in Health insurance as a result of the non-renewal of recurrently loss-making contracts with some civil servants' mutual purchasing associations, partly offset by the recovery in the retail business
- The increase in the combined ratio mainly reflects the impact of Chile's earthquake and the severe weather conditions in Spain, the USA and Portugal. Excluding this, the combined ratio would have been 91.3%
- Realisation gains, net of write-downs, of €157.9 million[2] (€26.6 million in 3M 2009)





Development of Life Assurance results

Life Account

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	1,302.7	845.4	54.1%
Underwriting and financial result	123.2	89.9	37.0%
Unrealised gains from unit-linked investments[1]	-6.5	-5.8	---
Result of Life business	116.7	84.1	38.8%

Million Euros

1) This has a neutral impact on results, since it is compensated by a variation of equal amount and opposing sign in technical reserves

Key points

- The significant premiums growth mainly reflects the winning of Life-Savings business in Spain, especially through the bancassurance channel, and the sustained development of Life Assurance in Brazil
- The improvement in the underwriting and financial result is due to the strong growth of the underwriting result in Brazil, the larger volume of funds under management in Spain and the recovery in the value of investments, which affected the result in the first quarter of 2009 negatively



Development of results from Other Business Activities


MAPFRE

Other Business Activities[1]

	3M 2010	3M 2009	% 10/09
Operating revenues	152.9	117.4	30.2%
Operating expenses	-151.2	-116.1	30.2%
Net financial income	-23.5	26.1	---
Results from minority interests	-12.2	-4.6	165.2%
Other net revenues	1.1	-1.8	---
Results from Other Business Activities	-32.9	21.0	---

Million Euros

Key points

- Larger operating income and expenses thanks to the growth at MAPFRE QUAVITAE, MAPFRE INVERSIÓN and the non-insurance subsidiaries of MAPFRE FAMILIAR
- Gains of €53.8 million[2] in the first quarter of 2009 arising from the buyback of subordinated debt
- Negative results from minority interests due to the loss of €12.2 million at BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

1) "Other Business Activities" include the Group's non-insurance activities undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.
2) Before taxes and minority interests




MAPFRE



Net results

Interannual change in net results € million		Net results € Mn.	% Var.
MAPFRE FAMILIAR	30.1	161.2	+23.0%
MAPFRE AMÉRICA	7.7	36.6	+26.6%
LIFE ASSURANCE OP. UNIT	3.9	39.3	+11.0%
MAPFRE INTERNACIONAL	2.7	23.4	+13.4%
MAPFRE EMPRESAS	2.2	30.1	+7.9%
MAPFRE ASISTENCIA	0.6	3.5	+20.7%
MAPFRE RE	-8.0	21.0	-27.6%
MAPFRE GLOBAL RISKS	-8.1	-2.2	-137.4%




MAPFRE

Results

	3M 2010	3M 2009	% 10/09
Result before tax and minority interests	**421.1**	**438.9**	**-4.1%**
Taxes	-116.4	-125.4	-7.2%
Result after tax	**304.7**	**313.5**	**-2.8%**
Result after tax from discontinued operations	-0.2	-0.6	-66.7%
Result for the year	**304.5**	**312.9**	**-2.7%**
Result attributable to minority shareholders	-31.4	-25.9	21.2%
Result attributable to the controlling Company	273.1	287.0	-4.8%

Million Euros

Key highlights

- An underlying growth of 4.1%, excluding the effects of Chile's earthquake, extraordinary results and realisation gains
- Increase in the result attributable to minority shareholders due to a higher contribution from bancassurance JVs and the international businesses





Strengthened financial position

Balance Sheet

	31.3.10	31.12.09	31.3.09
Goodwill	1,706.4	1,643.9	1,648.9
Fixed assets	435.1	480.6	373.7
Cash & equivalents	1,196.5	861.1	1,894.6
Investments & real estate(1)	31,849.3	30,844.1	29,182.9
Participation of reinsurance in technical reserves	3,056.0	2,484.1	2,682.2
Other assets	7,622.7	6,792.0	7,247.4
TOTAL ASSETS	45,866.0	43,105.8	43,029.7
Shareholders' Equity	6,365.8	6,165.7	4,966.3
Minority interests	990.3	928.1	849.0
Financial & subordinated debt	2,083.6	2,062.6	3,170.8
Technical reserves	31,697.9	29,767.1	29,678.2
- Life assurance reserves(2)	17,792.1	17,253.5	16,723.4
- Other technical reserves	13,905.8	12,513.6	12,954.8
Reserves for risks and expenses	539.4	405.0	347.9
Other liabilities	4,189.0	3,777.3	4,017.5
TOTAL LIABILITIES	45,866.0	43,105.8	43,029.7

Million Euros

Key points

- Debt reduction compared to 31.3.2009, mainly due to the total amortisation of the bridge loan arranged for the acquisition of COMMERCE
- Growth of Life Assurance reserves due to the winning of Life-Savings insurance business in Spain
- Appreciation of the US Dollar and almost all Latin American currencies
- Consolidation of FINIBANCO VIDA and the insurance operations of GRUPO MUNDIAL

1) Investments in securities issued by the Republic of Greece amount to €540.5 million (1.7% of "Investments & real estate"), of which €195 million correspond to matched Life portfolios
2) Includes unit-linked reserves



MAPFRE's equity has increased by €262 million in the first quarter of 2010


MAPFRE

Statement of changes in equity

	3M 2010	3M 2009
BALANCE AS AT PRIOR YEAR END	7,093.8	5,716.4
Additions and deductions accounted for directly in equity		
Investments available for sale	188.9	-74.9
Translation adjustments	134.5	125.9
Shadow accounting	-148.2	0.0
TOTAL	175.2	51.0
Result for the period	304.5	312.9
Distribution of previous year's result	-236.5	-219.6
Interim dividend for the year	0.0	0.0
Other items	19.1	-45.4
BALANCE AS AT PERIOD END	7,356.1	5,815.3

Million Euros

Key points

- Equity shows a rise of €262.3 million since 31.12.2009, which reflects:
  - the result of the quarter
  - the recovery in the value of investments, which in the same period of previous year was significantly affected by the market volatility
  - the dividend approved at the Annual General Meeting





- Key highlights
- Consolidated financial information
- **Business development**
- Appendix
- Financial supplement
- Contacts




MAPFRE

MAPFRE FAMILIAR – key figures

Business activity indicators

	3M 2009	3M 2010	Change
Gross written and accepted premiums	1,576.4	1,474.9	-6.4%(1)
Underwriting result	107.0	88.7	-17.1%
Net financial income	74.0	131.2	+77.3%
Net result	131.1	161.2	+23.0%

Million Euros

Profitability indicators

Combined Ratio	3M 2009	3M 2010	Change
Expense ratio	18.4%	16.5%	-1.9p.p.
Loss ratio	71.1%	74.6%	+3.5p.p.
Combined Ratio	89.5%	91.1%	+1.6p.p.

■ Loss ratio ■ Expense ratio

	3M 2009	3M 2010	Change
ROE	38.0%	32.9%	-5.1p.p.

1) +1,8% excluding the business from the civil servants' mutual purchasing associations MUFACE and ISFAS, which was deliberately not renewed in 2010




MAPFRE

MAPFRE FAMILIAR - information by business line

Premiums evolution

	3M 2009	3M 2010	Change
Motor	581.6	582.8	+0.2%
Property	224.6	223.2	-0.6%(1)
Health, Accident & Burial	770.2	668.9	-13.2%(2)

Million Euros

Combined ratio

	3M 2009	3M 2010	Change
Motor – Combined ratio	93.0%	92.6%	-0.4p.p.
Motor – Expense ratio	15.8%	13.1%	
Motor – Loss ratio	77.2%	79.5%	
Property – Combined ratio	79.9%	88.3%	+8.4p.p.
Property – Expense ratio	25.1%	24.6%	
Property – Loss ratio	54.8%	63.7%	
Health, Accident & Burial – Combined ratio	90.3%	90.1%	-0.2p.p.
Health, Accident & Burial – Expense ratio	18.2%	17.1%	
Health, Accident & Burial – Loss ratio	72.1%	73.0%	

■ Loss ratio ■ Expense ratio

1) As from 2010 the Travel Assistance business hs been included in the Health, Accident and Burial segment. Excluding this, the Property insurance line would have grown by 1.5%
2) +4,0% excluding the business from the civil servants' mutual purchasing associations MUFACE and ISFAS, which was deliberately not renewed in 2010



MAPFRE FAMILIAR:
Key highlights


MAPFRE

Premiums evolution	▪ The 6.4% decrease in premiums at MAPFRE FAMILIAR reflects the deliberate non-renewal of the recurrently loss-making group health policies with some civil servants' mutual purchasing associations. Excluding this, growth stood at 1.8%, reflecting: – a 0.2% increase in Motor insurance, compared with a 1.7% contraction for the sector as a whole. At the end of the period, MAPFRE insured 5,823,403 vehicles in Spain (5,799,641 as at 31.12.2009), equivalent to a net increase of 23,762 units in the quarter – the good performance of Home insurance (+4.5%) – a 4% rise in Health, Accident and Burial, thanks to the 6.4% growth in the Health line (excluding the aforementioned non-renewal of business from civil servants' mutual purchasing associations)
Variation in combined ratio	▪ The increase mainly arises from the Property segment, and especially the Home insurance line, which was affected by the occurrence of unusually severe weather. Excluding this, the combined ratio would be 88.8% (78.2% in the Property line) ▪ This negative effect was offset at a large extent by the significant improvement in the expense ratio
Net financial income	▪ Includes realisation gains from investments, mainly from the sale of real estate, of €102.6 million before taxes (€28.9 million in 3M09)




MAPFRE

MAPFRE EMPRESAS – key figures

Business activity indicators


-8.6%
Gross written and accepted premiums
245.1
224.0
3M 2009
3M 2010
-45.9%
Underwriting result
26.5
14.3
3M 2009
3M 2010
+84.8%
Net financial income
14.9
27.6
3M 2009
3M 2010
+7.9%
Net result
27.9
30.1
3M 2009
3M 2010

Profitability indicators


Combined Ratio
+8.3p.p.
81.5%
89.8%
+1.5p.p.
24.5%
26.0%
+6.8p.p.
57.0%
63.8%
3M 2009
3M 2010
Loss ratio
Expense ratio
ROE
18.1%
n.a.
3M 2009
3M 2010

Million Euros



Note: For operational purposes, MAPFRE EMPRESAS is an independent company. Therefore, it is presented separately from its parent company, MAPFRE GLOBAL RISKS.

MAPFRE EMPRESAS:
Key highlights


MAPFRE

Growth in premiums	▪ The contraction reflects a lower demand due to the economic slowdown in almost all insurance lines, except for the combined agricultural insurance (+2.6%)
Loss ratio	▪ The worsening is due to the decrease in net premiums earned, as well as to the increase in the loss experience in the third party liability and transport insurance lines. In addition, the loss experience in 3M2009 was exceptionally low, thus affecting the comparison. However, the ratio remains low in absolute terms.
Expense ratio	▪ The increase is due to lower net premiums earned
Net financial income	▪ Includes pre-tax capital gains amounting to €16.4 million (€2.5 million in 3M2009)



Non-life business in Spain: Key operating figures


MAPFRE

	Revenues	% Var.	Net result	% Var.	Expense ratio[1] 3M 2010	Expense ratio[1] 3M 2009	Combined ratio[1] 3M 2010	Combined ratio[1] 3M 2009
MAPFRE FAMILIAR	**1,726.1**	-1.0%	**161.2**	23.0%	**16.5%**	18.4%	**91.1%**	89.5%
MAPFRE EMPRESAS	**268.0**	-5.0%	**30.1**	7.9%	**26.0%**	24.5%	**89.8%**	81.5%

Million Euros



The combined ratio was affected by the claims caused by severe weather. Excluding this, it would be 89%.

1) Ratios as a % of net premiums earned
2) MAPFRE GLOBAL RISKS' figures are presented as part of the business activities abroad




MAPFRE

Life Assurance Operating Unit – key figures

Business activity indicators


Gross written and accepted premiums
+61.5%
583.7
942.4
3M 2009
3M 2010
Underwriting and financial result
+15.7%
50.4
58.3
3M 2009
3M 2010
Gross result
+15.1%
63.0
72.5
3M 2009
3M 2010
Net result
+11.0%
35.4
39.3
3M 2009
3M 2010

Million Euros

Profitability indicators


Expense ratio(1)
+0.12 p.p.
0.97%
1.09%
3M 2009
3M 2010


ROE
+2.4 p.p.
12.2%
14.6%
3M 2009
3M 2010

1) Net operating expenses / average third party funds under management



Life Assurance Operating Unit: Key highlights


MAPFRE

Development of results

- The notable increase in issuance is a result of the successful campaigns carried out through the bancassurance channel, in which the contribution of CAJA MADRID must be noted
- The contribution of the bancassurance channel was also significant in the Life-Protection segment
- The development of the Unit's results reflects:
  - larger net operating revenues at MAPFRE INVERSIÓN
  - lower acquisition expenses compared to written premiums
  - the increase in the result attributable to minority interests

Development of funds under management

- The development of the Unit's funds under management reflects:
  - the aforementioned winning of retail Life-Savings products
  - the positive impact of the recovery in the market values of assets managed in mutual and pension funds, which in the first quarter of the previous year were negatively affected by the market volatility



Life Assurance Operating Unit: Breakdown of premiums(1)


MAPFRE

	3M 2010	3M 2009	% 10/09
Regular Premiums	123.9	118.3	4.8%
- Agents and other channels	79.1	82.9	-4.6%
- Bank channel - CAJA MADRID	20.0	7.9	153.5%
- Bank channel - Other(2)	24.8	27.5	-9.9%
Single Premiums	685.7	335.6	104.3%
- Agents and other channels	198.2	177.2	11.9%
- Bank channel - CAJA MADRID	317.4	65.9	381.6%
- Bank channel - Other(2)	170.1	92.5	83.9%
Life premiums - Savings	809.6	453.9	78.4%
Life Premiums - Protection	132.8	129.8	2.3%
- Agents and other channels	72.4	76.4	-5.2%
- Bank channel - CAJA MADRID	36.6	33.7	8.5%
- Bank channel - Other(2)	23.8	19.7	20.9%
TOTAL PREMIUMS	942.4	583.7	61.5%
Agents and other channels	349.8	336.5	4.0%
Bank channel	592.6	247.2	139.7%


Million Euros


By type of premium
Life - Protection
14.1%
Life - Savings
85.9%


By distribution channel
Other bank channels
23.2%
CAJA MADRID bank channel
39.7%
Agents channel and other
37.1%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNION DUERO VIDA





Life Assurance Operating Unit: Breakdown of funds under management(1)

	3M 2010	3M 2009	% 10/09
Regular premiums insurance	4,389.5	4,261.9	3.0%
- Agents channel and others	3,646.6	3,572.6	2.1%
- Bank channel - CAJA MADRID	293.7	286.1	2.7%
- Bank channel - Other(2)	449.2	403.2	11.4%
Single premiums insurance	11,530.8	10,747.8	7.3%
- Agents channel and others	5,689.2	5,449.8	4.4%
- Bank channel - CAJA MADRID	4,593.3	4,066.5	13.0%
- Bank channel - Other(2)	1,248.3	1,231.5	1.4%
Life assurance - Protection	116.8	292.7	-60.1%
- Agents channel and others	60.4	47.2	28.0%
- Bank channel - CAJA MADRID	46.2	235.2	-80.4%
- Bank channel - Other(2)	10.2	10.3	-1.0%
Mathematical reserves	16,037.1	15,302.4	4.8%
Other reserves	436.9	440.3	-0.8%
- Agents channel and others	247.2	254.3	-2.8%
- Bank channel - CAJA MADRID	125.3	134.7	-7.0%
- Bank channel - Other(2)	64.4	51.3	25.5%
TOTAL TECHNICAL RESERVES	16,474.0	15,742.7	4.6%
Mutual funds and managed portfolios	2,657.8	2,258.0	17.7%
Pension funds	3,787.4	3,328.9	13.8%
> MAPFRE INVERSIÓN	1,625.3	1,435.0	13.3%
- Individual system	1,411.6	1,262.0	11.9%
- Employers' system	213.7	173.0	23.5%
> Other(2)	2,162.1	1,893.9	14.2%
TOTAL MANAGED SAVINGS	22,919.1	21,329.6	7.5%



Million Euros


By type of business
Pension funds
16.5%
Mutual funds
11.6%
Other provisions
1.9%
Life assurance - Protection
0.5%
Regular premiums
19.2%
Single premiums
50.3%
By distribution channel
Other bank channels
17.2%
CAJA MADRID bank channel
22.1%
Agents channel and other
60.7%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES







Life Assurance Operating Unit: Change in funds under management[1]

	3M 2010	3M 2009
IFRS technical reserves[2]	**518.0**	**-182.9**
> Variation excluding shadow accounting	284.4	-93.3
- Agents channel and others	55.1	37.6
- Bank channel - CAJA MADRID	203.1	-153.3
- Bank channel - Other[3]	26.2	22.4
Pension funds	**6.0**	**-85.8**
> Net sales	-13.1	-13.0
- Agents channel and others	-8.5	-12.6
- Bank channel - Other[3]	-4.6	-0.4
Mutual funds and managed portfolios	**-28.2**	**-397.0**
> Net sales	-53.1	-87.1
TOTAL CHANGE	[illegible]	[illegible]

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Cumulative variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS which adjusts technical reserves for variations in the market value of matching assets
3) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES



MAPFRE AMÉRICA – key figures


MAPFRE


Business activity indicators
Gross written and accepted premiums
+14.0%
1,003.5
1,144.4
774.3
229.2
883.8
260.5
Non-Life
Life
3M 2009
3M 2010
Underwriting and financial result
+43.4%
51.4
73.7
3M 2009
3M 2010
Gross result
+40.2%
51.0
71.5
3M 2009
3M 2010
Net result
+26.6%
28.9
36.6
3M 2009
3M 2010
Million Euros


Profitability indicators
Non-life Combined Ratio
-0.2 p.p.
101.4%
101.2%
+2.4 p.p.
32.0%
34.4%
-2.6 p.p.
69.4%
66.8%
3M 2009
3M 2010
Loss ratio
Expense ratio
ROE
-1.5 p.p.
10.9%
9.4%
3M 2009
3M 2010



MAPFRE AMÉRICA:
Key highlights


MAPFRE

Growth in premiums	▪ Premiums growth reflects: – the good business development in the largest countries in the region, especially in the General, Health and Life Assurance lines – the consolidation of the insurance operations of GRUPO MUNDIAL, which in the quarter contributed €34.3 million
Underwriting and financial result	▪ The development of the underwriting and financial result reflects: – very good underwriting result at the Life Assurance business in Brazil – the improvement in the non-catastrophic loss ratio – the impact of the earthquake in Chile – larger acquisition expenses due to the increased contribution from channels with higher commissions and a lower loss experience
Net result	▪ The development of net results mainly reflects: – the growth of the underwriting and financial result – the devaluation of the Venezuelan Bolivar – the increase in the effective tax rate mainly due to the growth of results in Brazil, to which a 40% tax rate is applied – the higher weight of minority interests, as a result of the consolidation of the subsidiaries of GRUPO MUNDIAL and the growth of NOSSA CAIXA's results





MAPFRE AMÉRICA:
Premiums and results by country


MAPFRE

COUNTRY	PREMIUMS 3M 2010	PREMIUMS 3M 2009	PREMIUMS % 10/09	PREMIUMS Local Currency % 10/09	RESULTS (1) 3M 2010	RESULTS (1) 3M 2009	RESULTS (1) % 10/09	RESULTS (1) Local Currency % 10/09
BRAZIL (2)	**468.6**	358.0	30.9%	8.1%	**48.5**	30.5	59.0%	31.2%
VENEZUELA	**121.7**	187.1	-35.0%	37.4%	**5.8**	8.7	-33.3%	40.7%
MEXICO	**114.7**	97.0	18.2%	9.5%	**3.1**	5.4	-42.6%	-46.6%
ARGENTINA	**110.7**	108.0	2.5%	16.8%	**2.2**	2.9	-24.1%	-12.0%
COLOMBIA	**83.2**	64.4	29.2%	6.2%	**3.7**	2.5	48.0%	19.7%
PUERTO RICO	**67.6**	68.2	-0.9%	4.8%	**4.2**	4.3	-2.3%	3.0%
CHILE	**49.1**	34.3	43.1%	34.1%	**-3.1**	0.3	---	---
CENTRAL AMERICA	**44.5**	10.7	---	---	**3.3**	0.6	---	---
PERU	**40.7**	33.0	23.3%	17.1%	**2.7**	2.2	22.7%	14.5%
OTHER COUNTRIES (3)	**43.6**	42.9	1.6%	---	**2.3**	2.5	-8.0%	0.0%
Holding and consolidation adjustments	**---**	---	---	---	**-1.2**	-8.9	---	---
MAPFRE AMÉRICA	1,144.4	1,003.5	14.0%		71.5	51.0	40.2%	

Million Euros

1) Before taxes and minority interests
2) Figures for Brazil for 3M 2010 include the following data for MAPFRE NOSSA CAIXA: premiums: €57.5 million (€55.2 million in 3M 2009); result before taxes and minority interests: €25.8 million (€17.7 million in 3M 2009)
3) Includes Ecuador, Paraguay, the Dominican Republic and Uruguay



MAPFRE AMÉRICA:
Key highlights by countries


MAPFRE

- **Brazil:** good performance of the Motor and General insurance lines, as well as of the Life technical result.
- **Venezuela:** significant reduction of the amount of premiums and results in Euros compared to the figures for the previous year due to the devaluation.
- **Argentina:** the Life Assurance and Health lines continue to grow.
- **Mexico:** noteworthy performance in the General and Life Assurance lines.
- **Puerto Rico:** good premiums development in local currency, mainly thanks to the growth of the Health insurance line.
- **Colombia:** the contribution of the Health and Life Assurance lines and the better underwriting environment should be mentioned, which were enhanced by a considerable appreciation of the Colombian peso.
- **Chile:** excellent performance of the Health, Life and General insurance lines, which offset the falling trend in the Motor segment.
- **Peru:** the general improvement trend continues thanks to a comparatively less intense competition, which has led to an increase in the average rates across all insurance lines.
- **Central America:** consolidation of the insurance operations of GRUPO MUNDIAL.




MAPFRE

MAPFRE INTERNACIONAL – key figures

Business activity indicators

Million Euros

	3M 2009	3M 2010	Change
Gross written and accepted premiums	476.7	457.2	-4.1%
Underwriting and financial result	-3.0	-13.8	
Financial result	37.8	43.8	+15.8%
Net result	20.7	23.4	+13.4%

Profitability indicators

	3M 2009	3M 2010	Change
Non-life Combined Ratio	99.5%	103.8%	+4.3p.p.
Expense ratio	23.8%	26.2%	+2.4p.p.
Loss ratio	75.7%	77.6%	+1.9p.p.
ROE	5.2%	5.7%	+0.5p.p

■ Loss ratio ■ Expense ratio





MAPFRE INTERNACIONAL: Key highlights

Premiums development	▪ It reflects: – the use of a less favourable EUR/USD exchange rate (31.3.2010: 1.37; 31.3.2009: 1.29) – the growth in local currency of MAPFRE USA CORP[1] (+1.4%) and MAPFRE GENEL SIGORTA (+10.1%) – the consolidation of FINIBANCO VIDA, which partly offsets the negative effect on premiums of a change in the application of the relevant accounting standards at MAPFRE PORTUGAL
Combined ratio	▪ The loss ratio mainly reflects: – lower net premiums earned – the impact of the storms in the Northeast of the USA – the positive impact on MAPFRE GENEL SIGORTA's figures in the first quarter of 2009 of the amended regulations for the calculation of the IBNR reserves ▪ The increase in the expense ratio was mainly due to: – the investments made to expand the distribution network in Turkey – larger acquisition expenses in the USA
Net financial income	▪ Includes pre-tax realisation gains amounting to €8.9 million (realised losses of €5.5 million in 3M2009)
Net result	▪ Reflects the positive impact of the decline in the average tax rate due to the recovery in the tax credits accounted for in 2008 in the USA, as a result of that year's write-downs

1) Previously THE COMMERCE GROUP INC.





MAPFRE INTERNACIONAL:
Premiums and results by country

COUNTRY	PREMIUMS				RESULTS [1]			
	3M 2010	3M 2009	% 10/09	Local currency % 10/09	3M 2010	3M 2009	% 10/09	Local currency % 10/09
USA	**338.6**	353.5	-4.2%	1.4%	**26.7**	25.5	4.7%	10.7%
TURKEY	**67.5**	58.9	14.6%	10.1%	**6.8**	16.7	-59.3%	-60.8%
PORTUGAL[2]	**42.3**	56.0	-24.5%	---	**-1.6**	1.5	---	---
PHILIPPINES	**8.8**	8.3	6.0%	7.7%	**0.6**	0.9	-33.3%	-33.2%
Holding and consolidation adjustments	**---**	---	**---**	---	**-5.0**	-10.8	---	---
MAPFRE INTERNACIONAL	457.2	476.7	-4.1%		27.5	33.8	-18.5%	

Million Euros

1) Before taxes and minority interests. As at 31.12.2009, the Life Assurance branch in Portugal was included in MAPFRE SEGUROS GERAIS and a new company (MAPFRE PORTUGAL SEGUROS DE VIDA) was created, which took over the branch's business.
2) Figures for Portugal at the end of March 2010 include the following data corresponding to FINIBANCO VIDA: premiums: €5.6 million; result before taxes and minority interests: €0.6 million



MAPFRE INTERNACIONAL:
Key highlights by countries


MAPFRE

- **United States:** MAPFRE USA CORP has performed positively in the first quarter of the year, thanks to the 1.4% increase in premiums in Dollars, despite the intense competition in the State of Massachusetts, and to larger financial revenues arising from the market recovery and the absence of write-downs.

- **Turkey:** good premiums development in local currency (10.1%), which reflects an improvement in the economic environment and the rate rises started in 2009. The decrease in results stems from lower financial returns as a result of the decline in interest rates, negative translation differences (versus gains in 3M09) and the positive impact of the amended regulations for the calculation of the IBNR reserves, which were recognised in the same period of 2009 and were not repeated this year.

- **Portugal:** decrease in premiums due to changes in the relevant accounting standards, which imply that premiums are only accounted for when they are invoiced. This effect will gradually diminish in the course of the year. In addition, results reflect the claims arising from the floods in Madeira.




MAPFRE

MAPFRE GLOBAL RISKS – key figures

Business activity indicators

Written and accepted premiums

	3M 2009	3M 2010
C & S	57.0	44.0
Industrial	172.8	207.3
Total	229.8	251.3

+9.4%

Underwriting result

3M 2009	3M 2010
1.9	-22.5

Financial result

3M 2009	3M 2010
6.0	17.7

+195%

Net result

3M 2009	3M 2010
5.9	-2.2

Million Euros

Profitability indicators

Combined ratio

	3M 2009	3M 2010
Loss ratio	84.5%	124.1%
Expense ratio	11.5%	17.6%
Combined ratio	96.0%	141.7%

45.7p.p. 6.1p.p. 39.6p.p.

■ Loss ratio ■ Expense ratio

ROE

3M 2009	3M 2010
n.a.	2.4%

Note: the information for MAPFRE GLOBAL RISKS is presented excluding the business of its subsidiary MAPFRE EMPRESAS, which is an independent company for operational purposes



MAPFRE GLOBAL RISKS:
Key highlights


MAPFRE

Premiums development	▪ Reflects the strong growth of the Property, Engineering and Aviation lines, thanks to the favourable development abroad, which offsets the decrease in the Credit and Surety lines
Loss ratio	▪ The significant increase reflects the occurrence of a series of highly severe losses, among which the earthquake in Chile, which added 34.2 percentage points to the ratio, a large loss in Spain and the heavy weather conditions should be highlighted
Expense ratio	▪ The increase was mainly due to larger acquisition expenses from the positive development of the international business, which were mostly originated by brokers
Net financial income	▪ Includes pre-tax realisation gains amounting to €15 million (€1.8 million in 3M2009)



MAPFRE RE – key figures


MAPFRE


Business activity indicators
Gross written and accepted premiums
+18.4%
40.9
519.7
478.8
Life
Non-life
615.2
83.5
531.7
3M 2009
3M 2010
Underwriting result
-83.0%
20.0
3.4
3M 2009
3M 2010
Financial result
+32.6%
20.5
27.2
3M 2009
3M 2010
Net result
-27.6%
29.0
21.0
3M 2009
3M 2010

Million Euros

Profitability indicators

Non-life Combined Ratio

	3M 2009	3M 2010	Change
Combined ratio	94.9%	101.4%	+6.5p.p.
Expense ratio	25.9%	22.1%	-3.8p.p.
Loss ratio	69.0%	79.3%	+10.3p.p.

■ Loss ratio ■ Expense ratio

ROE

	3M 2009	3M 2010	Change
ROE	14.3%	12.8%	-1.5 p.p.



MAPFRE RE:
Key highlights



Growth in premiums	▪ The growth reflects: – the good performance of the renewal campaign due to the winning of new business and quota increases in existing contracts – larger cessions form the Group's international subsidiaries and the growth of the Life Assurance business
Combined ratio	▪ The increase mainly reflects the appropriation of €100 million, net of reinsurance and including reinstatement premiums, as a result of Chile's earthquake ▪ Excluding this provision, the combined ratio would have been 73.1%, thanks to the positive development of results arising from the closing of the contracts corresponding to the previous year and the increase in premiums ▪ The decrease in the expense ratio reflects the reduction in administration expenses and the underwriting of large contracts with relatively low net commissions
Financial result	▪ Reflects the impact of: – negative translation differences amounting to €6.3 million before taxes (gains of €6.1 million in 3M09) – realisation gains of €15 million before taxes (compared to realised loses of €6.6 in 3M09)




MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Financial supplement
- Contacts



Key quarterly consolidated figures


MAPFRE

	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	1Q 2010
Non-life gross written and accepted premiums	3,137.1	2,556.5	2,661.3	2,535.9	3,656.5	2,792.5	2,775.6	2,675.7	3,632.6
Life gross written and accepted premiums	915.3	728.5	669.4	1,100.8	845.4	1,018.7	813.0	1,029.4	1,302.7
Total gross written and accepted premiums	4,052.4	3,285.0	3,330.7	3,636.7	4,501.9	3,811.2	3,588.6	3,705.1	4,935.3
Net result	286.3	243.1	186.2	185.1	287.0	243.6	212.8	183.4	273.1
Earnings per share (Euro cents)	10.55	8.96	6.86	6.77	10.35	8.49	7.40	6.30	9.34

Million Euros



Variations in financial debt



	30.6.08	31.12.08	31.3.09	30.6.09	30.9.09	31.12.09	31.3.10	Change since: Dec-09	Jun-08
Bridge loan -12/2009	1,000.0	1,002.0	1,000.0	450.0	450.0	0.0	0.0	0.0	-1,000.0
Senior debt MAPFRE S.A. - 7/2011	295.8	286.8	290.5	286.2	281.5	285.3	289.0	3.7	-6.8
Senior debt COMMERCE - 12/2013	189.6	176.4	172.4	170.4	147.7	142.7	153.1	10.4	-36.5
Syndicated credit facility - 6/2014	500.0	200.0	500.0	500.0	500.0	500.1	500.1	0.0	0.1
Subordinated debt - 7/2017	746.6	713.4	619.7	638.3	602.0	610.7	639.5	28.8	-107.1
Bilateral loans	---	---	168.0	---	---	116.9	111.8	-5.1	111.8
Operating debt at subsidiaries	685.0	665.9	420.2	607.1	405.4	406.9	390.1	-16.8	-294.9
TOTAL FINANCIAL & SUBORDINATED DEBT	3,417.0	3,044.5	3,170.8	2,652.0	2,386.6	2,062.6	2,083.6	21.0	-1,333.4
EQUITY/DEBT	1.63x	1.88x	1.83x	2.39x	2.85x	3.44x	3.53x		

Million Euros




MAPFRE

Consolidated income statement

	3M 2010	3M 2009	% 10/09
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,632.6	3,656.5	-0.7%
Premiums earned, net of ceded and retroceded reinsurance	2,648.2	2,540.8	4.2%
Net claims incurred and variation in other technical provisions	-1,956.9	-1,791.7	9.2%
Operating expenses, net of reinsurance	-620.3	-585.2	6.0%
Other technical income and expenses	-5.8	-15.7	-63.1%
Technical Result	**65.2**	**148.2**	**-56.0%**
Net fin'l. income and other non-technical income and expenses	272.1	185.6	46.6%
Result of Non-life business	**337.3**	**333.8**	**1.0%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,302.7	845.4	54.1%
Premiums earned, net of ceded and retroceded reinsurance	1,186.4	751.1	58.0%
Net claims incurred and variation in other technical provisions	-1,154.4	-761.0	51.7%
Operating expenses, net of reinsurance	-154.4	-114.8	34.5%
Other technical income and expenses	0.1	-1.2	-108.3%
Technical Result	**-122.3**	**-125.9**	**-2.9%**
Net financial income and other non-technical income and expenses	245.5	215.8	13.8%
Unrealised gains and losses in Unit-Linked products	-6.5	-5.8	12.1%
Result of Life business	**116.7**	**84.1**	**38.8%**
OTHER BUSINESS ACTIVITIES			
Operating income	152.9	117.4	30.2%
Operating expenses	-151.2	-116.1	30.2%
Other income and expenses	-34.6	19.7	—
Results from other business activities	**-32.9**	**21.0**	**—**
Result before tax and minority interests	**421.1**	**438.9**	**-4.1%**
Taxes	-116.4	-125.4	-7.2%
Result after tax	**304.7**	**313.5**	**-2.8%**
Result after tax from discontinued operations	-0.2	-0.6	-66.7%
Result for the year	**304.5**	**312.9**	**-2.7%**
Result attributable to minority shareholders	-31.4	-25.9	21.2%
Result attributable to the controlling Company	**273.1**	**287.0**	**-4.8%**

Non-life loss ratio[1]	73.9%	70.5%	
Non-life expense ratio[1]	23.6%	23.7%	
Non-life combined ratio[1]	**97.5%**	**94.2%**	

Million Euros



1) Ratios as a % of net premiums earned



Profit breakdown by units and companies

	Net Result	Minority interests	Contribution to consolidated result 3M 2010 € Million	%	Contribution to consolidated result 3M 2009 € Million	%
INSURANCE ACTIVITIES						
LIFE ASSURANCE OPERATING UNIT[1]	39.3		**39.3**	14.4%	35.4	12.3%
MAPFRE FAMILIAR	161.2		**161.2**	59.0%	131.1	45.7%
MAPFRE EMPRESAS	30.1		**30.1**	11.0%	27.9	9.7%
OTHER BUSINESS ACTIVITIES						
MAPFRE INMUEBLES	-3.6		**-3.6**	-1.3%	-3.9	-1.4%
MAPFRE QUAVITAE	0.4	-0.2	**0.2**	0.1%	-0.1	0.0%
BANCO DE S.F. CAJA MADRID - MAPFRE			**-12.2**	-4.5%	-4.6	-1.6%
COMPANIES OPERATING MAINLY IN SPAIN			215.0	78.7%	185.8	64.7%
MAPFRE AMÉRICA	36.6	-4.1	**32.5**	11.9%	25.7	9.0%
MAPFRE GLOBAL RISKS	-2.2		**-2.2**	-0.8%	5.9	2.1%
MAPFRE RE	21.0	-1.8	**19.2**	7.0%	26.5	9.2%
MAPFRE ASISTENCIA	3.5		**3.5**	1.3%	2.9	1.0%
MAPFRE INTERNACIONAL[2]	23.4	-2.9	**20.5**	7.5%	18.2	6.3%
COMPANIES OPERATING MAINLY ABROAD			73.5	26.9%	79.2	27.6%
Other companies and consolidation adjustments			**-15.4**		22.0	7.7%
MAPFRE S.A.			273.1	100.0%	287.0	100.0%

Million Euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
2) Includes MAPFRE USA CORP. (USA), MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the business in Portugal




MAPFRE

Expense and loss ratios

COMPANY	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
	3M 2010	3M 2009	3M 2010	3M 2009	3M 2010	3M 2009
MAPFRE S.A. consolidated	23.6%	23.7%	73.9%	70.5%	97.5%	94.2%
Companies operating primarily in Spain						
MAPFRE FAMILIAR	**16.5%**	18.4%	**74.6%**	71.1%	**91.1%**	89.5%
MAPFRE EMPRESAS	**26.0%**	24.5%	**63.8%**	57.0%	**89.8%**	81.5%
TOTAL NON-LIFE SPAIN	**17.7%**	19.1%	**73.2%**	69.4%	**90.9%**	88.5%
LIFE ASSURANCE OP. UNIT[4]	**1.09%**	0.97%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**34.4%**	32.0%	**66.8%**	69.4%	**101.2%**	101.4%
MAPFRE GLOBAL RISKS	**17.6%**	11.5%	**124.1%**	84.5%	**141.7%**	96.0%
MAPFRE INTERNACIONAL	**26.2%**	23.8%	**77.6%**	75.7%	**103.8%**	99.5%
INT'L. DIRECT INSURANCE DIVISION	**31.3%**	28.6%	**72.3%**	72.0%	**103.6%**	100.6%
MAPFRE RE	**22.1%**	25.9%	**79.3%**	69.0%	**101.4%**	94.9%
MAPFRE ASISTENCIA	**26.7%**	27.8%	**67.4%**	65.9%	**94.1%**	93.7%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA




MAPFRE

Breakdown of equity by units and companies

	Total equity					
	3M 2010		3M 2009		Var. %	
	Stake		Stake			
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE FAMILIAR	1,505.8	---	1,296.2	---	16.2%	---
LIFE ASSURANCE OP. UNIT	889.4	---	880.0	---	1.1%	---
MAPFRE EMPRESAS	354.6	---	---	---	---	---
MAPFRE AMÉRICA	1,280.4	160.5	1,020.0	127.9	25.5%	25.5%
MAPFRE GLOBAL RISKS	380.8	---	---	---	---	---
MAPFRE RE	791.0	73.5	705.7	65.6	12.1%	12.0%
MAPFRE ASISTENCIA	133.4	---	123.6	---	7.9%	---
MAPFRE INTERNACIONAL	1,938.8	277.0	1,702.2	243.2	13.9%	13.9%
OTHER COMPANIES	119.2	19.9	125.7	21.3	-5.2%	-6.6%

Million Euros




MAPFRE



Operating Companies and Units
Key figures



MAPFRE FAMILIAR

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**1,474.9**	1,576.4	-6.4%
Net premiums earned	**999.1**	1,022.8	-2.3%
Underwriting result	**88.7**	107.0	-17.1%
Net financial income	**131.2**	74.0	77.3%
Other business activities	**-1.8**	-0.4	—
Other non-technical results	**-4.0**	-0.8	—
Gross result(1)	**214.1**	179.8	19.1%
Taxes	**-52.8**	-48.5	8.9%
Minorities	**-0.1**	-0.1	—
Net result	**161.2**	131.1	23.0%
Investments	**3,663.4**	3,658.0	0.1%
Technical reserves	**4,159.2**	4,371.1	-4.8%
- of which participation in reinsurance	**68.2**	113.1	-39.7%
Equity	**1,505.8**	1,296.2	16.2%
Non-life loss ratio(2)	**74.6%**	71.1%	
Non-life expense ratio(2)	**16.5%**	18.4%	
Non-life combined ratio(2)	**91.1%**	89.5%	
ROE	**32.9%**	38.0%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE FAMILIAR – by lines

MAPFRE FAMILIAR - Motor

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**582.8**	581.6	0.2%
Net premiums earned	**566.8**	573.8	-1.2%
Underwriting result	**42.0**	40.3	4.2%
Non-life loss ratio(1)	**79.5%**	77.2%	
Non-life expense ratio(1)	**13.1%**	15.8%	
Non-life combined ratio(1)	**92.6%**	93.0%	

MAPFRE FAMILIAR - Property

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**223.2**	224.6	-0.6%
Net premiums earned	**223.4**	223.6	-0.1%
Underwriting result	**26.1**	44.9	-41.9%
Non-life loss ratio(1)	**63.7%**	54.8%	
Non-life expense ratio(1)	**24.6%**	25.1%	
Non-life combined ratio(1)	**88.3%**	79.9%	

MAPFRE FAMILIAR - Health, Accident and Burial

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**668.9**	770.2	-13.2%
Net premiums earned	**208.8**	225.4	-7.4%
Underwriting result	**20.6**	21.8	-5.5%
Non-life loss ratio(1)	**73.0%**	72.1%	
Non-life expense ratio(1)	**17.1%**	18.2%	
Non-life combined ratio(1)	**90.1%**	90.3%	

1) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures


MAPFRE

LIFE ASSURANCE OP. UNIT

	3M 2010	3M 2009	% 10/09
Technical Reserves excluding shadow accounting	**15,642.8**	15,405.2	1.5%
Shadow accounting adjustments	**831.2**	337.5	146.3%
Technical Reserves IFRS	**16,474.0**	15,742.7	4.6%
Mutual Funds and managed portfolios	**2,657.8**	2,258.0	17.7%
Pension Funds	**3,787.4**	3,328.9	13.8%
Funds under management			
IFRS	**22,919.1**	21,329.6	7.5%
Excluding the effect of "shadow accounting"	**22,088.0**	20,992.1	5.2%
Gross written and accepted premiums	**942.4**	583.7	61.5%
Net premiums earned	**881.4**	518.2	70.1%
Underwriting and financial result	**58.3**	50.4	15.7%
Other business activities	**14.1**	12.6	11.9%
Other non technical results	**0.0**	0.0	—
Gross result (1)	**72.5**	63.0	15.1%
Taxes	**-21.7**	-18.9	14.8%
Minorities	**-11.5**	-8.7	32.2%
Net result	**39.3**	35.4	11.0%
Investments	**17,415.8**	16,510.3	5.5%
Shareholders' equity	**889.4**	880.0	1.1%
Expense Ratio(2)	**1.09%**	0.97%	
ROE	**14.6%**	12.2%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management. Annualised figures.

Million Euros



Operating Companies and Units
Key figures


MAPFRE

MAPFRE EMPRESAS – historical series

	3M 2009	6M 2009	9M 2009	12M 2009	3M 2010
Gross written and accepted premiums	245.1	417.9	539.8	666.4	224.0
Net premiums earned	143.1	272.0	406.2	538.8	140.5
Underwriting result	26.5	35.2	32.6	34.2	14.3
Net financial income	14.9	28.8	41.4	56.5	27.6
Other business activities	-1.5	-2.7	-3.9	-5.7	0.5
Other non-technical results	0.3	0.7	0.7	1.4	0.7
Gross result[1]	40.0	61.9	70.9	86.5	43.1
Taxes	-12.1	-19.0	-21.3	-27.2	-12.9
Minorities	0.0	0.0	0.0	0.0	0.0
Net result	27.9	42.8	49.6	59.3	30.1
Investments	—	—	—	1,196.3	1,224.2
Technical reserves	—	—	—	1,337.6	1,368.9
- of which participation in reinsurance	—	—	—	437.8	431.3
Shareholders' equity	—	—	—	324.5	354.6
Non-life loss ratio[2]	57.0%	60.4%	64.6%	66.6%	63.8%
Non-life expense ratio[2]	24.5%	26.7%	27.3%	27.1%	26.0%
Non-life combined ratio[2]	81.5%	87.1%	91.9%	93.7%	89.8%
ROE	—	—	—	—	18.1%

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures



MAPFRE AMÉRICA

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**1,144.4**	1,003.5	14.0%
Net premiums earned	**889.5**	766.9	16.0%
Underwriting and financial result	**73.7**	51.4	43.4%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-2.2**	-0.4	—
Gross result [(1)]	**71.5**	51.0	40.2%
Taxes	**-24.8**	-15.9	56.0%
Minorities	**-10.1**	-6.2	62.9%
Net result	**36.6**	28.9	26.6%
Investments	**3,530.8**	2,647.3	33.4%
Technical reserves	**4,044.6**	3,079.0	31.4%
- of which participation in reinsurance	**938.0**	682.3	37.5%
Shareholders' equity	**1,440.9**	1,147.9	25.5%
Non-life loss ratio[(2)]	**66.8%**	69.4%	
Non-life expense ratio[(2)]	**34.4%**	32.0%	
Non-life combined ratio[(2)]	**101.2%**	101.4%	
ROE	**9.4%**	10.9%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE AMÉRICA – by lines

MAPFRE AMERICA - Non Life

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**883.8**	774.3	14.1%
Net premiums earned	**647.5**	576.5	12.3%
Underwriting result	**-7.6**	-8.4	-9.5%
Non-life loss ratio[(1)]	**66.8%**	69.4%	
Non-life expense ratio[(1)]	**34.4%**	32.0%	
Non-life combined ratio[(1)]	**101.2%**	101.4%	

MAPFRE AMERICA - Life

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**260.5**	229.2	13.7%
Net premiums earned	**242.0**	190.4	27.1%
Underwriting and financial result	**41.4**	24.9	66.3%

1) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures



MAPFRE INTERNACIONAL[1]

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**457.2**	476.7	-4.1%
Net premiums earned	**387.2**	389.0	-0.5%
Underwriting result	**-13.8**	-3.0	---
Net financial income	**43.8**	37.8	15.8%
Other business activities	**-3.5**	-1.2	191.7%
Other non-technical results	**1.1**	0.2	380.2%
Gross result[2]	**27.5**	33.8	-18.4%
Taxes	**-3.0**	-10.1	-69.9%
Minorities	**-1.1**	-3.0	-65.4%
Net result	**23.4**	20.7	13.4%
Investments	**2,498.7**	2,140.5	16.7%
Technical reserves	**1,893.7**	1,813.5	4.4%
- of which participation in reinsurance	**174.2**	225.6	-22.8%
Shareholders' equity	**2,215.8**	1,945.4	13.9%
Non-life loss ratio[3]	**77.6%**	75.7%	
Non-life expense ratio[3]	**26.2%**	23.8%	
Non-life combined ratio[3]	**103.8%**	99.5%	
ROE	**5.7%**	5.2%	

1) As at 31.12.2009, the Life Assurance branch in Portugal was included in MAPFRE SEGUROS GERAIS and a new company (MAPFRE PORTUGAL SEGUROS DE VIDA) was created, which took over the branch's business
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE RE

	3M 2010	3M 2009	% 10/09
Gross written and accepted premiums	**615.2**	519.7	18.4%
- of which Life premiums	**83.5**	40.9	104.2%
Net premiums earned	**400.4**	324.5	23.4%
Underwriting result	**3.4**	20.0	-83.0%
Net financial income	**27.2**	20.5	32.6%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-0.6**	-0.4	-50.0%
Gross result [1]	**30.0**	40.1	-25.2%
Taxes	**-9.1**	-11.1	18.0%
Minorities	**0.0**	0.0	---
Net result	**21.0**	29.0	-27.6%
Investments	**2,463.9**	2,051.4	20.1%
Technical reserves	**2,574.9**	2,177.1	18.3%
- of which participation in reinsurance	**813.6**	704.1	15.6%
Shareholders' equity	**864.5**	771.3	12.1%
Non-life loss ratio[2]	**79.3%**	69.0%	
Non-life expense ratio[2]	**22.1%**	25.9%	
Non-life combined ratio[2]	**101.4%**	94.9%	
ROE	**12.8%**	14.3%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures


MAPFRE

MAPFRE GLOBAL RISKS – historical series

	3M 2009	6M 2009	9M 2009	12M 2009	3M 2010
Gross written and accepted premiums	229.8	452.9	688.9	838.4	251.3
Net premiums earned	46.9	104.1	145.7	185.8	54.1
Underwriting result	1.9	1.1	1.7	3.5	-22.5
Net financial income	6.0	9.9	14.6	20.0	17.7
Other business activities	-0.1	-0.1	-0.2	-0.5	-0.2
Other non-technical results	0.7	1.3	2.7	2.0	1.8
Gross result(1)	8.5	12.2	18.8	25.1	-3.2
Taxes	-2.6	-3.7	-5.6	-7.6	1.0
Minorities	0.0	-0.1	-0.1	-0.1	0.0
Net result	5.9	8.5	13.0	17.3	-2.2
Investments	—	—	—	634.1	608.3
Technical reserves	—	—	—	1,623.7	1,899.1
- of which participation in reinsurance	—	—	—	1,295.0	1,512.1
Shareholders' equity	—	—	—	390.4	380.8
Non-life loss ratio(2)	84.5%	81.0%	76.9%	74.8%	124.1%
Non-life expense ratio(2)	11.5%	18.0%	21.9%	23.3%	17.6%
Non-life combined ratio(2)	96.0%	99.0%	98.8%	98.1%	141.7%
ROE	—	—	—	—	2.4%

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros



Operating Companies and Units
Key figures


MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE (Affiliate company)

	3M 2010	3M 2009	% 10/09
Net interest income	**31.2**	42.5	-26.6%
Operating revenues	**31.2**	42.6	-26.8%
Operating profits	**17.1**	26.8	-36.2%
Provisions	**-49.7**	-37.1	34.0%
Gross result(1)	**-33.9**	-11.7	189.7%
Taxes	**10.1**	3.5	188.6%
Minorities	**-1.1**	-1.3	-15.4%
Net result	**-24.9**	-9.5	162.1%
Lending portfolio (net)	**5,703.9**	6,349.3	-10.2%
Shareholders' equity	**440.9**	443.5	-0.6%
Cost/income ratio(2)	**41.7%**	31.1%	
NPL ratio	**6.2%**	6.8%	
Coverage ratio	**54.4%**	42.2%	
BIS ratio	**9.9%**	9.6%	

1) Before taxes and minority interests
2) Operating expenses/Operating revenues

MAPFRE INMUEBLES

	3M 2010	3M 2009	% 10/09
Operating revenues	**3.0**	3.0	---
EBIT	**-0.6**	-0.7	14.3%
Net financial income	**-4.5**	-4.8	6.3%
Gross result(1)	**-5.1**	-5.6	8.9%
Taxes	**1.5**	1.7	-11.8%
Minorities	**0.0**	0.0	---
Net result	**-3.6**	-3.9	7.7%
Stock	**653.8**	674.5	-3.1%
Debt	**581.9**	559.7	4.0%
Shareholders' equity	**93.1**	97.8	-4.8%
Real estate units under construction	**145**	334	-56.6%
Real estate units finished, pending sale	**117**	36	---
Land (buildable floor space, thousand m^2)	**541.0**	547.0	-1.1%
Floor space - under construction (thousand m^2)	**24.0**	45.0	-46.7%

1) Before taxes and minority interests

Million Euros



Operating Companies and Units
Key figures



MAPFRE ASISTENCIA

	3M 2010	3M 2009	% 10/09
Operating income	**142.3**	131.3	8.4%
- Gross written and accepted premiums	**109.3**	98.6	10.9%
- Other income	**33.0**	32.7	0.9%
Net premiums earned	**82.5**	79.5	3.8%
Underwriting result	**4.9**	5.0	-2.0%
Net financial income	**1.5**	1.1	36.4%
Other business activities	**-1.0**	-1.2	-16.7%
Other non-technical results	**-0.1**	0.0	---
Gross result (1)	**5.4**	4.9	10.2%
Taxes	**-1.7**	-1.5	13.3%
Minorities	**-0.2**	-0.3	-33.3%
Net result	**3.5**	2.9	20.7%
Investments	**34.6**	35.0	-1.1%
Technical reserves	**209.7**	188.5	11.2%
- of which participation in reinsurance	**0.0**	0.0	---
Shareholders' equity	**133.4**	123.6	7.9%
Non-life loss ratio(2)	**67.4%**	65.9%	
Non-life expense ratio(2)	**26.7%**	27.8%	
Non-life combined ratio(2)	**94.1%**	93.7%	
ROE	**12.8%**	8.1%	

1) Before taxes and minority interests
2) *Ratios as a % of net premiums earned*

MAPFRE QUAVITAE (1)

	3M 2010	3M 2009	% 10/09
Operating revenues	**37.2**	33.3	11.7%
EBIT	**0.8**	0.9	-11.1%
Total financial income	**-0.2**	-0.6	66.7%
Gross result(2)	**0.6**	0.2	---
Taxes	**0.0**	0.0	---
Minorities	**0.1**	0.1	---
Net result	**0.4**	-0.1	---
Financial debt	**33.4**	39.9	-16.3%
Shareholders' equity	**46.0**	49.2	-6.5%
Residential centres	**21**	20	5.0%
Residential places	**3,388**	3,273	3.5%
Day-centres	**36**	32	12.5%
Day-centres places	**1,556**	1,389	12.0%
Teleassistance users	**21,515**	22,846	-5.8%
Home assistance users	**17,157**	14,839	15.6%

1) MAPFRE QUAVITAE is managed by the Assistance Operating Unit, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros




MAPFRE





Investor Relations Department


MAPFRE

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Natalia Núñez Arana	Investor Relations	+34-91-581-8664
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Álvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28222 Majadahonda
relacionesconinversores@mapfre.com





Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.



